**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

[redacted]CURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Georgetown Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001302709
(Registrant's CIK Number)

Exhibit 99.3 to the Form SB-2
nic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-119007
~~Not Available~~
(SEC File Number, if Available)

Not Applicable
of Person Filing the Document
her Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Georgetown, Commonwealth of Massachusetts, on September 14, 2004.

GEORGETOWN BANCORP, INC.

By: ______________________

Robert E. Balletto
President and Chief Executive Officer

PRO FORMA VALUATION
MUTUAL HOLDING COMPANY
STOCK OFFERING

GEORGETOWN BANCORP, INC.
Georgetown, Massachusetts

Dated As Of:
September 3, 2004

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

September 3, 2004

Board of Directors
Georgetown Bancorp, MHC
Georgetown Bancorp, Inc.
Georgetown Savings Bank
2 East Main Street
Georgetown, Massachusetts 01833

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Reorganization and Plan of Stock Issuance

The Board of Directors of Georgetown Savings Bank ("Georgetown" or the "Bank") has adopted a plan of reorganization pursuant to which Georgetown will convert and reorganize into a mutual holding company structure. As part of the reorganization, Georgetown will become a wholly-owned subsidiary of Georgetown Bancorp, Inc. (the "Holding Company"), a federal corporation, and the Holding Company will issue a majority of its common stock to Georgetown Bancorp, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders, Other Depositors and Directors, Officers and Employees. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community Offering. The total shares offered for sale to the public will constitute a minority of the Holding Company's stock (49.9% or less).

gton Headquarters
enter
Moore Street, Suite 2210
'A 22209

Telephone: (703) 528-1'
Fax No.: (703) 528-1
Toll-Free No.: (866) 723-0
E-Mail: mail@rpfinancial.

After completion of the public stock offering, the Holding Company is expected to retain an estimated 15% of the net stock proceeds. The MHC will own a controlling interest in the Holding Company of at least 51%, and the Holding Company will be the sole subsidiary of the MHC. The Holding Company will own 100% of the Bank's outstanding stock. The Holding Company's initial activity will be ownership of its subsidiary, Georgetown, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan ("ESOP").

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank, the Holding Company and the MHC and the other parties engaged by the Bank to assist in the stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's, the Holding Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Holding Company and the Bank that has included a review of its audited financial information for the fiscal years ended June 30, 2000 through June 30, 2004, various unaudited information and internal financial reports through June 30, 2004 and due diligence related discussions with the Holding Company's management; Wolf & Company, PC, the Holding Company's independent auditor; Luse Gorman Pomerenk & Schick, the Holding Company's counsel in connection with the plan of stock issuance; and Keefe Bruyette & Woods, the Holding Company's financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Holding Company operates and have assessed the Holding Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Holding Company and the industry as a whole. We have analyzed the potential effects of the minority stock offering on the Holding Company's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Holding Company's primary market area and have compared the Holding Company's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stocks of all publicly-traded mutual holding companies. We have also considered the expected market for the Holding Company's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Holding Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Holding Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Holding Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Holding Company. The valuation considers the Holding Company only as a going concern and should not be considered as an indication of the Holding Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Holding Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Holding Company's value alone. It is our understanding that there are no current plans for pursuing a second step conversion or for selling control of the Holding Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Holding Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

<u>Valuation Conclusion</u>

It is our opinion that, as of September 3, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $18,000,000 at the midpoint, equal to 1,800,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $15.3 million and a maximum value of $20.7 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,530,000 at the minimum and 2,070,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of approximately $23.8 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 2,380,500. The Board of Directors has established a public offering range such that the public ownership of the Holding Company will constitute a 45% ownership interest. Accordingly, the offering to the public of the minority stock will equal $6.9 million at the minimum, $8.1 million at the midpoint, $9.3 million at the maximum and $10.7 million at the supermaximum of the valuation range.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of Georgetown as of June 30, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Holding Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President

James J. Oren
Senior Vice President

TABLE OF CONTENTS
GEORGETOWN BANCORP, INC.
Georgetown, Massachusetts

DESCRIPTION	PAGE NUMBER
CHAPTER ONE **OVERVIEW AND FINANCIAL ANALYSIS**	
Introduction	1.1
Reorganization and Plan of Stock Issuance	1.1
Strategic Overview	1.2
Balance Sheet Trends	1.4
Income and Expense Trends	1.7
Interest Rate Risk Management	1.10
Lending Activities and Strategy	1.11
Asset Quality	1.14
Funding Composition and Strategy	1.15
Subsidiaries and Other Activities	1.16
Legal Proceedings	1.16
CHAPTER TWO **MARKET AREA**	
Introduction	2.1
National Economic Factors	2.2
Economic and Interest Rate Environment	2.3
Market Area Demographics	2.4
Local Economy	2.6
Competition	2.7
Summary	2.8
CHAPTER THREE **PEER GROUP ANALYSIS**	
Peer Group Selection	3.1
Basis of Comparison	3.2
Georgetown's Peer Group	3.3
Financial Condition	3.6
Income and Expense Components	3.8
Loan Composition	3.11
Credit Risk	3.13
Interest Rate Risk	3.13
Summary	3.16

TABLE OF CONTENTS
GEORGETOWN BANCORP, INC.
Georgetown, Massachusetts
(continued)

DESCRIPTION	**PAGE NUMBER**
CHAPTER FOUR VALUATION ANALYSIS	
Introduction	4.1
Appraisal Guidelines	4.1
RP Financial Approach to the Valuation	4.2
Valuation Analysis	4.3
1. Financial Condition	4.3
2. Profitability, Growth and Viability of Earnings	4.4
3. Asset Growth	4.5
4. Primary Market Area	4.6
5. Dividends	4.7
6. Liquidity of the Shares	4.8
7. Marketing of the Issue	4.9
A. The Public Market	4.9
B. The New Issue Market	4.14
C. The Acquisition Market	4.16
8. Management	4.16
9. Effect of Government Regulation and Regulatory Reform	4.18
Summary of Adjustments	4.18
Basis of Valuation – Fully-Converted Pricing Ratios	4.19
Valuation Approaches: Fully-Converted Basis	4.20
1. Price-to-Earnings ("P/E")	4.23
2. Price-to-Book ("P/B")	4.24
3. Price-to-Assets ("P/A")	4.24
Comparison to Recent Offerings	4.26
Valuation Conclusion	4.26

LIST OF TABLES
GEORGETOWN BANCORP, INC.
Georgetown, Massachusetts

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	1.5
1.2	Historical Income Statements	1.8
2.1	Summary Demographic/Economic Information	2.5
2.2	Primary Market Area Employment Sectors	2.6
2.3	Market Area Unemployment Trends	2.7
2.4	Deposit Summary	2.9
3.1	Peer Group of Publicly-Traded Thrifts	3.5
3.2	Balance Sheet Composition and Growth Rates	3.7
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.9
3.4	Loan Portfolio Composition and Related Information	3.12
3.5	Credit Risk Measures and Related Information	3.14
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	3.15
4.1	Market Area Unemployment Rates	4.7
4.2	Recent Conversion Pricing Characteristics	4.15
4.3	Market Pricing Comparatives	4.17
4.4	Valuation Adjustments	4.19
4.5	Calculation of Implied Per Share Data	4.21
4.6	Derivation of Core Earnings	4.23
4.7	MHC Institutions – Implied Pricing Ratios, Full Conversion Basis	4.25
4.8	Pricing Table: MHC Public Market Pricing	4.28

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Georgetown serves northeastern Massachusetts and, to a lesser extent, southeastern New Hampshire through its main office in Georgetown and a branch office in Rowley, Massachusetts, both of which are located in Essex County. A map of the Bank's branch offices is provided in Exhibit I-1. The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 2004, Georgetown had $124.9 million in assets, $87.9 million in deposits and retained earnings of $8.1 million, equal to 6.46% of total assets. All of the Bank's equity consisted of tangible equity. Georgetown's audited financial statements are included by reference as Exhibit I-2.

Reorganization and Plan of Stock Issuance

The Board of Directors of Georgetown Savings Bank ("Georgetown" or the "Bank") has adopted a plan of reorganization pursuant to which Georgetown will convert and reorganize into a mutual holding company structure. As part of the reorganization, Georgetown will become a wholly-owned subsidiary of Georgetown Bancorp, Inc. (the "Holding Company"), a federal corporation, and the Holding Company will issue a majority of its common stock to Georgetown Bancorp, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders, Other Depositors and Directors, Officers and Employees. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community Offering. The total shares offered for sale to the public will constitute a minority of the Holding Company's stock (49.9% or less).

After completion of the public stock offering, the Holding Company is expected to retain an estimated 15% of the net stock proceeds. The MHC will own a controlling interest in the

Holding Company of at least 51%, and the Holding Company will be the sole subsidiary of the MHC. The Holding Company will own 100% of the Bank's outstanding stock. The Holding Company's initial activity will be ownership of its subsidiary, Georgetown, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan ("ESOP").

Strategic Overview

Georgetown maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, Georgetown's operating strategy has been fairly reflective of a traditional thrift operating strategy, in which 1-4 family residential mortgage loans have been the primary type of loan originations and assets have been primarily funded with retail deposits. In recent years, the Bank has followed a strategy of diversifying the loan portfolio into other loan types, such as commercial real estate, construction, commercial business and home equity loans. Pursuant to the Bank's business plan, Georgetown will continue to emphasize 1-4 family lending, but will also pursue greater diversification into these other types of lending. Georgetown has increasingly utilized borrowed funds for operations in order to more fully leverage the equity base and enhance net income. This growth strategy has resulted in the current leveraged balance sheet position. Overall, it is the Bank's objective to continue to grow the Bank's asset base, with investment of available funds continuing to be concentrated in loans, which will facilitate a higher yielding interest-earning asset composition.

Georgetown's earnings base is largely dependent upon net interest income and operating expense levels, as income derived through non-interest sources is a modest contributor to the Bank's earnings. Historically, Georgetown's operating strategy has provided for a relatively strong interest rate spread, which can be largely attributed to an interest-earning asset composition that is concentrated in loans receivable. In the most recent fiscal year, the Bank's operating expenses have increased due to the completion of a new main office building, which increased the Bank's investment in fixed assets by approximately $3.3 million, and therefore increased depreciation and amortization expense, while at the same time reduced the balance of investable funds, which decreased interest income. On the liability side of the balance sheet,

Georgetown has developed a sizeable balance of lower costing transaction and savings accounts (over 60% of deposits), which have lowered overall interest expense ratios. However, these account types are also more costly to service than certificates of deposit ("CDs"), which have placed upward pressure on operating expenses. Increasing use of borrowings has also placed upward pressure on funding costs.

Over the past five fiscal years, Georgetown has achieved steady and noticeable asset growth, which has been assisted by the opening of the Rowley branch office in 1999. Total asset growth amounted to 60.7% since the end of fiscal 2000. The Bank's current business plan is to continue a growth strategy that will emphasize growth of the loan portfolio such that the concentration of interest-earning assets comprised of loans will remain in the range of 75% to 80%. Growth of the loan portfolio will emphasize increased diversification, particularly commercial real estate, commercial business and home equity loans.

A key component of the Bank's business plan is to increase capital through the minority stock offering. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of Georgetown. Georgetown's higher equity-to-assets ratio will better position the Bank to take advantage of additional expansion opportunities as they arise. Such expansion is expected to occur through establishing additional branches in markets currently served by the branch network or in surrounding contiguous markets. In addition, the increase in capital realized from the stock offering will provide a larger capital cushion for growth through other potential acquisitions of branch offices or other local thrifts, commercial banks or other financial service providers as opportunities arise. The projected use of stock proceeds is highlighted below.

- Holding Company. The Holding Company is expected to retain an estimated 15% of the net offering proceeds. At present, funds at the Holding Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.
- Georgetown. Approximately 85% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will become part of

general operating funds, and are expected to be primarily utilized to fund growth of loans.

Overall, it is the Bank's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Georgetown's operations. The Bank has acknowledged that it intends to operate with excess capital in the near term, operating with a below market return on equity ("ROE"), until such time as the new capital can be leveraged in a safe and sound manner over an extended period of time.

Balance Sheet Trends

Table 1.1 shows the Bank's historical balance sheet data for the past five fiscal years. From June 30, 2000 through June 30, 2004, Georgetown's assets increased at a 12.6% annual rate. Asset growth was mostly realized through growth of loans receivable, as the investment portfolio remained relatively stable, and the cash and equivalents portfolio increased only slightly in absolute terms. Asset growth has been funded with deposits, borrowed funds and equity. A summary of Georgetown's key operating ratios for the past five fiscal years is presented in Exhibit I-3.

Georgetown's loans receivable increased at a 14.1% annual rate from fiscal year end 2000 through fiscal year end 2004. The loan portfolio has grown in balance in each fiscal year since year end 2000, reflecting continued efforts to build the portfolio. Accordingly, loans to total assets increased over the period to nearly 79% of assets at June 30, 2004. Georgetown's historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 80.6% of total loans receivable consisted of 1-4 family permanent mortgage loans at June 30, 2004. Trends in the Bank's loan portfolio composition over the past two fiscal years show that the concentration of 1-4 family permanent mortgage loans comprising total loans has remained stable. Over the past two fiscal years, lending diversification by the Bank has consisted primarily of commercial real estate/multi-family loans, which comprised 8.2% of total loans at fiscal year end 2004. Consumer loans, which consist substantially of second mortgages and home equity loans, represent the second largest area of lending diversification for the Bank with such loans comprising 6.0% of the loan portfolio at fiscal year end 2004. The balance of the loan

Table 1.1
Georgetown Savings Bank
Historical Balance Sheets

	As of June 30,										6/30/00-6/30/04 Annual. Growth Rate
	2000		2001		2002		2003		2004		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$77,700	100.00%	$89,503	100.00%	$102,357	100.00%	$114,612	100.00%	$124,858	100.00%	12.59%
Loans Receivable (net)	57,987	74.63%	64,817	72.42%	77,407	75.62%	88,029	76.81%	98,357	78.78%	14.12%
Cash and Equivalents	2,265	2.92%	5,989	6.69%	7,651	7.47%	7,826	6.83%	3,708	2.97%	13.11%
Investment Securities	15,541	20.00%	16,851	18.83%	13,678	13.36%	11,821	10.31%	15,530	12.44%	-0.02%
Fixed Assets	1,331	1.71%	1,288	1.44%	1,750	1.71%	4,818	4.20%	5,077	4.07%	39.75%
Other Assets	576	0.74%	557	0.62%	1,871	1.83%	2,119	1.85%	2,186	1.75%	39.55%
Deposits	61,255	78.84%	67,322	75.22%	77,356	75.57%	83,325	72.70%	87,936	70.43%	9.46%
FHLB Advances/Reverse Rep. Agreement	10,028	12.91%	15,348	17.15%	17,225	16.83%	22,712	19.82%	28,260	22.63%	29.56%
Other Liabilities	580	0.75%	575	0.64%	661	0.65%	633	0.55%	593	0.47%	0.54%
Retained Earnings	5,837	7.51%	6,257	6.99%	7,115	6.95%	7,942	6.93%	8,069	6.46%	8.43%
AFS Adjustment	(48)	-0.06%	(69)	-0.08%	15	0.01%	27	0.02%	(102)	-0.08%	NM
Offices Open	2		2		2		2		2		---

(1) Ratios are as a percent of ending assets.

Source: Georgetown SB's audited financial reports.

portfolio consists of commercial business loans and construction loans, which equaled 1.1% and 4.1% of total loans outstanding, respectively, at fiscal year end 2004.

The intent of the Bank's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Georgetown's overall credit and interest rate risk objectives. Georgetown's investment portfolio has ranged from a low of $11.8 million at June 30, 2003 to a high of $16.8 million as of June 30, 2001. As of June 30, 2004, investment securities totaled $15.5 million, or 12.4% of assets. Mortgage-backed securities ("MBS") represented the Bank's largest investment concentration, totaling $10.0 million, or 65% of the investment portfolio. The balance of MBS increased in the most recent fiscal year facilitated by redeployment of available cash and from new funds generated from deposits and additional borrowed funds. The portfolio of mortgage-backed securities consists substantially of fixed rate securities guaranteed by Fannie Mae or Freddie Mac. A total of $7.3 million of MBS were classified as available-for-sale ("AFS") at June 30, 2004, with the remaining $2.7 million classified as held-to-maturity ("HTM") with an unrealized pre-tax gain of $44,000.

The remainder of the investment securities portfolio consists of $3.8 million of U.S. Government and agency securities, $0.2 million of corporate debt instruments, $1.6 million of FHLB stock, and $0.2 million of investment in the Bank Investment Fund. Approximately $3.0 million of the U.S. Government and agency securities were classified as AFS, along with the investment in the Bank Investment Fund.

Over the past five fiscal years, the Bank's level of cash and equivalents ranged from a low of 2.9% of assets at year fiscal end 2000 to a high of 7.5% of assets at year end 2002, with these funds utilized for daily operations and cashflow requirements. Exhibit I-4 provides historical detail of the Bank's investment portfolio.

Retail deposits have consistently been the primary funding source for the Bank's assets, with increasing use of borrowed funds in recent fiscal years. From fiscal year end 2000 through fiscal year end 2004, the Bank's deposits increased at an annual rate of 9.5% to $87.9 million, or 70.46% of assets. Due to the increased use of borrowed funds over the last five years, deposits declined from 78.8% of assets at June 30, 2000 to 70.4% as of June 30, 2004. As of June 30,

2004, CDs and core deposits (transaction and savings accounts) comprised 39.2% and 60.8% of the Bank's total deposits, respectively, consistent with past experience.

Borrowings have served as an alternative funding source for lending and liquidity purposes, to assist in leveraging the capital base and to manage funding costs. Over the past five years, borrowings ranged from a low of 12.9% of assets at fiscal year end 2000 to a high of 22.6% of assets at fiscal year end 2004, at which time borrowings totaled $28.3 million. The Bank's use of borrowings has been concentrated in FHLB advances. At June 30, 2004, the Bank's borrowings consisted of $27.4 million of short- and long-term FHLB advances and $0.9 million of securities sold under agreements to repurchase.

The Bank's equity increased at an 8.4% annual rate from fiscal year end 2000 through fiscal year end 2004, primarily reflecting the retention of earnings as AFS adjustments have been limited. Equity totaled $8.1 million, or 6.46% of assets, as of June 30, 2004. The decline in the equity ratio reflects the Bank's strategic objective of leveraging equity. All of the Bank's equity consists of tangible equity, and Georgetown maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2004. The addition of stock proceeds will serve to strengthen the Bank's capital position and competitive posture within its primary market area, as well as possibly support expansion through acquisition. At the same time, as the result of the Bank's higher pro forma capital position, along with the time period typically needed to reinvest the conversion proceeds, Georgetown's return on equity can be expected to be below industry averages following its stock offering.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements for the past five fiscal years. The Bank reported positive earnings over the past five fiscal years, ranging from a low of 0.21% of average assets during fiscal 2004 to a high of 0.81% of average assets during fiscal 2002. For fiscal 2004, the Bank reported net income of $256,000, a sharp reduction from the prior two years, due to the completion of the new main office building and the employment of several additional employees, as the Bank postured itself for additional growth. Net interest income and operating expenses represent the primary components of Georgetown's core earnings. Non-interest operating income derived from Georgetown's retail banking activities has been a limited

Table 1.2
Georgetown Savings Bank
Historical Income Statements

	For the Fiscal Year Ended June 30,									
	2000		2001		2002		2003		2004	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$5,242	6.75%	$5,786	6.92%	$6,216	6.48%	$5,923	5.67%	$5,686	4.75%
Interest Expense	(2,718)	-3.50%	(3,032)	-3.63%	(2,793)	-2.91%	(2,350)	-2.25%	(2,093)	-1.75%
Net Interest Income	$2,524	3.25%	$2,754	3.29%	$3,423	3.57%	$3,573	3.42%	$3,593	3.00%
Provision for Loan Losses	(84)	-0.11%	(72)	-0.09%	(228)	-0.24%	(48)	-0.05%	(60)	-0.05%
Net Interest Income after Provisions	$2,440	3.14%	$2,682	3.21%	$3,195	3.33%	$3,525	3.37%	$3,533	2.95%
Gain on Sale of Loans	$0	0.00%	$0	0.00%	$17	0.02%	$26	0.02%	$0	0.00%
Other Income	$223	0.29%	$290	0.35%	$392	0.41%	$531	0.51%	$411	0.34%
Operating Expense	(2,367)	-3.05%	(2,315)	-2.77%	(2,558)	-2.67%	(2,774)	-2.65%	(3,544)	-2.96%
Net Operating Income	$296	0.38%	$657	0.79%	$1,045	1.09%	$1,308	1.25%	$401	0.33%
Gain(Loss) on Sale of Investments	$0	0.00%	$24	0.03%	$0	0.00%	$0	0.00%	($10)	-0.01%
Pension Plan Termination Gain	0	0.00%	0	0.00%	182	0.19%	0	0.00%	0	0.00%
Net Non-Operating Income/(Expense)	$0	0.00%	$24	0.03%	$182	0.19%	$0	0.00%	($10)	-0.01%
Net Income Before Tax	$296	0.38%	$680	0.81%	$1,228	1.28%	$1,308	1.25%	$391	0.33%
Income Taxes	(103)	-0.13%	(239)	-0.29%	(454)	-0.47%	(493)	-0.47%	(135)	-0.11%
Net Income (Loss)	$192	0.25%	$442	0.53%	$774	0.81%	$815	0.78%	$256	0.21%
Adjusted Earnings:										
Net Income	$192	0.20%	$442	0.46%	$774	0.81%	$815	0.78%	$256	0.21%
Add(Deduct): Non-Operating (Inc)/Exp	0	0.00%	(24)	-0.02%	(182)	-0.19%	0	0.00%	10	0.01%
Tax Effect	0	0.00%	8	0.01%	67	0.07%	0	0.00%	(3)	0.00%
Adjusted Earnings:	$192	0.20%	$426	0.44%	$659	0.69%	$815	0.78%	$263	0.22%
Expense Coverage Ratio	106.6%		119.0%		133.8%		128.8%		101.4%	
Efficiency Ratio	86.2%		76.1%		67.1%		67.6%		88.5%	
Effective Tax Rate	35.0%		35.1%		37.0%		37.7%		34.5%	

(1) Ratios are as a percent of average assets.
Source: Georgetown SB's audited financial statements.

contributor to earnings. Loan loss provisions established over the past five years-have been generally been nominal, and related to the overall growth in the loan portfolio. Likewise, income or expense derived from non-operating sources has not been a significant factor in the Bank's earnings over the past five fiscal years.

Over the last five fiscal years, the Bank's net interest income ratio strengthened through fiscal 2002 to 3.57% of average assets before experiencing compression during the last two fiscal years to 3.00% for fiscal 2004. The recent decline was attributable to a more significant reduction in interest income than interest expense, largely driven by the pronounced decline in market rates. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5. Also, the interest income decline reflects the increased investment in fixed assets (the main office) from $1.8 million, or 1.7% of assets as of June 30, 2002, to $5.1 million, or 4.1% of assets, as of June 30, 2004.

Consistent with the Bank's traditional thrift strategy, sources of non-interest operating income and related expense have been modest and reflect limited diversification. Non-interest operating income has ranged from a low of 0.29% of average assets during fiscal year 2000 to a high of 0.51% of average assets during fiscal 2003. Non-interest operating income equaled 0.34% of average assets during fiscal 2004. Georgetown's earnings growth can be expected to remain primarily dependent upon increasing net interest and operating expense management.

After moderate growth during the fiscal 2000 to 2003 period, operating expenses increased sharply during fiscal 2004, largely due to (1) the additional fixed asset and depreciation expense related to the new construction at the main office and (2) the additional compensation expense incurred in connection with the hiring of additional personnel in anticipation of the post-offering growth. Upward pressure will be placed on the Bank's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded Bank, including expenses related to the stock benefit plans. At the same time, the increase in pro forma equity facilitates the Bank's capacity to leverage its balance sheet operating expenses through continued growth.

Overall, the general trends in the net interest income and operating expense ratios since fiscal 2000 contributed to a decline in core earnings capacity, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). Georgetown's expense coverage ratio equaled 1.07 times during fiscal 2000, versus a comparable ratio of 1.01 times during fiscal 2004. Similarly, Georgetown's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 86% during fiscal 2000 was more favorable than the 89% efficiency ratio maintained during fiscal 2004.

Over the past five fiscal years, favorable credit quality substantially limited the amount of loss provisions established during the period. During the past two fiscal years, loan loss provisions have averaged $54,000, or 0.05% of average assets. As of June 30, 2004, the Bank maintained valuation allowances of $876,000, equal to 0.89% of net loans receivable and 113.2% of non performing assets. Exhibit I-6 sets forth the Bank's loan loss allowance activity during the past five fiscal years.

Non-operating income and expenses typically have not been a material factor in the Bank's earnings. Non-operating income has been substantially limited by the Bank's general philosophy of retaining essentially all loans originated for investment. During fiscal years 2002 and 2003, the Bank recorded a modest amount of income on the sale of loans. During fiscal years 2001 and 2004, the Bank recorded moderate amounts of income or expense on the sale of certain investment securities. Finally, in fiscal 2002, Georgetown recorded a gain of $182,000 from the termination of a company pension plan.

The Bank's effective tax equaled 34.5% during fiscal 2004, which was less than the effective statutory rate as the result of tax exempt income earned on certain investments. As set forth in the prospectus, the Bank's effective statutory tax rate is assumed to equal 35%.

Interest Rate Risk Management

The Bank's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. As of June 30, 2004, the Net Portfolio Value ("NPV") analysis as provided by a third party consultant indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 39% decline in the Bank's NPV (see Exhibit I-7).

The Bank manages interest rate risk from the asset side of the balance sheet through such strategies as offering a variety of adjustable rate loan products, including adjustable rate one-to four-family, multi-family and non-residential mortgage loans, and short-term consumer loans, offering shorter-term fixed rate mortgage loans, investing in shorter term investment securities, including U.S. government and agency obligations. On the liability side of the balance sheet, the Bank has utilized alternative funding sources, such as advances from the FHLB of Boston, with various maturities and has emphasized the build-up of less interest rate sensitive and lower costing transaction and savings accounts. As of June 30, 2004, of the total loans due after June 30, 2005, fixed rate loans comprised 69.7% of those loans (see Exhibit I-8). Management of interest rate risk has also been pursued through maintaining an adequate cost free capital position, although the impact has lessened in recent periods.

The infusion of stock proceeds will serve to reduce the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Georgetown's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Bank's loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank has emphasized home equity loans and lines of credit, commercial real estate and multi-family loans. To a lesser extent, the Bank's lending activities include construction, commercial business and consumer loans. Going forward, the Bank's lending strategy is to pursue further diversification of the loan portfolio, whereby growth of commercial real estate, commercial business and home equity loans will be emphasized. However, the origination of 1-4 family permanent mortgage loans is expected to remain as the Bank's most prominent lending activity. Exhibit I-9 provides historical detail of Georgetown's loan portfolio composition over the past two fiscal years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of June 30, 2004.

Georgetown originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans. In the relatively low interest rate environment that has prevailed in recent years, the substantial portion of the Bank's 1-4 family lending volume has consisted of fixed-rate loans. Adjustable rate mortgage loans ("ARMs") offered by the Bank include loans that reprice annually from the outset of the loan or which adjust annually after a three- or five-year initial fixed rate period. ARMs are typically indexed to the one year U.S. Treasury note. Fixed rate loans offered by the Bank have terms ranging from 10 through 30 years. The Bank typically requires a loan-to-value ("LTV") ratio of 80% or less for 1-4 family loans, but will lend up to a 95% LTV ratio with private mortgage insurance ("PMI"). The Bank has not historically purchased loans from other sources. As of June 30, 2004, the Bank maintained 1-4 family permanent mortgage loans totaling $79.9 million, equal to 80.6% of total loans outstanding.

Commercial real estate/multi-family loans represent the most significant area of lending diversification for the Bank. Commercial real estate/multi-family loans are collateralized by properties in the Bank's regional market area. Georgetown originates commercial real estate loans up to a maximum LTV ratio of 80% and requires a minimum debt-coverage ratio of 1.2 times. Loan terms provide for up to 25 year amortizations with terms to maturity of 25 years or less. All loans originated by the Bank are retained for investment, with the exception of a few participation loans, of which a portion is sold to other local lenders. Commercial real estate/multi-family loans are offered as fixed and floating rate loans some of which have a balloon provision, with the adjustable rate loans indexed to the prime rate of interest. In light of the higher credit risk associated with commercial real estate and multi-family loans, loan rates offered on those loans are at a premium to the Bank's 1-4 family loan rates. Properties securing the commercial real estate/multi-family loan portfolio include apartment buildings and properties used for business purposes such as small office buildings or retail facilities in the primary market area. Growth of commercial real estate lending is an area of lending emphasis for the Bank. As of June 30, 2004, the Bank's commercial real estate/multi-family loan portfolio totaled $8.1 million, or 8.2% of the total loan portfolio.

Construction loans originated by the Bank generally consist of loans to finance the construction of 1-4 family residences and, to a lesser extent, financing for the construction of multi-family and commercial properties. Residential construction loans are generally offered to experienced local developers operating in the Bank's primary market area and to individuals for the construction of their personal residences. The Bank's policies require that the loan convert to a permanent mortgage loan and the end of the construction phase. Construction loans generally are offered for a one-year term and require payment of interest only during the construction period. The Bank will originate construction loans up to a LTV ratio of 90%, provided that the borrower obtains PMI on the loan if the loan balance exceeds 80% of the appraised value or sales prices, whichever is less. Residential construction loans are generally made on the same terms as the one- to four-family mortgage loans. Commercial real estate and multi-family construction loans are originated as construction/permanent loans and are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. As of June 30, 2004, Georgetown's outstanding balance of construction loans totaled $4.1 million, or 4.1% of total loans outstanding, of which $2.3 million was actually disbursed and outstanding.

Diversification into non-mortgage lending consists primarily of consumer loans and, to a lesser extent, commercial business loans. Home equity loans and lines of credit constitute the major portion of the consumer loan portfolio. Home equity loans are offered as fixed rate amortizing loans, while lines of credit are adjustable rate with the rate equal to the prime rate of interest. Home equity loans are offered for terms of up to 15 years and the Bank will lend up to maximum LTV ratio of 80% of the combined balance of the first mortgage and an amortizing home equity loan. For home equity lines of credit, the Bank will lend up to a maximum LTV ratio of 80% of the combined balance of the first mortgage and the line of credit. As of June 30, 2004, the balance of home equity loans and lines of credit totaled $5.5 million, or 5.6% of loans receivable. The balance of the consumer loan portfolio consists primarily of loans secured by new and used automobiles, loans secured by deposit accounts and other unsecured personal loans. Other than home equity and second mortgage loans, consumer lending is expected to remain as a limited area of loan diversification for the Bank. As of June 30, 2004, the Bank's other consumer loan portfolio totaled $450,000.

The Bank offers commercial business loans to small businesses, professionals and sole proprietorships in the local market area. Commercial business loans generally are offered as revolving lines of credit or term loans. Such loans are generally used to longer-term working capital needs such as purchasing equipment or furniture. Variable rate loans are based on the prime rate of interest, plus a margin, while fixed rate loans are set either at a margin above the

FHLB comparable advance rate or the prime rate of interest. Commercial business lending is being emphasized as a source of loan growth for the Bank. As of June 30, 2004, Georgetown's outstanding balance of commercial business loans totaled $1.1 million, or 1.1% of total loans outstanding.

Exhibit I-11 provides a summary of the Bank's lending activities over the past two fiscal years. The Bank's lending volume had declined during fiscal 2004, with most of the decline attributable to reduced lending volumes for 1-4 family permanent mortgage loans. Total loans originated declined from $50.2 million during fiscal 2003 to $38.4 million during fiscal 2004, while over the same time period originations of 1-4 family permanent mortgage loans declined from $42.8 million to $26.2 million. During the past two fiscal years, originations of residential mortgage loans accounted for 78% of the total loans originated by the Bank. Home equity loans and construction loans have been the most active areas of lending diversification for the Bank over the past two fiscal years, accounting for 10% and 7% during fiscal 2003 and fiscal 2004, respectively, of total loans originated. No loans were purchased during the most recent two fiscal years. Loan repayments were more significant during the past two fiscal years, particularly during fiscal 2003 when loan repayments equaled $38.5 million compared to total loans originated of $50.2 million. Overall, net loans receivable increased from $88.0 million at fiscal year end 2003 to $98.4 million at fiscal year end 2004.

Asset Quality

The Bank's 1-4 family lending emphasis has generally supported favorable credit quality measures. Over the past two fiscal years, Georgetown's balance of non-performing assets ("NPAs") equaled a zero balance as of June 30, 2003, and totaled $774,000 as of June 30, 2004, or 0.62% of assets at fiscal year end 2004. As shown in Exhibit I-12, the Bank's NPAs balance at June 30, 2004, all of which were non-accruing loans, consisted of $235,000 of loans secured by 1-4 family properties, $435,000 of loans secured by commercial real estate and multi-family properties, $37,000 of construction loans, and $67,000 of commercial business loans. All of these loans were to the same borrower.

To track the Bank's asset quality and the adequacy of valuation allowances, Georgetown has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of June 30, 2004, the Bank maintained valuation allowances of $876,000, equal to 0.89% of net loans receivable and 113.2% of non-performing assets.

Funding Composition and Strategy

Deposits have consistently accounted for the substantial portion of the Bank's interest-bearing funding composition and, at June 30, 2004, deposits equaled 75.7% of Georgetown's interest-bearing liabilities ("IBL") composition. Exhibit I-13 sets forth the Bank's deposit composition for the past two fiscal years and Exhibit I-14 provides the interest rate and maturities of the CD portfolio for June 30, 2004. Transaction and savings accounts represent the largest component of the Bank's deposit composition, which in aggregate equaled $53.4 million, or 60.8% of total deposits. Comparatively, at fiscal year end 2003, the ratio of transaction and savings accounts comprising total deposits equaled 60.7%, representing little change in composition of the deposit base. Growth of demand and money market deposit accounts was the largest source of deposit growth for the Bank during fiscal year 2004, with such demand deposits increasing from $9.2 million, or 11.1% of total deposits, at fiscal year end 2003, to $10.4 million, or 11.8% of total deposits, at fiscal year end 2004. Similarly, money market deposit accounts increased from $14.1 million, or 17.0% of total deposits, at fiscal year end 2003, to $16.1 million, or 18.3% of total deposits, at fiscal year end 2004. Regular and other savings accounts comprised the largest portion of the non-CD deposit base, totaling $21.9 million, or 24.9% of all deposits, as of June 30, 2004.

As of June 30, 2004, the CD portfolio totaled $34.5 million, or 39.2% of total deposits and 47.2% of the CDs were scheduled to mature in one year or less. As of June 30, 2004, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $15.5 million, or 45.0% of total CDs. Georgetown does not maintain any brokered CDs. Deposit rates offered by the Bank are generally in the middle of the range of rates offered by local competitors.

Borrowings serve as an alternative funding source for the Bank to facilitate management of liquidity and funding costs. The Bank's utilization of borrowings has included FHLB advances and reverse repurchase agreements. Borrowings held by the Bank at June 30, 2004 consisted of $21.0 million of long-term FHLB advances with a weighted average rate of 3.87%, and $6.3 million of short-term FHLB advances with a weighted average rate of 1.36%. Exhibit I-15 provides further detail of Georgetown's borrowing activities during the past three fiscal years.

Subsidiaries and Other Activities

Georgetown has one subsidiary, Georgetown Securities Corporation ("GSC"). GSC was established in 1995 as a Massachusetts securities corporation for the purpose of buying, selling and holding investment securities on its own behalf. The income earned on GSC's investment securities is subject to a significantly lower rate of state tax than that assessed on income earned on investment securities maintained at Georgetown. At June 30, 2004, GSC had total assets of $13.6 million, virtually all of which were in investment securities.

Legal Proceedings

Georgetown is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II. MARKET AREA

Introduction

The Bank conducts operations in the northeastern portion of the state of Massachusetts through its headquarters office location in Georgetown, Massachusetts and a branch office location in Rowley, Massachusetts (see Exhibit II-1 for details of the Bank's office facilities). The Massachusetts county of Essex represents the Bank's primary market area, with a majority of the Bank's business conducted there. The remaining business operations are conducted in surrounding areas and counties, including southern New Hampshire. Essex County reported a population of approximately 738,000 as of the year 2004, representing an increase from 723,000 as of the 2000 census. The Bank's immediate market area includes the rural and semi-developed areas of northeastern Massachusetts and shoreline areas along the Atlantic Ocean. Most of the market area for the Bank is primarily rural in nature, with a number of population centers operating as economic and demographic centers, primarily along the Merrimack River. The major cities and population centers within the Bank's market area include Haverhill, Lawrence and Methuen. Although Essex County includes portions of the northern suburbs of the city of Boston, the Bank's operations are more concentrated in the northern sections of Essex County.

The Bank holds a minor market share of deposits in Essex County (approximately 0.6%), and thus has potential for additional growth if given the opportunity to establish a wider branch office network. As with the location of the population base, most of these deposits are located in the population centers of the area. Georgetown competes with a number of national, regional and locally-based financial institutions. The primary larger financial institution competitors include BankNorth N.A. and Bank of America, while the Bank also competes with a large number of smaller community banks. In addition, the Bank faces competition from credit unions, mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank's office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area, and the relative impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The major stock exchange indices increased during calendar year 2003 and through mid-2004, due to the completion of major military action in Iraq, a somewhat improved overall economic performance by the nation's economy, a continued expectation that interest rates will remain at current historical low levels in the foreseen future, low inflation rates and more positive recent corporate earnings reports. However, during April and May 2004, increasing signs of a strongly growing economy led to fears of inflation, higher interest rates and a potential slowdown of the national economy, which resulted in a moderate pullback in the stock market during mid-2004. The price of oil reached all time highs approaching $50 per barrel, which also led to fears of adverse economic impacts. The national unemployment rate has remained relatively low in comparison to recent historical levels, and was 5.8% as of June 2004, representing a decline from 6.5% one year earlier. The size of the projected federal budget deficit in the future has also led to a level of uncertainty about future economic performance. As an indication of the changes in the nation's stock markets over the last 12 months, as of September 3, 2004, the Dow Jones Industrial Average closed at 10260.2, an increase of 8.0% from September 3, 2003, while the NASDAQ Composite Index stood at 1844.5, a decrease of 0.7% over the same time period. The Standard & Poors 500 Index totaled 1113.6 as of September 3, 2004, an increase of 9.0%.

Economic and Interest Rate Environment

The future success of Georgetown's operations is partially dependent upon various national and local economic trends. Trends in the national economy improved during calendar year 2003 and in the first half of 2004. Inflation remains relatively low compared to historical levels, increasing at an annual rate of 4.1% for the first six months of 2004. The economic slowdown of 2000 to 2002, the results of the reaction to the September 11 attacks, and other actions by the federal government has eliminated the previous Federal budget surplus and caused a record budget deficit for fiscal 2004. The economic slowdown has also caused a noticeable increase in unemployment, which increased from several decades lows of below 5.0% in 2000 to 6.0% in late 2003. As of June 2004, the unemployment rate had declined to 5.8%, although a large number of potential workers had stopped seeking employment and thus were not counted among the unemployed. The economy has showed signs of recovery, termed a "jobless recovery", although certain sectors of the economy remain stagnant. The GDP increased by 4.4% in the first quarter of 2004 and a revised 4.1% in the fourth quarter of 2003, indicating gaining strength to the economy.

After remaining at historical lows over the past couple of years, interest rates have increased in recent months, following the perception of a strongly growing economy, and statements by the Federal Reserve that it would likely raise key interest rates in the near future. On June 30, 2004, the Federal Reserve raised the key interest rates by 0.25%, in recognition of the current stronger economy. At the July 2004 Federal Reserve meeting, interest rates were again raised by 0.25%, although the Federal Reserve was not specific about future rate change intentions. The Federal Reserve had kept key market interest rates at historical lows not seen since the 1950s, having lowered the key interest rates (federal funds and the discount rate) over a dozen times since January 1, 2001. As of the latest Fed rate increase, effective July 2004, the Fed Funds rate was 1.50%, down from 6.50% at the beginning of 2001, while the Discount Rate stood at 1.25%, down from 6.00% at January 1, 2001. The financial markets had previously "priced in" the expectation of rising interest rates, as the treasury yield curve had risen in the past 3 months. As of September 3, 2004, one- and ten-year U.S. government bonds were yielding 2.06% and 4.24%, respectively, compared to 1.27% and 4.61%, respectively, as of one year ago. See Exhibit II-2 for historical recent interest rate trends.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area county from 2000 to 2004 and projected through 2009, with additional data provided in Exhibit II-3. Data for the nation and the Commonwealth of Massachusetts is included for comparative purposes. The Bank's market area contained a total population of approximately 738,000 as of 2004. The population base of Essex County is relatively spread out in the various sections on the county, including the "mill towns" of Haverhill, Lawrence and Metheun in the north and the northern Boston suburbs in the southern portion of the county. Essex County reported population growth from 2000 to 2004 at a rate of 0.5% annually, a rate slightly higher than the statewide average but much lower than the national average of 1.2%. These trends are projected to continue over the next five years through 2009.

These population trends represent a moderately positive trend for Bank as the market area has certain areas of strong growth and certain areas of weaker growth. The overall population base provides a source of business for financial institutions, although the Bank operates in a rural area with small cities functioning as population centers. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecasted to remain relatively constant over the next five years, indicating that the Bank's business prospects are expected to remain stable in the foreseeable future.

Table 2.1 also details the age distribution of the residents of the Bank's market area county and reveals that overall, Essex County has a similar age distribution characteristics as the state and nation. Examination of another characteristic of the Bank's market area, median household income and per capita income, revealed that Essex County reported income levels higher than state and national averages. The higher incomes in Essex County reflect the position of Essex County as an outer suburb of Boston, where income levels can be expected to be higher. The relatively higher income levels indicate the potential for increased levels of financial institution deposits, deposit growth and overall need for financial institution services.

Table 2.1
Georgetown Savings Bank
Summary Demographic/Economic Information

	Year 2000	Year 2004	Year 2009	Growth Rate 2000-04 (%)	Growth Rate 2004-2009 (%)
Population(000)					
United States	281,422	295,628	314,309	1.2%	1.2%
Massachusetts	6,349	6,452	6,611	0.4%	0.5%
Essex County	723	738	762	0.5%	0.6%
Households(000)					
United States	105,480	111,573	119,335	1.4%	1.4%
Massachusetts	2,444	2,506	2,608	0.6%	0.8%
Essex County	275	283	295	0.7%	0.8%
Median Household Income($)					
United States	$42,729	$48,124	$56,710	3.0%	3.3%
Massachusetts	50,707	56,120	63,118	2.6%	2.4%
Essex County	52,220	58,106	65,408	2.7%	2.4%
Per Capita Income($)					
United States	$21,587	$25,866	$0	4.6%	-100.0%
Massachusetts	25,952	29,122	33,540	2.9%	2.9%
Essex County	26,358	29,581	33,937	2.9%	2.8%

2002 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
United States	20.8%	27.0%	30.0%	22.0%
Massachusetts	19.0%	26.0%	31.0%	24.0%
Essex County	21.0%	24.0%	31.0%	24.0%

2002 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000+
United States	26.0%	28.0%	46.0%
Massachusetts	22.0%	23.0%	55.0%
Essex County	22.0%	22.0%	56.0%

Source: ERSI.

Local Economy

The local Essex County area was historically based on manufacturing, but similar to many areas of the country, has been transferred into a more services oriented economy in the last couple of decades with employment in most large economic sectors. However, manufacturing maintains a material presence in the area. Two of the largest employers include UFP Technologies and BME Engineeers, both manufacturing firms. A large portion of Essex County residents work in other nearby areas, including the city of Boston and the Route 128 area, and thus Essex County serves as a bedroom community. As shown in Table 2.2 below, the State of Massachusetts and Essex County both reported the largest proportion of employment in services, wholesale/retail trade, manufacturing and government, indicative of a relatively diversified employment base. Essex County reported a higher level of manufacturing employment, while the state of Massachusetts reported a higher level of government and finance, insurance and real estate employment. Overall, however, with the exception of the manufacturing-based employment, the employment base of the Bank's market area was quite similar to the statewide averages. Construction employment was similar in the market area counties also. The presence of a higher level of manufacturing employment generally is an unfavorable characteristic, as the manufacturing sector of the economy has been declining for a number of decades. See Exhibit II-4 for additional data and details.

Table 2.2
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	Massachusetts	Essex Cty.
Services	45.7%	43.1%
Wholesale/Ret. Trade	13.7	15.1
Manufacturing	8.8	13.1
Government	11.1	10.7
Finance, Ins., Real Estate	11.8	9.6
Construction	5.4	5.7
Transportation/Public Util.	2.8	2.0
Agriculture	0.3	0.2
Other	0.4	0.5
	100.0%	100.0%

Source: REIS DataSource.

As shown in Table 2.3, similar to national trends, unemployment in Massachusetts and Essex County has decreased in the last 12 months. While the state of Massachusetts had an unemployment rate below the national average, Essex County's rate was above both the state and national averages, an unfavorable sign as it reflects a certain lack of employment opportunities for residents of the area.

Table 2.3
Market Area Unemployment Trends

Region	June 2003 Unemployment	June 2004 Unemployment
United States	6.5%	5.8%
Massachusetts	5.9%	5.3%
Essex County	7.0%	6.5%

Source: U.S. Bureau of Labor Statistics.

Competition

Due to the overall size of the Essex County market in which the Bank operates, Georgetown holds a minimal market share of deposits of 0.6% (see Table 2.4). With the current market share below 1%, additional deposit growth in the market area is likely achievable, particularly as Georgetown competes with a number of regional and super-regional competitors, along with a number of locally-based financial institutions.

Table 2.4 displays deposit trends for thrifts and commercial banks in Essex County. Since 2000, deposit growth in Massachusetts has been positive for both commercial banks and savings institutions, with savings institutions increasing deposits at a rate slightly faster than commercial banks. Commercial banks continue to maintain the majority of deposit funds in the state of Massachusetts, approximately 62% of all deposits as of the most recent date.

Within Essex County, the location of the Bank's offices, Georgetown recorded an annualized increase in deposits of 10.8% over the three-year period, while Essex County recorded slightly lower growth rate of 10.5%. Commercial banks have approximately 32% of deposit funds in Essex County.

Summary

The overall condition of the primary market area can be characterized as stable, with moderate growth potential based on regional population and economic projections. The overall total population base within the Bank's market area counties does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Georgetown having to pay competitive deposit rates, provide high quality service and consider providing electronic banking capabilities to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities.

Table 2.4
Georgetown Savings Bank
Deposit Summary

	As of June 30,						
	2000			2003			Deposit Growth Rate
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	2000-2003
	(Dollars in Thousands)						(%)
State of Massachusetts	$ 133,949,000	100.0%	1,972	$ 172,378,000	100.0%	2,090	8.8%
Commercial Banks	85,554,000	63.9%	951	106,914,000	62.0%	968	7.7%
Savings Institutions	48,395,000	36.1%	1,021	65,464,000	38.0%	1,122	10.6%
Essex County	$ 10,681,187	100.0%	244	$ 14,423,412	100.0%	249	10.5%
Commercial Banks	3,155,599	29.5%	104	4,658,030	32.3%	100	13.9%
Savings Institutions	7,525,588	70.5%	140	9,765,382	67.7%	149	9.1%
Georgetown SB	61,482	0.6%	2	83,618	0.6%	2	10.8%

Source: FDIC

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Georgetown's operations versus a group of comparable companies (the "Peer Group"), selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Georgetown is provided by these public companies. Factors affecting the Bank's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Georgetown and the Peer Group, will then be used as a basis for the valuation of Georgetown's to-be-issued common stock.

Peer Group Selection

The mutual holding company ("MHC") form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 20 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Georgetown's valuation should be comprised of subsidiary institutions of MHCs. The selection of publicly-traded MHCs for the Bank's Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions.

Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a fully-converted basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Company. The differences between the Peer Group's reported financial data and the financial data of Georgetown are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Georgetown's Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded New England-based MHC institutions with capital, earnings, loan portfolio composition, credit quality and interest rate risk comparable to Georgetown. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. The selection criteria for Georgetown's Peer Group was defined as the ten smallest publicly traded MHC's. The asset sizes of the Peer Group companies ranged from $789 million to $98 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 179 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Georgetown and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Georgetown and the Peer Group.

Table 3.1 lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Georgetown, we believe such companies form a good basis for the valuation of Georgetown, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a slightly higher level of capitalization relative to the universe of all public thrifts (11.86% of assets versus 10.74% for the all public average), generate lower earnings on a return on average assets basis (0.65% ROAA versus 0.82% for the all public average), and generate a lower return on equity (5.30% ROE versus 8.70% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

		Peer Group	
	All Public Thrifts	MHC Basis	Fully Converted Basis (Pro Forma)
Financial Characteristics (Averages)			
Assets ($Mil)	$2,935	$367	$412
Equity/Assets (%)	10.74%	11.86%	22.19%
Return on Assets (%)	0.82%	0.65%	0.70%
Return on Equity (%)	8.70%	5.30%	3.07%
Pricing Ratios (Averages)(1)			
Price/Earnings (x)	17.60x	42.33x	32.31x
Price/Book (%)	159.51%	219.57%	100.06%
Price/Assets (%)	17.02%	26.10%	22.51%

(1) Based on market prices as of September 3, 2004.

Table 3.1
Peer Group of Publicly-Traded Thrifts
August 31, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strategy(2)	Total Assets ($000)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WFD	Westfield Financial MHC of MA (46.5)(3)	AMEX	Southwestern MA	Thrift	$789	10	12-31	12/01	$21.80	$219
BCSB	BCSB Bankcorp MHC of MD (36.4)	OTC	Northeast MD	Thrift	$750	16	09-30	07/98	$15.59	$92
ONFC	Oneida Financial MHC of NY (42.4)	OTC	Central NY	Thrift	$431	9	12-31	12/98	$11.86	$89
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	$383	8	12-31	03/95	$29.00	$100
PBHC	Pathfinder BC MHC of NY (35.3)(3)	OTC	Central NY	Thrift	$300	6	12-31	11/95	$16.08	$39
GCBC	Green County Bancorp MHC of NY (43.9)	OTC	Southeast NY	Thrift	$285	6	06-30	12/98	$32.81	$67
JXSB	Jacksonville Bancorp MHC of IL (46.8)	OTC	Central IL	Thrift	$266	8	12-31	04/95	$15.25	$30
ROME	Rome Bancorp Inc. MHC of NY (38.5)(3)	OTC	Central NY	Thrift	$265	4	12-31	10/99	$29.00	$123
WCFB	Webster City Federal MHC of IA (39.0)	OTC	Central IA	Thrift	$105	1	12-31	08/94	$13.50	$51
GOV	Gouverneur Bancorp MHC of NY (42.5)	AMEX	Northern NY	Thrift	$98	2	09-30	03/99	$12.88	$29

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

The following sections present a comparison of Georgetown's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Georgetown and the Peer Group as of June 30, 2004 (unless otherwise indicated for the Peer Group companies). Georgetown's net worth base of 6.5% was below the Peer Group's average net worth ratio of 11.9%. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 6.5% and 11.2%, respectively (as certain Peer Group members carried intangible assets). On a pro forma basis, the Bank will maintain a similar equity-to-assets ratio to the Peer Group. Both will maintain substantial surpluses to regulatory capital ratios once the Bank has completed its offering.

The comparative interest-earning asset ("IEA") compositions were somewhat different, as the Bank's IEA reflects a higher concentration of loans in comparison to the Peer Group. The Bank's loans-to-assets ratio equaled 78.8%, versus a comparable ratio of 58.3% for the Peer Group. Accordingly, the Bank's cash and investments ratio of 15.3% was well below the comparable Peer Group ratio of 36.4%, as the Bank's higher ratio of loans receivable reduced available funds for investment in other earning asset types. Overall, Georgetown's IEA amounted to 94.1% of assets, which was less than the comparable Peer Group ratio of 94.7%. The Bank's lower ratio was attributable to the impact of investment in fixed assets on its balance sheet, while the Peer Group reported a level of intangible assets.

Georgetown's IBL reflects greater borrowings utilization. The Bank's deposits equaled 70.4% of assets, as compared to the Peer Group's ratio of 76.2%. In contrast, the borrowings-to-assets ratio was higher for the Bank at 22.6%, versus 10.4% for the Peer Group. Total IBL to assets ratio equaled 93.0% and 86.6% for the Bank and the Peer Group, respectively, with the Bank's higher ratio largely due to its lower capital position. On a pro forma basis, much of the Bank's current disadvantage will dissipate.

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Georgetown SB of Georgetown MA																				
June 30, 2004	2.9%	12.4%	78.8%	70.4%	22.6%	0.0%	6.5%	0.0%	6.5%	0.0%	8.94%	-2.08%	11.73%	5.53%	24.43%	1.60%	1.60%	6.70%	6.70%	12.50%
All Public Companies	3.8%	23.6%	67.8%	66.5%	20.8%	0.7%	10.7%	0.8%	9.9%	0.0%	10.84%	1.38%	12.31%	7.93%	19.14%	2.35%	2.06%	9.43%	9.41%	16.77%
State of MA	6.3%	34.0%	56.9%	64.1%	21.2%	0.0%	13.7%	0.2%	13.5%	0.0%	8.30%	20.72%	3.70%	5.77%	28.77%	1.05%	1.64%	10.87%	12.70%	20.68%
Comparable Group Average	5.6%	30.8%	58.3%	76.2%	10.4%	0.5%	11.9%	0.6%	11.2%	0.0%	4.48%	-0.97%	4.94%	3.50%	22.56%	-2.97%	-3.39%	13.36%	12.01%	22.17%
Mid-Atlantic Companies	4.4%	29.3%	60.5%	75.3%	12.3%	0.7%	10.7%	0.7%	10.0%	0.0%	6.70%	-1.87%	8.34%	6.02%	15.07%	-2.29%	-2.79%	11.52%	11.08%	18.64%
Midwest Companies	8.9%	29.9%	57.1%	78.2%	5.8%	0.0%	14.4%	0.6%	13.8%	0.0%	0.21%	2.86%	-2.98%	-0.83%	0.00%	-3.47%	-3.85%	19.48%	13.06%	28.15%
Other Comparative Companies	6.8%	43.5%	45.1%	78.6%	5.9%	0.0%	14.8%	0.0%	14.8%	0.0%	-2.52%	-2.37%	-3.00%	-5.43%	90.00%	-6.70%	-6.70%	14.59%	14.59%	27.89%
Comparable Group																				
Mid-Atlantic Companies																				
ALLB Alliance Bank MHC of PA (20.0)	6.7%	33.6%	54.0%	74.0%	16.1%	0.0%	9.2%	0.0%	9.2%	0.0%	-0.47%	-12.36%	8.30%	-0.62%	-0.01%	0.01%	0.01%	N.M.	9.32%	16.89%
BCSB BCSB Bankcorp MHC of MD (36.4)	2.2%	44.5%	48.9%	77.6%	13.2%	3.1%	5.4%	0.4%	5.0%	0.0%	17.23%	40.36%	-1.96%	6.31%	N.M.	-12.42%	-13.07%	7.21%	7.21%	15.24%
GOV Gouverneur Bncrp MHC of NY (42.5)	2.9%	15.1%	75.9%	61.7%	18.4%	0.0%	18.2%	0.0%	18.2%	0.0%	10.36%	-34.53%	24.94%	6.31%	47.54%	1.66%	1.66%	17.70%	17.70%	32.02%
GCBC Green Co Bcrp MHC of NY (43.9)	7.5%	37.4%	52.3%	85.6%	3.5%	0.0%	10.5%	0.0%	10.5%	0.0%	10.75%	8.36%	12.65%	11.77%	25.00%	2.41%	2.41%	N.M.	N.M.	N.M.
ONFC Oneida Fincl MHC of NY (42.4)	2.7%	39.4%	47.8%	71.7%	16.2%	0.0%	11.3%	3.1%	8.2%	0.0%	0.35%	-4.77%	4.09%	2.13%	-2.13%	-3.02%	-6.59%	7.96%	7.96%	13.39%
PBHC Pathfinder BC MHC of NY (35.3)	4.8%	25.7%	61.7%	78.0%	12.1%	1.7%	7.0%	1.5%	5.5%	0.0%	5.94%	23.65%	-1.94%	14.34%	-13.80%	-1.92%	-1.14%	N.M.	N.M.	N.M.
ROME Rome Bancorp Inc. MHC of NY (38.5)	4.0%	9.1%	82.8%	78.2%	6.9%	0.0%	13.4%	0.0%	13.4%	0.0%	2.78%	-33.79%	12.32%	1.89%	33.84%	-2.78%	-2.78%	13.20%	13.20%	15.65%
Midwest Companies																				
JXSB Jcksnville Bcp MHC of IL (46.8)	2.3%	43.3%	48.3%	88.7%	2.4%	0.0%	7.2%	1.1%	6.1%	0.0%	1.78%	11.14%	-6.44%	0.67%	N.M.	-7.15%	-7.97%	N.M.	6.64%	13.35%
WCFB Webster City Federal MHC of IA (39.0)	15.5%	16.6%	65.9%	67.7%	9.3%	0.0%	21.5%	0.1%	21.4%	0.0%	-1.36%	-5.42%	0.49%	-2.33%	0.00%	0.22%	0.26%	19.48%	19.48%	42.95%
New England Companies																				
WFD Westfield Finl MHC of MA (46.5)	6.8%	43.5%	45.1%	78.6%	5.9%	0.0%	14.8%	0.0%	14.8%	0.0%	-2.52%	-2.37%	-3.00%	-5.43%	90.00%	-6.70%	-6.70%	14.59%	14.59%	27.89%
State of MA																				
BHL Berkshire Hills Bancorp of MA	1.6%	34.0%	60.7%	65.4%	24.8%	0.0%	9.4%	0.4%	9.0%	0.0%	15.89%	81.38%	-3.26%	3.75%	N.M.	3.22%	7.76%	8.98%	8.98%	14.15%
BFD BostonFed Bancorp, Inc. of MA(2)	1.7%	19.1%	74.3%	70.9%	21.2%	1.9%	5.5%	1.0%	4.5%	0.0%	10.36%	4.92%	11.08%	23.56%	-9.02%	2.14%	-5.01%	6.00%	6.00%	10.80%
BRKL Brookline Bancorp, Inc. of MA	8.0%	18.2%	72.4%	45.1%	17.0%	0.0%	37.0%	0.0%	37.0%	0.0%	13.86%	-7.96%	24.62%	9.47%	N.M.	-3.03%	-3.03%	N.M.	29.80%	N.M.
CEBK Central Bancorp of Somerville MA	6.1%	22.9%	69.3%	61.8%	28.0%	0.0%	8.4%	0.4%	7.9%	0.0%	6.33%	56.51%	-5.98%	9.52%	-1.49%	2.09%	2.21%	N.M.	8.01%	12.30%
HIFS Hingham Inst. For Savings of MA	6.4%	16.7%	73.4%	63.0%	28.5%	0.0%	8.0%	0.0%	8.0%	0.0%	14.41%	19.94%	12.22%	21.35%	3.41%	6.88%	6.88%	N.M.	8.70%	14.33%
LSBX LSB Corp. of No. Andover MA	2.3%	51.9%	43.7%	60.8%	26.3%	0.0%	12.0%	0.0%	12.0%	0.0%	11.02%	23.82%	-1.49%	3.35%	37.53%	6.74%	6.74%	N.M.	11.63%	20.99%
MASB MassBank Corp. of Reading MA	16.7%	55.9%	24.8%	87.7%	0.0%	0.0%	11.0%	0.1%	10.9%	0.0%	-2.78%	0.24%	-14.30%	-3.59%	N.M.	-2.24%	-2.26%	N.M.	10.86%	40.18%
MYST Mystic Financial, Inc. of MA(1)(2)	3.8%	24.7%	69.3%	80.7%	9.4%	2.8%	6.5%	0.0%	6.5%	0.0%	2.57%	-16.59%	15.20%	5.97%	1.78%	8.40%	8.40%	N.M.	N.M.	N.M.
WFD Westfield Financial MHC of MA (46.5)	6.8%	43.5%	45.1%	78.6%	5.9%	0.0%	14.8%	0.0%	14.8%	0.0%	-2.52%	-2.37%	-3.00%	-5.43%	90.00%	-6.70%	-6.70%	14.59%	14.59%	27.89%
WRO Woronoco Bancorp, Inc. of MA	2.7%	28.7%	65.7%	50.7%	39.0%	0.0%	8.9%	0.2%	8.7%	0.0%	10.15%	-5.78%	20.82%	7.71%	14.43%	1.42%	1.52%	9.05%	9.05%	14.89%

(1) Financial information is for the quarter ending March 31, 2004.
(2) Excluded from averages due to announced or pending acquisition.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank's IEA/IBL ratio of 101.2% is less favorable than the Peer Group's IEA/IBL ratio of 109.4%. The additional capital realized from stock proceeds should serve to increase the Bank's IEA/IBL ratio, as the interest-free capital realized in Georgetown's stock offering is expected to be mostly deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items for the 12 month period ended June 30, 2004 (unless otherwise indicated). Georgetown's assets increased by 8.9% during the 12 month period, versus 4.5% average growth posted by the Peer Group. The Bank's asset growth was mostly attributable to an increase in loans receivable, offset in part by a decline in cash and investments. Similarly, asset growth for the Peer Group was also realized through loan growth, offset by a slight reduction in cash and investments. If the Bank is able to sustain its faster growth, the Bank's earnings prospects may be more favorable than for the Peer Group.

The Bank's asset growth was enabled by a 5.5% annual growth in deposits and increased utilization of borrowings over the past year (24.4% growth). Growth of deposits and increased utilization of borrowings funded the Peer Group's asset growth as well, but at lower rates of 3.5% and 22.6%, respectively. The Bank's higher borrowings growth rate is made more significant as Georgetown maintained a higher initial level of borrowings than the Peer Group.

Equity growth rates posted by the Bank and the Peer Group equaled 1.6% and negative 3.0%, respectively. The Bank's low equity growth rate was caused by earning a relatively low return on assets despite a lower equity base, while the Peer Group's equity shrinkage was largely due to dividend payments and stock repurchases exceeding retained earnings. Tangible equity growth rates showed similar trends for both. The Bank's equity growth rate on a pro forma basis is expected to decline from the current rate until earnings increase from expected growth.

<u>Income and Expense Components</u>

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the 12 months ended June 30, 2004 (unless otherwise indicated). Georgetown and the Peer Group reported net income to average assets ratios of 0.21% and

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Georgetown SB of Georgetown MA																			
June 30, 2004	0.21%	4.75%	1.75%	3.00%	0.05%	2.95%	0.00%	0.00%	0.34%	0.34%	2.96%	0.00%	-0.01%	0.00%	5.13%	2.07%	3.06%	$3,902	34.53%
All Public Companies	0.83%	5.06%	2.02%	3.04%	0.14%	2.90%	0.06%	0.00%	0.62%	0.68%	2.48%	0.02%	0.15%	0.01%	5.29%	2.30%	2.99%	$5,227	34.07%
State of MA	0.89%	4.64%	1.74%	2.90%	0.03%	2.86%	0.02%	-0.01%	0.44%	0.44%	2.09%	0.00%	-0.01%	0.00%	4.77%	2.06%	2.72%	$6,302	34.21%
Comparable Group Average	0.65%	5.00%	1.78%	3.22%	0.12%	3.11%	0.03%	0.00%	0.68%	0.71%	2.91%	0.02%	0.05%	0.00%	5.26%	2.06%	3.20%	$3,560	27.05%
Mid-Atlantic Companies	0.64%	5.08%	1.76%	3.33%	0.11%	3.21%	0.02%	0.00%	0.78%	0.80%	3.14%	0.02%	0.04%	0.00%	5.37%	2.01%	3.36%	$3,427	24.22%
Midwest Companies	0.67%	5.09%	1.99%	3.09%	0.16%	2.93%	0.08%	0.00%	0.48%	0.56%	2.48%	0.02%	0.06%	0.00%	5.29%	2.40%	2.89%	$3,142	36.18%
Other Comparable Companies	0.72%	4.24%	1.47%	2.77%	0.08%	2.69%	0.02%	0.00%	0.34%	0.36%	2.18%	0.00%	0.15%	0.00%	4.44%	1.75%	2.69%	$5,194	28.66%
Comparable Group																			
Mid-Atlantic Companies																			
ALLB Alliance Bank MHC of PA (20.0)	0.63%	5.23%	2.09%	3.14%	0.10%	3.03%	0.01%	0.02%	0.32%	0.35%	2.71%	0.00%	0.01%	0.00%	5.52%	2.33%	3.20%	$4,845	7.00%
BCSB BCSB Bankcorp MHC of MD (36.4)	0.09%	4.55%	2.30%	2.25%	0.07%	2.17%	0.03%	-0.01%	0.22%	0.24%	2.31%	0.01%	0.01%	0.00%	4.72%	2.53%	2.19%	$4,285	8.73%
GOV Gouverneur Bncrp MHC of NY (42.5)	0.89%	5.65%	1.77%	3.89%	0.11%	3.78%	0.00%	-0.03%	0.41%	0.39%	2.80%	0.00%	0.07%	0.00%	5.92%	2.23%	3.68%	$3,162	37.82%
GCBC Green Co Bcrp MHC of NY (43.9)	1.08%	4.92%	1.24%	3.67%	0.04%	3.63%	0.00%	0.00%	1.04%	1.04%	3.13%	0.00%	0.00%	0.00%	5.05%	1.41%	3.64%	N.M.	29.30%
ONFC Oneida Fincl MHC of NY (42.4)	0.70%	4.67%	1.71%	2.96%	0.12%	2.84%	0.00%	0.00%	2.40%	2.40%	4.43%	0.03%	0.15%	0.00%	5.17%	1.96%	3.21%	$2,950	24.79%
PBHC Pathfinder BC MHC of NY (35.3)	0.51%	5.05%	1.92%	3.13%	0.18%	2.95%	0.09%	0.01%	0.53%	0.63%	3.05%	0.08%	0.24%	0.00%	5.43%	2.11%	3.32%	$2,884	26.52%
ROME Rome Bancorp Inc. MHC of NY (38.5)	0.58%	5.51%	1.27%	4.25%	0.15%	4.10%	0.00%	0.00%	0.53%	0.53%	3.51%	0.00%	-0.23%	0.00%	5.75%	1.50%	4.26%	$2,434	35.35%
Midwest Companies																			
JXSB Jcksnville Bcp MHC of IL (46.8)	0.26%	4.70%	1.93%	2.78%	0.31%	2.45%	0.15%	0.00%	0.62%	0.77%	2.90%	0.03%	0.12%	0.00%	5.00%	2.12%	2.88%	$2,253	36.91%
WCFB Webster City Federal MHC of IA (39.0)	1.08%	5.47%	2.06%	3.41%	0.00%	3.41%	0.00%	-0.01%	0.35%	0.34%	2.06%	0.01%	0.00%	0.00%	5.58%	2.67%	2.91%	$4,031	35.44%
New England Companies																			
WFD Westfield Finl MHC of MA (46.5)	0.72%	4.24%	1.47%	2.77%	0.08%	2.69%	0.02%	0.00%	0.34%	0.36%	2.18%	0.00%	0.15%	0.00%	4.44%	1.75%	2.69%	$5,194	28.66%
Southeast Companies																			
BHL Berkshire Hills Bancorp of MA	0.85%	4.78%	1.57%	3.21%	0.09%	3.12%	0.03%	-0.07%	0.91%	0.87%	2.75%	0.02%	0.11%	-0.02%	5.00%	1.77%	3.22%	$5,247	31.65%
BFD BostonFed Bancorp, Inc. of MA(2)	0.27%	4.58%	2.34%	2.24%	0.11%	2.13%	0.04%	0.00%	0.38%	0.43%	2.55%	0.05%	0.53%	0.00%	4.81%	2.51%	2.30%	$4,258	44.11%
BRKL Brookline Bancorp, Inc. of MA	1.13%	4.51%	1.25%	3.26%	0.10%	3.15%	0.00%	0.00%	0.25%	0.25%	1.64%	0.00%	0.17%	0.00%	4.57%	2.11%	2.47%	$13,091	41.61%
CEBK Central Bancorp of Somerville MA	0.43%	5.48%	2.37%	3.12%	0.04%	3.08%	0.00%	0.00%	0.19%	0.19%	2.67%	0.00%	0.09%	0.00%	5.58%	2.63%	2.95%	$4,167	36.99%
HIFS Hingham Inst. For Savings of MA	1.20%	5.24%	1.81%	3.42%	0.03%	3.39%	0.00%	0.00%	0.29%	0.29%	1.79%	0.00%	0.02%	0.00%	5.43%	1.99%	3.43%	$6,576	37.44%
LSBX LSB Corp. of No. Andover MA	1.34%	4.66%	1.84%	2.82%	-0.07%	2.89%	0.08%	0.00%	0.72%	0.80%	2.22%	0.00%	-0.85%	0.00%	4.77%	2.11%	2.66%	$4,811	N.M.
MASB MassBank Corp. of Reading MA	0.76%	3.42%	1.33%	2.10%	-0.06%	2.16%	0.00%	0.00%	0.10%	0.10%	1.24%	0.00%	0.17%	0.00%	3.51%	1.51%	2.00%	$6,205	33.87%
MYST Mystic Financial, Inc. of MA(1)(2)	0.37%	4.99%	2.05%	2.94%	0.13%	2.81%	0.00%	0.00%	0.17%	0.17%	2.68%	0.00%	0.28%	0.00%	5.11%	2.23%	2.89%	N.M.	36.83%
WFD Westfield Financial MHC of MA (46.5)	0.72%	4.24%	1.47%	2.77%	0.08%	2.69%	0.02%	0.00%	0.34%	0.36%	2.18%	0.00%	0.15%	0.00%	4.44%	1.75%	2.69%	$5,194	28.66%
WRO Woronoco Bancorp, Inc. of MA	0.69%	4.77%	2.31%	2.46%	0.04%	2.43%	0.01%	0.00%	0.68%	0.69%	2.21%	0.01%	0.08%	0.00%	4.92%	2.58%	2.33%	$5,128	29.23%

(1) Financial information is for the quarter ending March 31, 2004.
(2) Excluded from averages due to announced or pending acquisition.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

0.65%, respectively. Lower levels of net interest income and other non-interest income contributed to the Bank's lower return.

The Peer Group's stronger net interest income ratio (3.22% versus 3.00% for the Bank) was realized through a higher interest income ratio, as the Bank maintained a marginally lower ratio. The Peer Group's higher interest income ratio reflected a higher proportion of IEA to assets and higher IEA yield (5.26% versus 5.13% for the Bank). Interest expense ratios for the Bank and the Peer Group equaled 1.75% and 1.78% of average assets, respectively, reflecting a similar cost of funds for the Bank and Peer Group (2.07% and 2.06%, respectively).

Despite the recent increase, the Bank maintained a marginally higher operating expense ratio than the Peer Group, at 2.96% and 2.93% of average assets, respectively, inclusive of intangibles amortization for the Peer Group. Despite the staffing increase, the Bank maintained a higher ratio of assets per full time equivalent employee at $3.9 million, versus $3.6 million on average for the Peer Group. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans and expenses related to operating as a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings strength was comparatively greater. Expense coverage ratios posted by Georgetown and the Peer Group equaled 1.01x and 1.10x, respectively.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.71% and 0.34% of the Peer Group's and Georgetown's average assets, respectively. The Bank's relatively low earnings contribution realized from non-interest operating income highlights its more traditional operating strategy relative to the Peer Group, in part reflecting the Bank's smaller size. Taking non-interest operating income into account, Georgetown's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 88.9% compared unfavorably to the Peer Group's efficiency ratio of 74.6%. On a pro forma basis, the Bank's efficiency ratio is expected to improve, although low reinvestment rates and the cost of the benefit plans and public reporting may limit the improvement in the short run.

Loan loss provisions had a larger impact on the Peer Group's earnings at 0.12% of average assets, in comparison to 0.05% of average assets for the Bank. The higher level of loss provisions established by the Peer Group was consistent with its higher level of net loan charge offs incurred as a percent of loans (see Table 3.5) and its greater degree of diversification into higher risk types of lending (see Table 3.4).

Net gains or losses realized from the sale of assets were a nominal major factor in the Bank's earnings the last 12 months, while the Peer Group realized a small amount of net gains, equal to 0.05% of average assets. Given the volatile nature of gains resulting from the sale of loans, investments and other assets, the net gains are discounted in evaluating earnings strength. Extraordinary items were not a factor for either.

Taxes had a larger impact on the Bank's earnings, as Georgetown and the Peer Group posted effective tax rates of 34.5% and 27.1%, respectively.

Loan Composition

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions and investment in MBS. The Bank's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and MBS than maintained by the Peer Group (76.5% versus 47.0% for the Peer Group), although the Peer Group maintained a higher MBS percentage. Georgetown retains all loan originations for portfolio, whereas some of the Peer Group members have retained the servicing rights on loans sold. The Peer Group's loans serviced for others equaled 9.7% of assets on average, which contributed to its higher level of non-interest operating income and higher servicing intangibles.

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2004

		Portfolio Composition as a Percent of Assets								
			1-4	Constr.	5+Unit	Commerc.		RWA/	Serviced	Servicing
Institution		MBS	Family	& Land	Comm RE	Business	Consumer	Assets	For Others	Assets
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Georgetown SB of Georgetown MA		8.04%	68.44%	3.30%	6.51%	0.85%	0.37%	58.19%	$1,049	$0
All Public Companies		12.48%	36.83%	4.93%	15.54%	3.63%	3.89%	60.17%	$744,440	$9,241
State of MA		15.18%	26.44%	2.71%	19.44%	3.53%	3.68%	59.43%	$23,811	$221
Comparable Group Average		11.81%	35.17%	1.22%	10.89%	5.21%	5.02%	56.10%	$35,447	$176
Comparable Group										
ALLB	Alliance Bank MHC of PA (20.0)	6.15%	23.31%	1.79%	27.89%	0.96%	1.42%	58.80%	$3,200	$0
BCSB	BCSB Bankcorp MHC of MD (36.4)	21.61%	27.77%	1.18%	7.52%	10.61%	1.18%	48.14%	$22,195	$0
GOV	Gouverneur Bncrp MHC of NY (42.5)	9.69%	54.73%	1.47%	4.38%	9.09%	4.21%	55.09%	$0	$0
GCBC	Green Co Bcrp MHC of NY (43.9)	20.47%	40.67%	1.48%	4.74%	1.65%	1.95%	45.84%	$0	$0
JXSB	Jcksnville Bcp MHC of IL (46.8)	4.57%	24.06%	1.80%	8.58%	4.13%	7.89%	53.87%	$159,542	$1,116
ONFC	Oneida Fincl MHC of NY (42.4)	11.56%	21.98%	0.02%	8.24%	8.81%	8.01%	61.43%	$89,727	$330
PBHC	Pathfinder BC MHC of NY (35.3)	11.60%	45.30%	0.71%	10.32%	1.21%	5.34%	56.91%	$47,600	$253
ROME	Rome Bancorp Inc. MHC of NY (38.5)	1.20%	40.62%	1.74%	19.00%	10.52%	8.18%	88.77%	$4,270	$0
WCFB	Webster City Federal MHC of IA (39.0)	1.43%	57.89%	1.64%	2.49%	2.75%	0.74%	36.74%	$0	$0
WFD	Westfield Fin. MHC of MA (46.5)	29.81%	15.35%	0.40%	15.77%	2.34%	11.24%	55.39%	$27,936	$64
State of MA										
BHL	Berkshire Hills Bancorp of MA	27.54%	20.79%	2.82%	14.45%	8.66%	12.07%	69.62%	$2,163	$0
BFD	BostonFed Bancorp, Inc. of MA(2)	13.74%	57.56%	4.03%	7.85%	0.32%	1.54%	59.25%	$981,641	$7,300
BRKL	Brookline Bancorp, Inc. of MA	3.52%	10.00%	1.15%	39.52%	17.57%	1.91%	73.55%	$35,188	$0
CEBK	Central Bancorp of Somerville MA	6.21%	35.78%	4.94%	28.74%	0.22%	0.63%	69.07%	$747	$0
HIFS	Hingham Inst. For Savings of MA	4.53%	37.58%	3.85%	28.57%	0.15%	0.02%	57.71%	$1,756	$0
LSBX	LSB Corp. of No. Andover MA	16.54%	14.67%	2.63%	24.22%	0.14%	3.08%	60.14%	$24,722	$404
MASB	MassBank Corp. of Reading MA	10.26%	24.69%	0.04%	0.11%	0.32%	0.01%	29.58%	$4,360	$0
MYST	Mystic Financial, Inc. of MA(1)(2)	16.45%	41.43%	5.02%	18.40%	0.15%	4.99%	60.48%	$47,892	$327
WFD	Westfield Financial MHC of MA (46.5)	29.81%	15.35%	0.40%	15.77%	2.34%	11.24%	55.39%	$27,936	$64
WRO	Woronoco Bancorp, Inc. of MA	19.23%	46.11%	1.51%	11.26%	1.03%	1.78%	60.28%	$70,788	$1,110

(1) Financial information is for the quarter ending March 31, 2004.
(2) Excluded from averages due to announced or pending acquisition.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Diversification into higher risk types of lending was more significant for the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Peer Group (10.9% of assets), followed by commercial business loans (5.2% of assets). The Bank's lending diversification consisted primarily of commercial real estate/multi-family loans (6.5% of assets), with other areas of lending diversification substantially limited to construction/land loans (3.3% of assets). Overall, lending diversification for the Peer Group was more significant in all loan types except construction/land loans. The Peer Group's more significant diversification into higher risk types of loans was offset by the lower concentration of assets maintained in loans compared to lower risk-weighted investments, which translated into relatively similar risk-weighted assets-to-assets ratios of 58.2% for Georgetown versus 56.1% for the Peer Group.

Credit Risk

The Bank's non-performing assets ratios were marginally more favorable than the Peer Group average (see Table 3.5). Specifically, Georgetown's ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was less than the comparable Peer Group ratio (0.62% versus 0.70% for the Peer Group). At the same time, the Bank maintained a lower level of loss reserves as a percent of non-performing loans (113.2% versus 165.5% for the Peer Group), as well as a lower level of reserves as a percent of loans (0.89% versus 1.00% for the Peer Group). The greater reserve level for the Peer Group is consistent with their greater level of loan diversification. The Bank had no chargeoffs for the most recent 12 month period, whereas net loan charge-offs averaged 0.12% of net loans receivable for the Peer Group.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, Georgetown's interest rate risk characteristics were considered to be less favorable to the Peer Group's. Most notably, Georgetown's capital position and IEA/IBL ratio were lower than the comparable Peer Group ratios. A lower level of non-interest earning assets represented an

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2004 or Most Recent Date Available

	Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
	Georgetown SB of Georgetown MA	0.00%	0.62%	0.79%	0.89%	113.18%	113.18%	N.M.	N.M.
	All Public Companies	0.09%	0.55%	0.62%	0.96%	227.51%	191.28%	$294	0.14%
	State of MA	0.00%	0.11%	0.21%	1.12%	378.59%	410.47%	$37	-0.03%
	Comparable Group Average	0.16%	0.70%	0.82%	1.00%	165.49%	136.00%	$108	0.12%
Comparable Group									
ALLB	Alliance Bank MHC of PA (20.0)	0.98%	1.42%	0.54%	1.22%	227.36%	47.09%	$459	-0.23%
BCSB	BCSB Bankcorp MHC of MD (36.4)	0.02%	0.17%	0.30%	0.65%	216.50%	191.96%	$139	0.15%
GOV	Gouverneur Bncrp MHC of NY (42.5)	0.16%	0.86%	0.92%	0.95%	103.04%	84.36%	$2	0.01%
GCBC	Green Co Bcrp MHC of NY (43.9)	0.03%	N.A.	N.A.	0.83%	N.A.	N.A.	$22	0.06%
JXSB	Jcksnville Bcp MHC of IL (46.8)	0.17%	1.05%	1.73%	1.60%	92.90%	74.67%	$253	0.78%
ONFC	Oneida Fincl MHC of NY (42.4)	0.02%	0.17%	0.30%	1.09%	360.60%	316.97%	$61	0.12%
PBHC	Pathfinder BC MHC of NY (35.3)	0.10%	1.11%	1.61%	0.98%	60.88%	55.29%	$47	0.10%
ROME	Rome Bancorp Inc. MHC of NY (38.5)	0.10%	0.52%	0.47%	0.82%	173.92%	131.83%	$72	0.14%
WCFB	Webster City Federal MHC of IA (39.0)	0.00%	N.A.	0.75%	0.51%	68.34%	N.A.	$0	0.00%
WFD	Westfield Fin. MHC of MA (46.5)	0.00%	0.33%	0.72%	1.33%	185.86%	185.86%	$27	0.03%
State of MA									
BHL	Berkshire Hills Bancorp of MA	0.00%	0.25%	0.40%	1.16%	291.74%	282.21%	$129	0.07%
BFD	BostonFed Bancorp, Inc. of MA(2)	0.16%	N.A.	N.A.	1.14%	N.A.	N.A.	$183	0.06%
BRKL	Brookline Bancorp, Inc. of MA	0.01%	0.02%	0.01%	1.43%	N.A.	N.A.	$137	0.05%
CEBK	Central Bancorp of Somerville MA	0.00%	N.A.	N.A.	1.01%	N.A.	N.A.	$15	-0.01%
HIFS	Hingham Inst. For Savings of MA	0.00%	0.09%	0.04%	0.78%	N.A.	612.10%	$3	0.00%
LSBX	LSB Corp. of No. Andover MA	0.00%	0.02%	0.05%	1.96%	N.A.	N.A.	$2	-0.46%
MASB	MassBank Corp. of Reading MA	0.00%	0.04%	0.16%	0.59%	361.56%	361.56%	$1	0.00%
MYST	Mystic Financial, Inc. of MA(1)(2)	0.00%	N.A.	N.A.	0.81%	N.A.	N.A.	$405	0.53%
WFD	Westfield Financial MHC of MA (46.5)	0.00%	0.33%	0.72%	1.33%	185.86%	185.86%	$27	0.03%
WRO	Woronoco Bancorp, Inc. of MA	0.01%	0.07%	0.09%	0.60%	675.19%	610.61%	$22	0.02%

(1) Financial information is for the quarter ending March 31, 2004.
(2) Excluded from averages due to announced or pending acquisition.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2004 or Most Recent Date Available

	Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
	Georgetown SB of Georgetown MA	6.5%	101.2%	5.9%	0	-1	1	-13	-14	-30
	All Public Companies	9.9%	108.7%	4.7%	-3	1	7	-4	-9	-4
	State of MA	13.0%	114.5%	3.0%	-10	0	3	-6	-17	-8
	Comparable Group Average	11.2%	109.2%	5.4%	-3	3	7	-7	-17	-1
Comparable Group										
ALLB	Alliance Bank MHC of PA (20.0)	9.2%	104.7%	5.7%	1	8	-3	26	-22	-12
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.0%	101.8%	4.4%	8	-17	3	-35	-35	0
GOV	Gouverneur Bncrp MHC of NY (42.5)	18.2%	117.2%	6.1%	-9	-7	22	1	-16	25
GCBC	Green Co Bcrp MHC of NY (43.9)	10.5%	109.1%	2.7%	-20	8	13	1	-11	9
JXSB	Jcksnville Bcp MHC of IL (46.8)	6.1%	103.2%	6.0%	-4	19	19	-17	-29	1
ONFC	Oneida Fincl MHC of NY (42.4)	8.2%	102.3%	10.0%	5	8	-5	-6	0	-7
PBHC	Pathfinder BC MHC of NY (35.3)	5.5%	100.5%	7.7%	0	-27	16	-16	-10	19
ROME	Rome Bancorp Inc. MHC of NY (38.5)	13.4%	112.6%	4.2%	-4	16	-17	-5	-14	-17
WCFB	Webster City Federal MHC of IA (39.0)	21.4%	127.2%	2.1%	-2	2	-2	0	-20	-24
WFD	Westfield Fin. MHC of MA (46.5)	14.8%	112.9%	4.6%	-8	18	27	-17	-14	-8
State of MA										
BHL	Berkshire Hills Bancorp of MA	9.0%	106.8%	3.7%	-23	1	1	-21	1	0
BFD	BostonFed Bancorp, Inc. of MA(2)	4.5%	101.1%	4.9%	-10	-9	12	-6	-8	-5
BRKL	Brookline Bancorp, Inc. of MA	37.0%	158.8%	1.4%	9	-18	-8	36	-47	1
CEBK	Central Bancorp of Somerville MA	7.9%	109.5%	1.6%	-19	7	-21	-14	N.A.	N.A.
HIFS	Hingham Inst. For Savings of MA	8.0%	105.4%	3.6%	-8	-10	-18	-10	7	-6
LSBX	LSB Corp. of No. Andover MA	12.0%	112.2%	2.2%	-8	-5	31	-15	-21	-18
MASB	MassBank Corp. of Reading MA	10.9%	111.0%	2.6%	-6	2	-16	-5	-1	-24
MYST	Mystic Financial, Inc. of MA(1)(2)	6.5%	105.3%	2.2%	N.A.	16	18	1	2	11
WFD	Westfield Financial MHC of MA (46.5)	14.8%	112.9%	4.6%	-8	18	27	-17	-14	-8
WRO	Woronoco Bancorp, Inc. of MA	8.7%	108.3%	2.9%	-17	2	7	-6	-43	-3

(1) Financial information is for the quarter ending March 31, 2004.
(2) Excluded from averages due to announced or pending acquisition.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

advantage for the Peer Group with respect to capacity to generate net interest income and, in turn, limiting the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Georgetown and the Peer Group. In general, the relative fluctuations in the Bank's and the Peer Group's net interest income to average assets ratios were considered to be fairly comparable and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Georgetown and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. The stability of the Bank's net interest income should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Georgetown's assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Georgetown. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Georgetown's estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Holding Company and the Peer Group, and determination of the Holding Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings is somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject Bank to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject Bank is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Holding Bank's to-be-issued stock. Throughout the stock offering process, RP Financial will: (1) review changes in the Holding Company's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Holding Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Georgetown's value, the market value of the stocks of public MHC institutions, or Georgetown's value alone. To the extent a change in factors impacting the

Holding Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Georgetown coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. The Bank maintained a higher concentration of assets in loans receivable, however loan diversification was more significant for the Peer Group, thus the Bank had a slightly higher risk weighted assets-to-assets ratio than the Peer Group on average. Georgetown's funding composition reflected a lower concentration of deposits and higher concentration of borrowings relative to the Peer Group's ratios. Overall, as a percent of assets, the Bank maintained a lower IEA ratio and a higher IBL ratio than for the Peer Group, which resulted in a less favorable IEA/IBL ratio for the Bank in comparison to the Peer Group. This disadvantage is expected to be partially offset on a pro forma basis. Accordingly, RP Financial concluded that no adjustment was warranted for the Bank's overall asset/liability composition.

- Credit Quality. The Bank maintained marginally more favorable NPA ratios but less favorable reserve levels relative to the Peer Group. Net loan charge-offs were higher for the Peer Group. The Bank maintained a higher risk weighted assets-to-assets ratio, as Georgetown's greater concentration of loans receivable in the earning asset portfolio was in part offset by a higher proportion of lower risk residential loans. Overall, no adjustment was warranted for this factor.

- Balance Sheet Liquidity. The Bank operated with a lower level of liquidity relative to the Peer Group, which suggests a comparative advantage for the Peer Group given the Bank's lesser borrowing capacity currently. Given the increase to the Bank's liquidity on a pro forma basis, no adjustment was warranted.

- Funding Liabilities. Despite the Bank's greater borrowing level, the cost of funds were similar for both the Bank and the Peer Group. While the Bank currently maintains a lower IBL ratio than the Peer Group, following the stock offering this comparative disadvantage should dissipate. On balance, no adjustment was made.

- Equity. The Bank's equity-to-assets and tangible equity-to-assets ratios were lower than the comparable Peer Group ratios. Following the minority stock offering, however, Georgetown's pro forma capital position will be similar to the Peer Group's capital ratios both on a reported and tangible capital basis. Thus, no adjustment was warranted.

On balance, Georgetown's balance sheet strength was considered to be similar to the Peer Group's, as implied by the various factors discussed above. Accordingly, we concluded that no valuation adjustment was warranted for the Bank's financial strength.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Bank maintained significantly lower comparative profitability (0.21% of average assets versus 0.65% for the Peer Group), due to lower ratios of net interest income and lower non-interest income, and a higher ratio of operating expenses. The Bank's lower level of non-interest operating income is indicative of the small overall size, two office operation and less diversified operations. On a pro forma basis, the Bank's comparative earnings disadvantage is expected to continue in the short-run as the net earnings impact from the offering is expected to be marginal until balance sheet growth can be realized.

- Core Earnings. The Bank's and the Peer Group's earnings were derived largely from recurring sources. The Bank operates with a lower net interest income ratio, a higher operating expense ratio and a lower ratio of non-interest operating income. As a result, the Bank maintains a disadvantage in terms of efficiency, and the key to closing the gap relative to the Peer Group is profitable balance sheet growth, which will require time. As noted above, the net income benefit from the offering proceeds is expected to be limited initially given current low reinvestment rates and the cost of the stock benefit plans and other public company costs.

- Interest Rate Risk. Since the Bank's earnings are more dependent on net interest income, the Bank's interest rate risk profile is considered to be greater than the Peer Group's, despite recent similarity in net interest income volatility. At the same time, the increased pro forma equity and IEA/assets ratios reduces the Bank's current exposure. Thus, no adjustment for this factor was made.

- Credit Risk. While the Peer Group's loss provisions have been comparatively higher than the Bank's, the Bank's NPA ratios are only marginally better and reserve levels are lower. The Bank maintains a greater proportion of assets in loans and the Peer Group has greater loan diversification. Taking these factors into account, no adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, potential earnings growth that may be realized through balance sheet growth has been more favorable for the Bank based on recent historical growth trends. Second, the infusion of stock proceeds will increase the Bank's capacity for profitable balance sheet growth. Third, the Bank has recently invested heavily in infrastructure and personnel to support expected growth on a post-offering basis – thus the next wave of growth is expected to require a nominal increase in additional expense. For these reasons, the Bank's earnings growth has a more favorable outlook.

- Return on Equity. As the result of the increase in equity that will be realized from the infusion of net stock proceeds and the Bank's lower profitability, the Bank's pro forma return on equity ("ROE") will be below the comparable average for the Peer Group. We concluded that a moderate downward adjustment was warranted for the Bank's ROE.

Overall, a slight downward adjustment was applied for the Bank's profitability, growth and viability of earnings.

3. Asset Growth

Recent asset growth trends for the Bank and the Peer Group reflected more favorable growth characteristics for the Bank, as Georgetown recently experienced double the growth rate for loans and assets, but the Bank's smaller asset size also contributed to its faster growth rate. On a pro forma basis, the Bank's tangible equity-to-assets ratio will be similar to the Peer Group average, indicating a similar leverage capacity for the Bank, but the Bank's growth pattern suggests greater potential for growth. On balance, we concluded that a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The market area has experienced moderate population and household growth since 2000. The primary market area has a fairly diversified economy, with household and per capita income measures in line with state averages and well above national averages. Competition faced by the Bank for deposits and loans is significant, which includes other locally based banks and savings institutions, as well as regional and super regional banks.

Overall, the markets served by the Peer Group companies were viewed as being less favorable with respect to supporting growth opportunities. The primary market areas served by the Peer Group companies are generally less populous and have generally experienced lower levels of population growth compared to the Bank's market area. In general, the Peer Group companies faced less competition than the Bank, as indicated by the significantly higher deposit market share that was maintained by the Peer Group companies on average (18.2% versus 0.6% for the Bank). Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, June 2004 unemployment rates for the majority of the markets served by the Peer Group companies were lower than the unemployment rate reflected for Essex County. On balance, we concluded that a slight upward adjustment was appropriate for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
Georgetown and the Peer Group Companies(1)

	County	June 2004 Unemployment
Georgetown SB - MA	Essex	6.5%
Peer Group Average		5.8%
Alliance Bank MHC – PA	Delaware	5.5%
BCSB Bankcorp MHC – MD	Baltimore	4.5
Gouverneur Bancorp MHC - NY	St. Lawrence	8.0
Greene Co. Bancorp MHC - NY	Greene	4.9
Jacksonville SB MHC - IL	Morgan	6.0
Oneida Financial MHC – NY	Madison	5.7
Pathfinder Bancorp MHC - NY	Oswego	8.7
Rome Bancorp MHC - NY	Oneida	4.9
Webster City Fed. MHC - IA	Hamilton	3.6
Westfield Financial Group MHC- MA	Hampden	6.5

(1) Unemployment rates are not seasonally adjusted.
Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.20% to 5.04%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.56% as of September 3, 2004. As of September 3, 2004, approximately 92% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.20%. The dividend paying thrifts generally maintain higher than average profitability ratios, thereby facilitating their ability to pay cash dividends.

The Bank's pro forma profitability is well below the Peer Group average, thereby restricting its comparative payout capacity.

Our valuation adjustment for dividends for Georgetown also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Bank will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent Georgetown's pro forma market value would be influenced by the OTS's dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

While the Bank has not established a definitive dividend policy prior to the stock offering, the Bank will have a more limited capacity to pay a dividend comparable to the Peer Group average dividend yield based on pro forma profitability, despite similar pro forma capitalization. On balance, we concluded that a slight downward adjustment was warranted.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system and two Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $12.8 million to $109.7 million as of September 3, 2004, with average and median market values of $33.8 million and $24.6 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.8 million, with average and median shares outstanding of 1.7 million and 1.2 million, respectively. The Bank's minority stock offering is expected to have a pro forma market value and shares outstanding that are at the lower end of the comparable Peer Group ranges. While all of the Peer Group companies are quoted on the NASDAQ National Market System, the Bank's stock is expected to be listed on the OTC Bulletin Board following the stock offering, indicative of a less liquid trading market. Overall, we anticipate that the Bank's public stock will have a lower level of liquidity as the Peer Group companies on average and, therefore, concluded a slight downward adjustment was necessary for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held Bank and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Economic data that showed a strengthening economy, particularly in the manufacturing sector, propelled stocks higher through August 2003 and into-early September, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the DJIA.

Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September 2003 provided a boost to stocks. In mid-October, the DJIA and the NASDAQ hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP growth rate of 8.2% in the third quarter, as well as the Federal Reserve's statement that it would not raise its target interest rates for a considerable period, supported a stock market rally during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and during the first half of March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

Stocks moved higher in early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The DJIA closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. Stocks rebounded in late-May, primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data provided for a positive trend in the broader market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

Rising oil prices and profit warnings from some technology companies caused major stock indices to fall at the start of the third quarter of 2004. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. As an indication of the general trends in the nation's stock markets over the past year, as of September 3, 2004, the DJIA closed at 10260.2, an increase of 8.0% from one year ago and a decline of 1.9% year-to-date. As of September 3, 2004 the NASDAQ closed at 1844.5, a decrease of 0.7% from one year ago and decline of 7.9% year-to-date. The Standard & Poors 500 Index closed at 1113.6 on September 3, 2004, an increase of 9.3% from a year ago and a decline of 0.1% year-to-date.

The market for thrift stocks has been mixed as well during the past 12 months, but, in general, thrift issues have paralleled trends in the broader market. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower in early-August 2003, as investors rotated into sectors that were expected to benefit from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve's decision to leave interest rates unchanged at its mid-September meeting.

After following the broader stock market lower as the close of the third quarter approached, thrift issues posted solid gains at the beginning of the fourth quarter of 2003. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America's announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into early-November, reflecting expectations of improving net interest margins and more consolidation of thrifts. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter.

After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. Thrift issues generally experienced some selling pressure during the first half of March, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector in late-May. Thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation did not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual's 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector in mid-August. On September 3, 2004, the SNL Index for all publicly-traded thrifts closed at 1,493.5, an increase of 12.4% from one year ago and an increase of 0.8% year-to-date. The SNL MHC Index closed at 2,695.0 on September 3, 2004, an increase of 25.1% from one year ago and an increase of 1.2% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2004 have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. However, reflecting the general pull back in thrift stocks, four of the five recent offerings shown in Table 4.2 were not oversubscribed and the two second-step conversion offerings traded below their IPO prices in initial trading activity. As shown in Table 4.2, one standard conversion, two second-step conversions and two mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. Both of the mutual holding company offerings were closed within their respective valuation ranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 78.7%. On average, the two recent MHC offerings reflected price appreciation of 11.3% after the first week of trading and price appreciation of 15.6% after one month of trading. However, one of the recent mutual holding company offerings, Monadnock Community Bancorp, was trading below its IPO price after the first month of trading.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Third Century Bancorp	IN	6/30/04	TDCB-OTS BB	$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	NA	NA	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
Averages - Standard Conversions:				$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	N.A.	N.A.	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
Medians - Standard Conversions:				$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	N.A.	N.A.	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
Second Step Conversions																														
DSA Financial Corporation	IN	7/30/04	DSFN-OTS BB	$ 78	12.07%	0.71%	59%	$ 8.5	52%	108%	6.1%	N.A	N.A	8.0%	4.0%	7.4%	4.00%	100.3%	20.0x	19.3%	1.0%	19.2%	5.0%	$10.00	$9.80	-2.0%	$9.50	-5.0%	$9.30	-7.0%
Partners Trust Financial Group, Inc.*	NY	7/15/04	PRTR-NASDAQ	$3,628	11.01%	0.59%	264%	$ 148.8	54%	85%	3.6%	N.A	N.A	8.0%	4.0%	0.7%	2.50%	188.9%	17.2x	12.7%	0.7%	6.7%	11.0%	$10.00	$9.99	-0.1%	$9.98	-0.2%	$9.81	-1.9%
Averages - Second Step Conversions:				$1,853	11.54%	0.65%	162%	$ 78.6	53%	97%	4.9%	NA	NA	8.0%	4.0%	4.0%	3.25%	144.6%	18.6x	16.0%	0.9%	13.0%	8.0%	$10.00	$ 9.90	-1.1%	$ 9.74	-2.6%	$9.56	-4.4%
Medians - Second Step Conversions:				$1,853	11.54%	0.65%	162%	$ 78.6	53%	97%	4.9%	NA	NA	8.0%	4.0%	4.0%	3.25%	144.6%	18.6x	16.0%	0.9%	13.0%	8.0%	$10.00	$ 9.90	-1.1%	$ 9.74	-2.6%	$9.56	-4.4%
Mutual Holding Company Conversions																														
First Federal Financial Services, Inc.	IL	6/29/04	FFFS-NASDAQ	$ 123	15.62%	0.07%	471%	$ 17.6	45%	92%	3.9%	N.A	N.A	5.0%	4.0%	8.6%	2.40%	73.4%	23.7x	24.9%	1.2%	25.0%	4.8%	$10.00	$11.50	15.0%	$12.25	22.5%	$13.50	35.0%
Monadnock Community Bncp, Inc.*(9	NH	6/29/04	MNCK-OTC BB	$ 45	5.64%	0.37%	207%	$ 3.4	45%	100%	14.8%	N.A	N.A	4.0%	4.0%	13.5%	0.00%	84.1%	458.9x	14.7%	0.0%	10.7%	0.0%	$8.00	$8.30	3.8%	$8.00	0.0%	$7.70	-3.8%
Averages - Mutual Holding Company Conversions:				$ 84	10.63%	0.22%	339%	$ 10.5	45%	96%	9.3%	NA	NA	4.5%	4.0%	11.0%	1.20%	78.7%	241.3x	19.8%	0.6%	17.9%	2.4%	$ 9.00	$ 9.90	9.4%	$10.13	11.3%	$10.60	15.6%
Medians - Mutual Holding Company Conversions:				$ 84	10.63%	0.22%	339%	$ 10.5	45%	96%	9.3%	NA	NA	4.5%	4.0%	11.0%	1.20%	78.7%	241.3x	19.8%	0.6%	17.9%	2.4%	$ 9.00	$ 9.90	9.4%	$10.13	11.3%	$10.60	15.6%
Averages - All Conversions:				$ 796	10.39%	0.44%	333%	$39.0	59%	103%	6.4%	NA	NA	6.6%	4.0%	7.9%	1.78%	104.3%	111.8x	17.1%	0.7%	16.0%	4.5%	$9.60	$10.18	6.0%	$10.16	5.6%	$10.31	7.0%
Medians - All Conversions:				$ 107	11.01%	0.47%	264%	$16.5	52%	100%	3.9%	NA	NA	8.0%	4.0%	8.6%	2.40%	84.1%	23.7x	14.7%	0.7%	18.3%	4.8%	$10.00	$9.99	3.8%	$9.98	0.0%	$9.81	-1.9%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

September 3, 2004

Shown in Table 4.3 are the current pricing ratios of Partner Trust Financial Group, which is the only NASDAQ or Exchange listed fully-converted offering that has been completed within the past three months. Partners Trust's closing market price of $9.95 on September 3, 2004 represented a 0.5% decrease from its IPO price.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on Georgetown's stock price of recently completed and pending acquisitions of other savings institutions operating in Massachusetts. As shown in Exhibit IV-4, there were 10 Massachusetts thrift acquisitions completed from 2003 through year-to-date 2004, and there are currently two pending acquisitions of a Massachusetts savings institution. To the extent that speculation of a re-mutualization may impact the Bank's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Georgetown's trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. <u>Management</u>

Georgetown's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of Georgetown's Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Table 4.3
Market Pricing Comparatives
Prices As of September 3, 2004

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12 Month EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	$22.15	$466.74	$1.02	$14.19	17.60x	159.51%	17.02%	173.56%	19.55x	$0.48	2.20%	36.08%	$2,935	10.74%	0.55%	0.82%	8.70%	0.71%	7.21%
Special Selection Grouping(8)	$9.95	$276.04	$0.58	$11.00	16.58x	90.45%	12.65%	188.09%	17.16x	$0.24	2.41%	41.38%	$2,183	13.98%	0.24%	0.76%	5.45%	0.74%	5.27%
Comparable Group																			
Special Comparative Group(8)																			
PRTR Partners Trust Fin. Group of NY	$9.95	$276.04	$0.58	$11.00	16.58x	90.45%	12.65%	188.09%	17.16x	$0.24	2.41%	41.38%	$2,183	13.98%	0.24%	0.76%	5.45%	0.74%	5.27%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Months (no MHC).

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings bank operating in the MHC form of ownership, the Bank will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. The one difference noted between Georgetown and the one Peer Group Bank that operates as an FDIC regulated institutions was in the area of regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). Since this factor was already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4
Valuation Adjustments
Georgetown Savings Bank

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in Georgetown as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second-step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.5 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Georgetown's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Georgetown's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Georgetown's prospectus for offering expenses. The assumptions utilized in the pro forma

Table 4.5
Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion(4)				Pro Forma Per Share Data (Fully-Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tang. Book ($)	Assets ($)	Share Price ($)	Gross Proceeds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tang. Book ($)	Assets ($)	Public Pct. (%)	Dilution (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	$0.70	$0.69	$10.18	$10.18	$111.23	$29.00	$86,509	$80,652	$950	$0.91	$0.91	$31.51	$31.51	$126.23	18.7%	-1.3%
BCSB	BCSB Bankcorp MHC of MD (36.4)	5,899	2,144	3,755	$0.11	$0.10	$6.84	$6.38	$127.13	$15.59	$58,540	$50,345	$545	$0.20	$0.19	$15.37	$14.91	$135.66	36.3%	0.0%
GCBC	Green Co. Bancorp MHC of NY (43.9)	2,054	902	1,152	$1.42	$1.42	$14.52	$14.52	$138.55	$32.81	$37,797	$32,506	$352	$1.59	$1.59	$30.35	$30.35	$154.38	43.9%	0.0%
GOV	Gouverneur Bancorp MHC of NY (42.5)	2,283	971	1,312	$0.36	$0.35	$7.82	$7.82	$42.94	$12.88	$16,899	$14,533	$157	$0.43	$0.42	$14.19	$14.19	$49.31	42.5%	0.0%
JXSB	Jacksonville Bancorp MHC of IL (46.8)	1,952	913	1,039	$0.35	$0.25	$9.86	$8.30	$136.17	$15.25	$15,845	$13,626	$147	$0.43	$0.33	$16.84	$15.28	$143.15	46.8%	0.0%
ONFC	Oneida Financial MHC of NY (42.4)	7,488	3,178	4,310	$0.40	$0.34	$6.52	$4.74	$57.53	$11.86	$51,117	$43,960	$476	$0.46	$0.40	$12.39	$10.61	$63.40	42.4%	0.0%
PBHC	Pathfinder BC MHC of NY (35.3)	2,448	865	1,583	$0.61	$0.42	$8.61	$6.74	$122.52	$16.08	$25,455	$21,891	$237	$0.71	$0.52	$17.55	$15.68	$131.46	35.3%	0.0%
ROME	Rome Bancorp Inc. MHC of NY (38.5)	4,233	1,630	2,603	$0.36	$0.45	$8.40	$8.40	$62.68	$29.00	$75,487	$64,919	$702	$0.53	$0.62	$23.74	$23.74	$78.02	38.5%	0.0%
WCFB	Webster City Federal MHC of IA (39.0)	3,772	1,472	2,300	$0.30	$0.30	$5.99	$5.96	$27.78	$13.50	$31,050	$26,703	$289	$0.38	$0.38	$13.07	$13.04	$34.86	39.0%	0.0%
WFD	Westfield Fin. MHC of MA (46.5)	10,057	4,877	5,180	$0.57	$0.50	$11.59	$11.59	$78.50	$21.80	$112,924	$97,115	$1,051	$0.67	$0.60	$21.25	$21.25	$88.16	48.5%	0.0%

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00%
ESOP percent purchase	8.00%
Recognition plan percent	4.00%

(3) Net Increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31%
ESOP loan term (years)	10
Recognition plan vesting (years)	5
Effective tax rate	34.00%

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects *pro forma ownership position of minority stockholders after taking* into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

analysis in calculating the Bank's full conversion value were consistent with the assumptions utilized for the minority stock offering, except expenses were assumed to equal the fixed expenses of the minority stock offering, plus the fee paid to the marketing agent on a percentage basis of stock sold in the offering.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of September 3, 2004, the pro forma market value of Georgetown's full conversion offering equaled $18,000,000 at the midpoint, equal to 1,800,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $256,000 for the 12 months ended June 30, 2004. In deriving Georgetown's core earnings, the only adjustment made to reported earnings was to eliminate losses of $10,000 incurred on the sale of securities. As shown below, on a tax effected basis, reflecting the marginal tax rate of 35%, the Bank's core earnings were determined to equal $263,000 for the 12 months ended June 30, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.6
Derivation of Core Earnings
Georgetown Savings Bank

	Amount ($000)
Net income	$256
Plus: Loss on Sale of Securities(1)	7
Core earnings estimate	$263

(1) Tax effected at 35%.

Based on Georgetown's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples (fully-converted basis) at the $18.0 million midpoint value equaled 58.78 times and 57.46 times, respectively, which provided for premiums of 81.9% and 66.4% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 32.31 times and 34.54 times, respectively (see Table 4.7). The implied premiums reflected in the Bank's pro forma P/E multiples take into consideration the Bank's pro forma P/B and P/A ratios, and expected balance sheet and earnings growth on a post-offering basis. It also should be noted that in assessing the relative premiums indicated for the Bank's P/E multiples, the P/E multiples for the Peer Group excluded multiples above 60 times and are shown as "NM" in Table 4.7. At the supermaximum value of $23.8 million, the Bank's pro forma reported and core P/E multiples (fully-converted basis) equaled 73.33 times and 71.79 times, respectively, which provided for premiums of 127.0% and 107.9% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis).

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Georgetown's pro forma book value (fully-converted basis). Based on the $18.0 million midpoint valuation, Georgetown's pro forma P/B and P/TB ratios equaled 77.42%. In comparison to the average P/B and P/TB ratios for the Peer Group of 100.06% and 104.02%, the Bank's ratios reflected a discount of 22.6% on a P/B basis and a discount of 25.6% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the Bank's resulting P/E multiples, higher level of pro forma capitalization and lower return on equity. At the supermaximum value of $23.8 million, the Bank's pro forma P/B and P/TB ratios equaled 84.10%. In comparison to the average P/B and P/TB ratios for the Peer Group of 100.06% and 104.02%, the Bank's ratios reflect a discount of 16.0% on a P/B basis and a discount of 19.2% on a P/TB basis.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Georgetown's full

Table 4.7
MHC Institutions - Implied Pricing Ratios Full Conversion Basis
Georgetown SB of Georgetown MA and the Comparables
As of September 3, 2004

	Fully Converted Implied Value		Per Share(8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Georgetown SB of Georgetown MA																			
Superrange	$10.00	$23.81	$0.14	$11.89	73.33x	84.10%	16.41%	84.10%	71.79x	$0.00	0.00%	0.00%	$145	19.51%	0.53%	0.22%	1.15%	0.23%	1.17%
Maximum	$10.00	$20.70	$0.15	$12.37	65.76x	80.85%	14.54%	80.85%	64.33x	$0.00	0.00%	0.00%	$142	17.98%	0.54%	0.22%	1.23%	0.23%	1.26%
Midpoint	$10.00	$18.00	$0.17	$12.92	58.78x	77.42%	12.85%	77.42%	57.46x	$0.00	0.00%	0.00%	$140	16.60%	0.55%	0.22%	1.32%	0.22%	1.35%
Minimum	$10.00	$15.30	$0.19	$13.66	51.39x	73.21%	11.11%	73.21%	50.21x	$0.00	0.00%	0.00%	$138	15.18%	0.56%	0.22%	1.42%	0.22%	1.46%
All Public Companies(7)																			
Averages	$22.15	$466.74	$1.02	$14.19	17.60x	159.51%	17.02%	173.56%	19.55x	$0.48	2.20%	36.08%	$2,935	10.74%	0.55%	0.82%	8.70%	0.71%	7.21%
Medians	---	---	---	---	16.31x	148.88%	14.72%	162.87%	17.70x	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of MA(7)																			
Averages	$30.32	$216.35	$1.40	$18.08	20.35x	170.79%	21.40%	173.69%	23.42x	$0.59	2.02%	46.11%	$811	12.91%	0.08%	0.91%	8.31%	0.88%	7.92%
Medians	---	---	---	---	21.14x	170.77%	16.99%	172.98%	24.71x	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	$19.84	$85.46	$0.60	$19.67	32.31x	100.06%	22.51%	104.02%	34.54x	$0.47	2.56%	72.67%	$412	22.19%	0.70%	0.70%	3.07%	0.67%	2.85%
Medians	---	---	---	---	32.47x	98.93%	22.06%	103.94%	32.92x	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	$29.96	$109.74	$0.91	$32.20	32.47x	93.04%	23.57%	93.04%	32.92x	$0.36	1.20%	39.56%	$466	25.33%	1.42%	0.73%	2.85%	0.72%	2.82%
BCSB BCSB Bankcorp MHC of MD (36.4)	$15.64	$92.26	$0.19	$15.40	N.M.	101.56%	11.53%	104.69%	N.M.	$0.50	3.20%	N.M.	$800	11.35%	0.17%	0.16%	1.25%	0.15%	1.18%
GOV Gouverneur Bancorp MHC of NY (42.5)	$13.18	$30.09	$0.42	$14.33	30.35x	91.97%	26.65%	91.97%	31.38x	$0.26	1.97%	61.90%	$113	28.98%	0.86%	0.91%	3.01%	0.88%	2.94%
GCBC Green Co. Bancorp MHC of NY (43.9)	$31.60	$64.91	$1.58	$29.76	20.00x	106.18%	20.55%	106.18%	20.00x	$0.84	2.66%	53.16%	$316	19.35%	N.A.	1.08%	5.34%	1.08%	5.34%
JXSB Jacksonville Bancorp MHC of IL (46.8)	$15.25	$29.77	$0.33	$16.84	35.43x	90.56%	10.65%	99.80%	46.21x	$0.30	1.97%	90.91%	$279	11.76%	1.05%	0.30%	2.48%	0.23%	1.91%
ONFC Oneida Financial MHC of NY (42.4)	$12.00	$89.86	$0.40	$12.46	25.89x	96.31%	18.91%	112.36%	30.00x	$0.38	3.17%	95.00%	$475	19.63%	0.17%	0.73%	3.64%	0.63%	3.17%
PBHC Pathfinder BC MHC of NY (35.3)	$16.08	$39.36	$0.52	$17.55	22.64x	91.62%	12.23%	102.55%	30.92x	$0.40	2.49%	76.92%	$322	13.35%	1.11%	0.56%	4.00%	0.41%	2.93%
ROME Rome Bancorp Inc. MHC of NY (38.5)	$28.70	$121.49	$0.61	$23.58	55.48x	121.71%	36.86%	121.71%	47.05x	$0.60	2.09%	98.36%	$330	30.29%	0.52%	0.67%	2.19%	0.79%	2.57%
WCFB Webster City Federal MHC of IA (39.0)	$13.50	$50.92	$0.38	$13.07	35.53x	103.29%	38.72%	103.53%	35.53x	$0.68	5.04%	N.M.	$131	37.49%	N.A.	1.08%	2.91%	1.08%	2.91%
WFD Westfield Financial MHC of MA (46.5)	$22.49	$226.18	$0.61	$21.55	32.99x	104.36%	25.42%	104.36%	36.87x	$0.40	1.78%	65.57%	$890	24.36%	0.33%	0.76%	3.06%	0.68%	2.75%

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

conversion value equaled 12.85% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 22.51%, which implies a discount of 42.9% has been applied to the Bank's pro forma P/A ratio (fully-converted basis). At the supermaximum of the valuation range, Georgetown's full conversion value equaled 16.41% of pro forma assets, which implies a discount of 27.10% from the Peer Group's fully-converted P/A ratio of 22.51%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The two recently completed MHC offerings closed at a price/tangible book ratio of 78.7% (fully-converted basis) and, on average, appreciated 11.3% during the first week of trading. In comparison, the Bank's P/TB ratio of 77.4% at the midpoint value reflects an implied discount of 1.6% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Bank's P/TB ratio of 84.1% reflected an implied premium of 6.9% relative to the average closing P/TB ratio of the recent MHC offerings. Of the two recent MHC offerings, only First Federal Financial Services is traded on NASDAQ. Based on First Federal's current P/TB ratio of 85.4% (fully-converted basis), the Bank's P/TB ratio at the midpoint reflects an implied discount of 9.3% and at the top of the super range reflects an implied discount of 1.5%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of September 3, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $18,000,000 at the midpoint, equal to 1,800,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $15.3 million and a maximum value of $20.7 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,530,000 at the minimum and 2,070,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $23.8 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 2,380,500. The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 45% ownership interest. Accordingly, the offering to the public of the minority stock will equal $6,885,000 at the minimum, $8,100,000 at the midpoint, $9,315,000 at the maximum and $10,712,250 at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.7 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.8 and are detailed in Exhibits IV-10 and IV-11.

Table 4.8
Public Market Pricing
Georgetown SB of Georgetown MA and the Comparables
As of September 3, 2004

	Financial Institution	MHC Basis Implied Value: Price/ Share(1) ($)	MHC Basis Implied Value: Market Value ($Mil)	Per Share: Core 12 Mo. EPS(2) ($)	Per Share: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Dividends(4): Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	Georgetown SB of Georgetown MA																			
	Superrange	$10.00	$10.71	$0.12	$7.06	86.28x	141.69%	17.82%	141.69%	84.15x	$0.00	0.00%	0.00%	$134	12.58%	0.58%	0.21%	1.64%	0.21%	1.68%
	Maximum	$10.00	$9.32	$0.13	$7.53	76.06x	132.89%	15.64%	132.89%	74.15x	$0.00	0.00%	0.00%	$132	11.77%	0.58%	0.21%	1.75%	0.21%	1.79%
	Midpoint	$10.00	$8.10	$0.15	$8.06	66.94x	124.03%	13.71%	124.03%	65.24x	$0.00	0.00%	0.00%	$131	11.05%	0.59%	0.20%	1.85%	0.21%	1.90%
	Minimum	$10.00	$6.89	$0.17	$8.79	57.60x	113.77%	11.75%	113.77%	56.12x	$0.00	0.00%	0.00%	$130	10.33%	0.59%	0.20%	1.98%	0.21%	2.03%
	All Public Companies(7)																			
	Averages	$22.15	$466.74	$1.02	$14.19	17.60x	159.51%	17.02%	173.56%	19.55x	$0.48	2.20%	36.08%	$2,935	10.74%	0.55%	0.82%	8.70%	0.71%	7.21%
	Medians	--	--	--	--	16.31x	148.88%	14.72%	162.87%	17.70x	--	--	--	--	--	--	--	--	--	--
	All Non-MHC State of MA(7)																			
	Averages	$30.32	$216.35	$1.40	$18.08	20.35x	170.79%	21.40%	173.69%	23.42x	$0.59	2.02%	46.11%	$811	12.91%	0.08%	0.91%	8.31%	0.88%	7.92%
	Medians	--	--	--	--	21.14x	170.77%	16.99%	172.98%	24.71x	--	--	--	--	--	--	--	--	--	--
	Comparable Group Averages																			
	Averages	$19.84	$33.78	$0.48	$9.03	42.33x	219.57%	26.10%	236.33%	44.17x	$0.47	2.56%	42.46%	$367	11.86%	0.70%	0.65%	5.30%	0.62%	4.91%
	Medians	--	--	--	--	40.79x	205.84%	24.87%	232.54%	44.20x	--	--	--	--	--	--	--	--	--	--
	State of MA																			
BHL	Berkshire Hills Bancorp of MA	$38.35	$225.15	$1.66	$20.79	21.74x	184.46%	17.37%	193.59%	23.10x	$0.48	1.25%	28.92%	$1,296	9.42%	0.25%	0.85%	8.45%	0.80%	7.97%
BFD	BostonFed Bancorp, Inc. of MA(7)	$41.66	$189.14	($0.29)	$20.59	N.M.	202.33%	11.13%	246.65%	N.M.	$0.64	1.54%	N.M.	$1,699	5.50%	N.A.	0.27%	4.80%	-0.08%	-1.41%
BRKL	Brookline Bancorp, Inc. of MA	$15.85	$936.32	$0.26	$10.09	N.M.	157.09%	58.14%	157.09%	N.M.	$0.34	2.15%	N.M.	$1,610	37.01%	0.02%	1.13%	2.84%	1.01%	2.54%
CEBK	Central Bancorp of Somerville MA	$32.45	$54.03	$1.09	$25.61	25.62x	126.71%	10.63%	133.70%	29.77x	$0.48	1.48%	44.04%	$508	8.39%	N.A.	0.43%	4.91%	0.37%	4.25%
HIFS	Hingham Inst. For Savings of MA	$42.00	$87.40	$2.77	$20.26	14.91x	207.31%	16.61%	207.31%	15.16x	$0.72	1.71%	25.99%	$526	8.01%	0.09%	1.20%	14.21%	1.18%	14.06%
LSBX	LSB Corp. of No. Andover MA	$19.69	$84.80	$2.01	$13.23	13.99x	148.83%	17.81%	148.83%	9.80x	$0.52	2.64%	25.87%	$476	11.96%	0.02%	1.33%	11.08%	1.90%	15.80%
MASB	MassBank Corp. of Reading MA	$36.57	$160.65	$1.48	$24.51	21.13x	149.20%	16.39%	150.74%	24.71x	$1.00	2.73%	67.57%	$980	10.98%	0.04%	0.76%	6.88%	0.65%	5.89%
MFLR	Mayflower Co-Op. Bank of MA	$18.11	$37.16	$0.54	$8.70	19.16x	208.16%	17.81%	209.36%	33.54x	$0.40	2.21%	74.07%	$209	8.56%	0.04%	0.91%	10.88%	0.52%	6.25%
MYST	Mystic Financial, Inc. of MA(7)	$40.10	$62.96	$0.51	$17.65	N.M.	227.20%	14.70%	227.20%	N.M.	$0.46	1.15%	N.M.	$428	6.47%	N.A.	0.37%	6.06%	0.19%	3.03%
WRO	Woronoco Bancorp, Inc. of MA	$39.55	$145.27	$1.42	$21.43	25.83x	184.55%	16.47%	188.87%	27.85x	$0.80	2.02%	56.34%	$882	8.92%	0.07%	0.69%	7.23%	0.64%	6.62%
	Comparable Group																			
ALLB	Alliance Bank MHC of PA (20.0)	$29.96	$20.61	$0.69	$10.18	43.42x	294.30%	26.94%	294.30%	43.42x	$0.36	1.20%	10.43%	$383	9.15%	1.42%	0.63%	6.84%	0.63%	6.74%
BCSB	BCSB Bankcorp MHC of MD (36.4)	$15.64	$33.53	$0.10	$6.84	N.M.	228.65%	12.30%	245.14%	N.M.	$0.50	3.20%	N.M.	$750	5.38%	0.17%	0.09%	1.47%	0.09%	1.33%
GOV	Gouverneur Bancorp MHC of NY (42.5)	$13.18	$12.80	$0.35	$7.82	36.37x	168.54%	30.69%	168.54%	37.66x	$0.26	1.97%	31.60%	$98	18.21%	0.86%	0.88%	4.64%	0.85%	4.51%
GCBC	Green Co. Bancorp MHC of NY (43.9)	$31.60	$28.50	$1.42	$14.52	22.25x	217.63%	22.81%	217.63%	22.25x	$0.84	2.66%	25.98%	$285	10.48%	N.A.	1.08%	9.89%	1.08%	9.89%
JXSB	Jacksonville Bancorp MHC of IL (46.8)	$15.25	$13.92	$0.25	$9.86	42.23x	154.67%	11.20%	183.73%	61.00x	$0.30	1.97%	56.16%	$266	7.24%	1.05%	0.26%	3.38%	0.18%	2.42%
ONFC	Oneida Financial MHC of NY (42.4)	$12.00	$38.14	$0.34	$6.52	29.75x	184.05%	20.86%	253.16%	35.29x	$0.38	3.17%	47.39%	$431	11.33%	0.17%	0.70%	5.98%	0.59%	5.08%
PBHC	Pathfinder BC MHC of NY (35.3)	$16.08	$13.91	$0.42	$8.61	N.M.	186.76%	13.12%	238.58%	N.M.	$0.40	2.49%	33.62%	$300	7.03%	1.11%	0.51%	6.92%	0.35%	4.76%
ROME	Rome Bancorp Inc. MHC of NY (38.5)	$28.70	$46.78	$0.45	$8.40	80.27x	341.67%	45.79%	341.67%	63.78x	$0.60	2.09%	51.33%	$265	13.40%	0.52%	0.58%	4.22%	0.73%	5.28%
WCFB	Webster City Federal MHC of IA (39.0)	$13.50	$19.87	$0.30	$5.99	45.00x	225.38%	48.60%	226.51%	45.00x	$0.68	5.04%	88.40%	$105	21.56%	N.A.	1.07%	5.00%	1.07%	5.00%
WFD	Westfield Financial MHC of MA (46.5)	$22.49	$109.68	$0.50	$11.59	39.36x	194.05%	28.65%	194.05%	44.98x	$0.40	1.78%	37.20%	$789	14.76%	0.33%	0.72%	4.65%	0.63%	4.08%

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. *Ratios are pro forma assuming a second step conversion to full stock form.*
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings *(earnings adjusted to reflect second step conversion).*
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies *the subject of actual or rumored acquisition* activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
I-1	Map of Office Locations
I-2	Audited Financial Statements
I-3	Key Operating Ratios
I-4	Investment Portfolio Composition
I-5	Yields and Costs
I-6	Loan Loss Allowance Activity
I-7	Net Portfolio Value Analysis
I-8	Fixed Rate and Adjustable Rate Loans
I-9	Loan Portfolio Composition
I-10	Contractual Maturity By Loan Type
I-11	Loan Originations, Sales and Purchases
I-12	Non-Performing Assets
I-13	Deposit Composition
I-14	Maturity of Time Deposits
I-15	Borrowing Activity
II-1	Description of Office Facilities
II-2	Historical Interest Rates
II-3	Market Area Demographic Data
II-4	Market Area Economic Data

LIST OF EXHIBITS(continued)

III-1	General Characteristics of Publicly-Traded Institutions
III-2	Public Market Prices of MHCs
III-3	Peer Group Market Area Comparative Analysis
IV-1	Stock Prices: As of September 3, 2004
IV-2	Historical Stock Price Indices
IV-3	Historical Thrift Stock Indices
IV-4	Market Area Acquisition Activity
IV-5	Director and Senior Management Summary Resumes
IV-6	Pro Forma Regulatory Capital Ratios
IV-7	Pro Forma Analysis Sheet
IV-8	Pro Forma Effect of Conversion Proceeds
IV-9	Peer Group Core Earnings Analysis
V-1	Firm Qualifications Statement

EXHIBIT I-1

Georgetown Savings Bank
Map of Office Locations



VT
NH
NY
CT
RI
Atlantic
Ocean
BERKSHIRE
FRANKLIN
HAMPSHIRE
HAMPDEN
WORCESTER
MIDDLESEX
ESSEX
SUFFOLK
NORFOLK
BRISTOL
PLYMOUTH
BARNSTABLE
DUKES
NANTUCKET
Pittsfield
North Adams
Greenfield
Northampton
Springfield
Chicopee
Holyoke
Westfield
Worcester
Fitchburg
Leominster
Lowell
Lawrence
Haverhill
Georgetown
Newburyport
Gloucester
Salem
Lynn
Boston
Cambridge
Quincy
Brockton
Taunton
Fall River
New Bedford
Plymouth
Barnstable
Framingham
Note: See page 152 for official MSA names.
0 10 20 30 Miles
0 10 20 30 40 Kilometers
Explanation of Symbols
State Capital
MSA Boundary
Newton County Seat
50 MSA Number
Population Key
Under 250
250-499
500-999
1,000-2,499
2,500-4,999
5,000-9,999
10,000-19,999
20,000-24,999
25,000-49,999
50,000-99,999
100,000-249,999
250,000-999,999
Cleartype
County-Town
MASSACHUSETTS
AMC

EXHIBIT I-2
Georgetown Savings Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Georgetown Savings Bank
Key Operating Ratios

	At or For the Fiscal Years Ended June 30, 2004	2003
Selected Financial Ratios and Other Data:		
Performance Ratios:		
Return on assets (ratio of net income to average total assets)	0.21%	0.78%
Return on equity (ratio of net income to average equity)	3.09%	10.50%
Interest rate spread [(1)]	3.06%	3.39%
Net interest margin [(2)]	3.24%	3.64%
Efficiency ratio [(3)]	88.73%	67.18%
Operating expense to average total assets	2.97%	2.64%
Average interest-earning assets to average interest-bearing liabilities	109.49%	110.54%
Asset Quality Ratios:		
Non-performing assets to total assets	0.62%	—%
Non-performing loans to total loans	0.78%	—%
Allowance for loan losses to non-performing loans	113.18%	—%
Allowance for loan losses to total loans	0.88%	0.92%
Capital Ratios:		
Retained earnings to total assets at end of period	6.46%	6.93%
Total capital to risk-weighted assets	12.50%	12.60%
Tier 1 capital to risk-weighted assets	11.20%	11.50%
Tier 1 capital to average assets	6.70%	7.20%
Other Data:		
Number of full service offices	2	2

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

Source: Georgetown Savings' prospectus.

EXHIBIT I-4
Georgetown Savings Bank
Investment Portfolio Composition

	At June 30,			
	2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Securities available for sale:				
U.S. Government and federal agency obligations	$ 3,002	$ 2,955	$ 4,503	$ 4,533
Other bonds and notes obligations	—	—	405	414
Mortgage-backed securities	7,257	7,149	1,327	1,347
Total debt securities	10,259	10,104	6,235	6,294
Bank Investment Fund One	199	195	209	199
Total securities available for sale	$ 10,458	$ 10,299	$ 6,444	$ 6,493
Securities held to maturity:				
U.S. Government and federal agency obligations	$ 750	$ 752	$ 950	$ 978
Other bonds and notes obligations	200	201	198	211
Mortgage-backed securities	2,732	2,776	3,027	3,175
Total securities held to maturity	$ 3,682	$ 3,729	$ 4,175	$ 4,364

Source: Georgetown Savings' prospectus.

EXHIBIT I-5
Georgetown Savings Bank
Yields and Costs

	At June 30, 2004		Fiscal Years Ended June 30,					
			2004			2003		
	Outstanding Balance	Weighted Average Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/Rate
					(Dollars in thousands)			
Interest-earning assets:								
Loans	$ 99,166	5.49%	$ 93,571	$ 5,148	5.50%	$ 80,595	$ 5,179	6.43%
Investment securities	15,530	3.33	15,261	517	3.39	13,139	677	5.15
Interest-earning deposits	1,475	0.88	1,904	21	1.10	4,370	67	1.53
Total interest-earning assets	116,171	5.14	110,736	5,686	5.13	98,104	5,923	6.04
Non-interest-earning assets	8,687		8,538	–		6,892	–	
Total assets	$ 124,858		$ 119,274	$ 5,686		$ 104,996	$ 5,923	
Interest-bearing liabilities:								
Savings deposits	21,866	0.30	$ 22,897	100	0.44	$ 19,750	199	1.01
NOW accounts	5,077	0.05	5,633	3	0.05	5,726	12	0.21
Money market accounts	16,075	1.30	14,852	167	1.12	13,279	230	1.73
Certificates of deposit	34,507	2.85	33,650	971	2.89	31,774	1,038	3.27
Total interest-bearing deposits	77,525	1.63	77,032	1,241	1.61	70,529	1,479	2.10
FHLB advances	27,352	3.29	23,432	845	3.61	17,683	862	4.87
Repurchase agreements	908	1.00	677	7	1.03	539	9	1.67
Total interest-bearing liabilities	$ 105,785	2.05	101,141	2,093	2.07	88,751	2,350	2.65
Non-interest-bearing liabilities:								
Demand Deposits	10,411		8,917			7,461		
Other non-interest-bearing liabilities	593		929			1,019		
Total liabilities	116,789		110,987			97,231		
Retained earnings	8,069		8,287			7,765		
Total liabilities and surplus	$ 124,858		$ 119,274			$ 104,996		
Net interest income				$ 3,593			$ 3,573	
Net interest rate spread (1)		3.09%			3.06%			3.39%
Net interest-earning assets (2)	$ 10,386		$ 9,595			$ 9,353		
Net interest margin (3)					3.24%			3.64%
Average of interest-earning assets to interest-bearing liabilities		109.82%			109.49%			110.54%

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: Georgetown Savings' prospectus.

EXHIBIT I-6
Georgetown Savings Bank
Loan Loss Allowance Activity

	At or For the Fiscal Years Ended June 30,	
	2004 (1)	2003 (1)
	(Dollars in thousands)	
Balance at beginning of year	$ 815	$ 770
Charge-offs:		
One-to four-family	—	—
Multi-family and commercial real estate	—	—
Construction	—	—
Home equity loans and lines of credit	—	—
Commercial	—	—
Consumer	1	4
Total charge-offs	1	4
Recoveries:		
One-to four-family	—	—
Multi-family commercial real estate	—	—
Construction	—	—
Home equity loans and lines of credit	—	—
Commercial	1	—
Consumer	1	1
Total recoveries	2	1
Net (charge-offs) recoveries	1	(3)
Provision for loan losses	60	48
Balance at end of year	$ 876	$ 815
Ratios:		
Net charge-offs to average loans outstanding (annualized)	—%	—%
Allowance for loan losses to non-performing loans at end of year	113.18	—
Allowance for loan losses to total loans at end of year	0.88	0.92

(1) Total loans, including net deferred loan costs, for the periods ended June 30, 2004 and 2003 were $99.2 million, and $88.8 million, respectively.

Source: Georgetown Savings' prospectus.

EXHIBIT I-7
Georgetown Savings Bank
Net Portfolio Value Analysis

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
		Amount	Percent	NPV Ratio (4)	Increase (Decrease) (basis points)
	(Dollars in thousands)				
+300	$ 5,209	$ (7,524)	(59.09)%	4.59%	(555bp)
+200	$ 7,751	$ (4,982)	(39.13)%	6.60%	(354bp)
+100	$ 10,310	$ (2,423)	(19.03)%	8.49%	(165bp)
0	$ 12,733	$ —	—	10.14%	—
-100	$ 14,175	$ 1,442	11.33%	11.00%	86bp

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

Source: Georgetown Savings' prospectus.

EXHIBIT I-8
Georgetown Savings Bank
Fixed Rate and Adjustable Rate Loans

	Due After June 30, 2005		
	Fixed	Adjustable	Total
		(In thousands)	
One-to four-family	$ 61,485	$ 18,432	$ 79,917
Multi-family and commercial real estate	3,931	4,203	8,134
Construction	2,203	1,598	3,801
Home equity loans and lines of credit	160	5,367	5,527
Commercial	410	—	410
Consumer	140	50	190
Total loans	$ 68,329	$ 29,650	$ 97,979

Source: Georgetown Savings' prospectus.

EXHIBIT I-9
Georgetown Savings Bank
Loan Portfolio Composition

	At June 30,			
	2004		2003	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Mortgage loans:				
One-to four-family	$ 79,923	80.60%	$ 71,482	80.52%
Multi-family and commercial real estate	8,134	8.20	8,170	9.20
Construction	4,062	4.10	2,709	3.05
Home equity loans and lines of credit	5,538	5.58	5,073	5.71
Commercial	1,059	1.07	932	1.05
Consumer	450	0.45	417	0.47
Total loans	99,166	100.00%	88,783	100.00%
Other items:				
Deferred loan origination costs	259		244	
Deferred loan origination fees	(192)		(183)	
Allowance for loan losses	(876)		(815)	
Total loans, net	$ 98,357		$ 88,029	

Source: Georgetown Savings' prospectus.

EXHIBIT I-10
Georgetown Savings Bank
Contractual Maturity By Loan Type

	One-to Four-Family		Multi-family and Commercial Real Estate		Construction		Home Equity Loans and Lines of Credit		Commercial		Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
							(Dollars in thousands)							
Due During the Years Ending June 30,														
2005	$ 6	7.52%	$ —	—%	$ 261	8.07%	$ 11	9.14%	$ 649	6.22%	$ 260	6.62%	$ 1,187	6.75%
2006	87	7.94	22	6.75	—	—	7	7.38	17	8.65	50	11.69	183	8.86
2007	208	6.34	43	10.25	—	—	16	7.25	31	5.75	107	10.84	405	7.94
2008 to 2009	453	6.31	65	7.75	35	7.50	31	6.50	307	8.12	33	6.96	924	7.09
2010 to 2014	11,067	5.11	1,552	7.30	—	—	120	5.87	55	9.25	—	—	12,794	5.40
2015 to 2019	26,571	5.20	1,471	7.36	391	5.38	412	4.49	—	—	—	—	28,845	5.30
2019 and beyond	41,531	5.48	4,981	7.43	3,375	5.09	4,941	4.26	—	—	—	—	54,828	5.52
Total	$ 79,923	5.34%	$ 8,134	7.41%	$ 4,062	5.33%	$ 5,538	4.33%	$ 1,059	6.96%	$ 450	8.21%	$ 99,166	5.49%

Source: Georgetown Savings' prospectus.

EXHIBIT I-11
Georgetown Savings Bank
Loan Originations, Purchases and Sales

	Fiscal Years Ended June 30,	
	2004	2003
	(In thousands)	
Total loans at beginning of year	$ 88,783	$ 78,141
Loans originated:		
One-to four-family	26,216	42,768
Multi-family and commercial real estate	438	2,921
Construction	5,974	287
Home equity loans and lines of credit	5,103	3,929
Commercial	315	158
Consumer	325	139
Total loans originated	38,371	50,202
Deduct:		
Principal repayments	(27,988)	(38,490)
Loan sales	—	(1,070)
Net loan activity	10,383	10,642
Total loans at end of year	$ 99,166	$ 88,783

Source: Georgetown Savings' prospectus.

EXHIBIT I-12
Georgetown Savings Bank
Non-Performing Assets

	At June 30, 2004	At June 30, 2003
	(Dollars in thousands)	
Non-accrual loans:		
One-to four-family	$ 235	$ —
Multi-family and commercial real estate	435	—
Construction	37	—
Home equity loans and lines of credit	—	—
Commercial	67	—
Consumer	—	—
Total non-accrual loans	$ 774	$ —
Loans greater than 90 days delinquent and still accruing:		
One-to four-family	$ —	$ —
Multi-family and commercial real estate	—	—
Construction	—	—
Home equity loans and lines of credit	—	—
Commercial	—	—
Consumer	—	—
Total loans 90 days and still accruing	$ —	$ —
Total non-performing loans	$ 774	$ —
Real estate owned:		
One-to four-family	$ —	$ —
Multi-family and commercial real estate	—	—
Construction	—	—
Home equity loans and lines of credit	—	—
Commercial	—	—
Consumer	—	—
Total real estate owned	$ —	$ —
Total non-performing assets	$ 774	$ —
Ratios:		
Non-performing loans to total loans	0.78%	—%
Non-performing assets to total assets	0.62%	—%

Source: Georgetown Savings' prospectus.

EXHIBIT I-13
Georgetown Savings Bank
Deposit Composition

	At June 30,					
	2004			2003		
	Actual Balance	Percent	Weighted Average Rate	Actual Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Demand deposits	$ 10,411	11.84%	—%	$ 9,256	11.11%	—%
NOW deposits	5,077	5.77	0.05	6,591	7.91	0.25
Money market deposits	16,075	18.28	1.30	14,125	16.95	1.41
Regular and other savings	21,866	24.87	0.30	20,638	24.77	0.84
Total transaction accounts	53,429	60.76		50,610	60.74	
Certificates of deposit	34,507	39.24	2.85	32,715	39.26	2.89
Total deposits	$ 87,936	100.00%	1.43%	$ 83,325	100.00%	1.60%

Source: Georgetown Savings' prospectus.

EXHIBIT I-14
Georgetown Savings Bank
Maturity of Time Deposits

	June 30, 2005	June 30, 2006	June 30, 2007	June 30, 2008	After June 30, 2009	Total
			(In thousands)			
Interest Rate						
Less than 2%..........	$ 7,774	$ 1,715	$ 143	$ 234	$ —	$ 9,866
2.00% -2.99%........	6,456	1,502	1,197	571	49	9,775
3.00% -3.99%........	709	2,031	4,012	520	2,003	9,275
4.00% -4.99%........	777	306	665	300	—	2,048
5.00% -5.99%........	127	234	2,435	—	—	2,796
6.00% -6.99%	442	—	—	—	305	747
Total.......................	$ 16,285	$ 5,788	$ 8,452	$ 1,625	$ 2,357	$ 34,507

Source: Georgetown Savings' prospectus.

I-15

Georgetown Savings Bank

Borrowing Activity

	At or For the Fiscal Years Ended June 30,			
	Long-Term Borrowings		Short-Term Borrowings(1)	
	2004	2003	2004	2003
	(Dollars in thousands)			
Balance at end of year	$ 21,012	$ 18,054	$ 6,340	$ 4,000
Average balance during year	18,700	17,337	4,732	346
Maximum outstanding at any month end	21,012	18,054	6,340	4,000
Weighted average interest rate at end of year	3.87%	4.33%	1.36%	1.26%
Average interest rate during year	4.21%	4.95%	1.23%	1.16%

(1) Represents short-term borrowings of less than one year.

Source: Georgetown Savings' prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Owned or Leased	Year Acquired or Leased	Square Footage	Net Book Value of Real Property
				(In thousands)
Main Office: 2 East Main Street Georgetown, MA 01833	Own	2003(1)	14,400	$ 3,424
Branch Office: 303 Haverhill Street Rowley, MA 01969	Leased(2)	1999	3,500	$ 593
Other Property (3): 8 Prospect Street Georgetown, MA 01833	Own	1997	1,000	$ 106

(1) In 2003, Georgetown Savings Bank constructed a new main office upon this property which it has owned since 1985.
(2) Georgetown Savings Bank owns the building but leases the land. The lease has a term of 40 years with an option to renew for an additional 10 years.
(3) This property was acquired in foreclosure and is available for use for banking purposes.

Source: Georgetown Savings' prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
As of September 3, 2004		4.50%	1.62%	2.06%	4.24%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3
Market Area Demographic Data

Demographic Totals by State: United States

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	281,421,906	292,936,668	307,115,866	4.09	4.84
0-14 Age Group (%):	21	21	20	0.87	1.19
15-34 Age Group (%):	28	28	27	2.96	3.67
35-54 Age Group (%):	29	29	29	3.87	3.08
55+ Age Group (%):	21	22	24	9.19	12.07
Total Households:	105,480,101	109,949,228	115,473,567	4.24	5.02
$0-24K Households (%):	29	26	23	-5.71	-7.50
$25-50K Households (%):	29	28	26	-1.77	-1.44
$50K+ Households (%):	42	46	51	15.09	15.88
Average Household Income:	56,644	63,301	71,731	11.75	13.32
Median Household Income:	42,729	46,475	51,597	8.77	11.02
Per Capita Income:	21,587	24,092	27,309	11.60	13.35

Demographic Totals by State: Massachusetts

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	6,349,097	6,447,064	6,544,591	1.54	1.51
0-14 Age Group (%):	20	19	18	-4.44	-2.32
15-34 Age Group (%):	28	27	27	0.00	0.16
35-54 Age Group (%):	31	31	30	2.76	-0.14
55+ Age Group (%):	22	23	25	7.14	8.32
Total Households:	2,443,580	2,495,437	2,551,082	2.12	2.23
$0-24K Households (%):	25	22	19	-7.54	-10.85
$25-50K Households (%):	25	22	20	-7.81	-7.47
$50K+ Households (%):	51	55	60	11.61	11.43
Average Household Income:	66,365	76,076	88,015	14.63	15.69
Median Household Income:	50,707	57,033	64,912	12.48	13.81
Per Capita Income:	25,952	29,837	34,701	14.97	16.30

Demographic Totals by County: Essex, MA

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	723,419	739,415	756,510	2.21	2.31
0-14 Age Group (%):	21	20	19	-3.65	-1.58
15-34 Age Group (%):	25	25	24	2.62	1.20
35-54 Age Group (%):	32	32	31	2.06	0.51
55+ Age Group (%):	23	24	25	7.49	9.14
Total Households:	275,419	282,223	289,656	2.47	2.63
$0-24K Households (%):	24	22	19	-7.53	-11.04
$25-50K Households (%):	24	22	19	-8.25	-7.50
$50K+ Households (%):	52	57	62	12.14	11.76
Average Household Income:	68,548	78,736	91,528	14.86	16.25
Median Household Income:	52,220	58,988	67,371	12.96	14.21
Per Capita Income:	26,358	30,342	35,349	15.11	16.50

EXHIBIT II-4
Market Area Economic Data

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Essex, Massachusetts [25009]

Item	1996	1997	1998	1999	2000
Income by place of residence ($000)					
Personal income	19,986,091	21,328,985	22,916,877	24,212,396	27,301,506
Population (persons) 2/	697,136	705,491	713,330	718,629	725,433
Per capita personal income (dollars) 2/	28,669	30,233	32,127	33,692	37,635
Derivation of personal income ($000)					
Earnings by place of work	12,166,824	12,785,017	13,604,247	14,714,109	16,385,591
less: Contributions for government social insurance 3/	1,330,294	1,406,275	1,477,142	1,594,362	1,759,734
plus: Adjustment for residence 4/	2,821,755	3,294,802	3,740,326	3,929,612	4,774,506
equals: Net earnings by place of residence	13,658,285	14,673,544	15,867,431	17,049,359	19,400,363
plus: Dividends, interest, and rent 5/	3,568,491	3,776,509	4,138,395	4,158,609	4,722,188
plus: Personal current transfer receipts	2,759,315	2,878,932	2,911,051	3,004,428	3,178,955
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	9,060,351	9,635,278	10,220,489	11,219,507	12,513,131
Supplements to wages and salaries	1,865,133	1,893,655	1,985,531	2,172,206	2,417,050
Proprietors' income 6/	1,241,340	1,256,084	1,398,227	1,322,396	1,455,410
Farm proprietors' income	5,745	4,505	2,331	3,420	2,411
Nonfarm proprietors' income	1,235,595	1,251,579	1,395,896	1,318,976	1,452,999
Earnings by industry					
Farm earnings	12,569	12,105	10,483	11,043	11,304
Nonfarm earnings	12,154,255	12,772,912	13,593,764	14,703,066	16,374,287
Private earnings	10,707,261	11,251,593	12,005,171	12,984,381	14,538,543
Agricultural services, forestry, fishing & other 7/	69,986	75,720	83,876	91,049	102,660
Agricultural services	53,860	59,505	66,600	73,590	85,542
Forestry, fishing, and other 7/	16,126	16,215	17,276	17,459	17,118
Forestry	(L)	(L)	168	254	336
Fishing	16,146	16,212	17,108	17,205	16,782
Other 7/	0	0	0	0	0
Mining	2,598	3,524	4,357	8,097	8,177
Metal mining	0	0	0	0	0
Coal mining	(L)	(L)	(L)	(L)	(L)
Oil and gas extraction	562	1,348	1,635	2,312	2,862
Nonmetallic minerals, except fuels	2,035	2,174	2,716	5,783	5,312
Construction	572,941	633,802	721,976	797,710	852,669
General building contractors	118,508	127,957	135,248	158,740	171,908
Heavy construction contractors	55,048	61,264	64,861	70,268	79,735
Special trade contractors	399,385	444,581	521,867	568,702	601,026
Manufacturing	3,470,275	3,585,133	3,709,003	3,929,259	4,251,889
Durable goods	2,523,433	2,583,484	2,680,763	2,934,691	3,202,726
Lumber and wood products	16,021	17,929	16,932	13,886	13,319
Furniture and fixtures	6,841	7,089	(D)	(D)	14,714
Stone, clay, and glass products	14,791	14,342	16,308	18,336	22,617
Primary metal industries	25,291	25,532	28,523	20,063	(D)
Fabricated metal products	149,274	160,183	148,845	165,061	192,886
Industrial machinery and equipment	423,208	456,695	478,905	451,579	538,101
Electronic and other electric equipment	899,273	934,086	976,867	1,140,576	1,180,336
Motor vehicles and equipment	3,466	3,301	(D)	(D)	(D)
Other transportation equipment	610,269	606,347	593,759	661,552	(D)
Instruments and related products	355,564	337,332	390,001	436,979	539,699
Miscellaneous manufacturing industries	19,435	20,648	18,702	13,353	14,922
Ordnance 9/	(N)	(N)	(N)	(N)	(N)
Nondurable goods	946,842	1,001,649	1,028,240	994,568	1,049,163
Food and kindred products	122,814	122,984	137,730	154,625	153,275
Tobacco products	976	1,147	1,519	1,004	2,610
Textile mill products	(D)	(D)	(D)	89,511	90,049
Apparel and other textile products	(D)	(D)	(D)	(D)	(D)
Paper and allied products	70,762	73,044	79,692	84,532	82,495
Printing and publishing	213,379	218,847	233,911	230,106	267,345
Chemicals and allied products	199,243	225,373	234,804	187,816	204,475
Petroleum and coal products	31,358	33,837	32,281	(D)	(D)
Rubber and miscellaneous plastics products	126,065	128,356	134,017	158,376	166,951
Leather and leather products	50,217	52,593	49,956	41,910	37,595
Transportation and public utilities	468,491	522,221	571,809	625,321	691,708
Railroad transportation	8,113	8,561	9,872	10,841	10,938
Trucking and warehousing	63,298	78,581	99,027	111,436	124,409

(thousands of dollars)

sex, Massachusetts [25009]

Item	1996	1997	1998	1999	2000
Water transportation	12,573	12,157	13,560	21,194	20,357
Other transportation	93,295	106,972	111,577	113,771	129,999
Local and interurban passenger transit	42,817	48,698	52,911	55,055	60,309
Transportation by air	25,290	27,435	26,656	26,513	29,532
Pipelines, except natural gas	0	0	0	0	0
Transportation services	25,188	30,839	32,010	32,203	40,159
Communications	118,771	117,953	134,779	167,626	209,140
Electric, gas, and sanitary services	172,441	197,997	202,994	200,453	196,865
Wholesale trade	889,092	908,243	938,843	1,012,419	1,154,822
Retail trade	1,266,245	1,231,297	1,307,655	1,369,933	1,555,338
Building materials and garden equipment	54,696	63,204	66,379	69,252	83,641
General merchandise stores	95,769	85,058	92,748	96,652	107,639
Food stores	159,475	172,007	181,952	193,107	212,797
Automotive dealers and service stations	181,600	187,373	200,381	224,114	250,377
Apparel and accessory stores	122,672	60,868	67,645	65,991	75,757
Home furniture and furnishings stores	46,715	52,621	58,946	69,047	76,995
Eating and drinking places	303,493	318,084	338,364	353,318	382,451
Miscellaneous retail	301,825	292,082	301,240	298,452	365,691
Finance, insurance, and real estate	593,541	663,097	771,565	934,414	1,026,758
Depository and nondepository institutions	193,501	212,923	248,826	249,611	244,563
Other finance, insurance, and real estate	400,040	450,174	522,739	684,803	782,195
Security and commodity brokers	36,472	42,393	113,176	129,361	256,432
Insurance carriers	96,301	92,854	97,700	116,642	124,161
Insurance agents, brokers, and services	97,279	97,918	104,319	105,927	101,980
Real estate	101,063	141,048	141,425	136,821	133,359
Combined real estate, insurance, etc. 10/	(N)	(N)	(N)	(N)	(N)
Holding and other investment offices	68,925	75,961	66,119	196,052	166,263
Services	3,374,092	3,628,556	3,896,087	4,216,179	4,894,522
Hotels and other lodging places	46,086	45,520	56,912	75,286	79,576
Personal services	105,698	111,906	110,330	113,276	117,734
Private households	28,997	29,168	34,145	31,315	33,756
Business services	650,333	723,808	815,670	1,082,400	1,460,810
Automotive repair, services, and parking	75,543	82,548	94,374	100,518	115,070
Miscellaneous repair services	38,154	40,739	43,318	44,002	50,880
Amusement and recreation services	72,511	74,428	82,965	89,256	96,788
Motion pictures	15,631	14,660	15,761	16,992	20,195
Health services	1,265,121	1,308,567	1,348,746	1,341,936	1,456,917
Legal services	228,031	167,519	215,514	221,337	239,215
Educational services	150,905	160,889	178,819	191,466	207,228
Social services 11/	165,952	178,667	190,287	213,236	234,018
Museums, botanical, zoological gardens	6,364	6,945	7,710	8,738	9,689
Membership organizations	86,667	93,750	105,929	115,137	129,346
Engineering and management services 12/	407,492	555,864	558,095	539,613	612,158
Miscellaneous services	30,607	33,578	37,512	31,671	31,142
Government and government enterprises	1,446,994	1,521,319	1,588,593	1,718,685	1,835,744
Federal, civilian	227,565	233,513	232,979	247,588	261,709
Military	35,170	34,282	34,029	34,757	37,038
State and local	1,184,259	1,253,524	1,321,585	1,436,340	1,536,997
State government	194,130	199,868	203,340	217,938	265,138
Local government	990,129	1,053,656	1,118,245	1,218,402	1,271,859

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Essex, Massachusetts [25009]

Item	2001	2002
Income by place of residence ($000)		
Personal income	28,150,022	28,203,502
Population (persons) 2/	732,343	736,219
Per capita personal income (dollars)	38,438	38,309
Derivation of personal income ($000)		
Earnings by place of work	16,590,430	16,516,885
less: Contributions for government social insurance 3/	1,770,725	1,775,015
plus: Adjustment for residence 4/	4,976,813	4,702,721
equals: Net earnings by place of residence	19,796,518	19,444,591
plus: Dividends, interest, and rent 5/	4,869,032	4,904,366
plus: Personal current transfer receipts	3,484,472	3,854,545
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	12,585,313	12,409,741
Supplements to wages and salaries	2,433,248	2,476,094
Proprietors' income 6/	1,571,869	1,631,050
Farm proprietors' income	1,364	1,199
Nonfarm proprietors' income	1,570,505	1,629,851
Earnings by industry		
Farm earnings	10,687	10,590
Nonfarm earnings	16,579,743	16,506,295
Private earnings	14,671,768	14,527,204
Forestry, fishing, related activities, and other 7/	40,717	44,178
Forestry and logging	1,715	1,721
Fishing, hunting, and trapping	26,970	30,196
Agriculture and forestry support activities	12,032	12,261
Other 8/	0	0
Mining	6,396	8,668
Oil and gas extraction	1,087	1,003
Mining (except oil and gas)	5,304	(D)
Support activities for mining	(L)	(D)
Utilities	78,737	73,995
Construction	990,061	1,084,111
Construction of buildings	257,879	275,076
Heavy and civil engineering construction	124,615	143,144
Specialty trade contractors	607,567	665,891
Manufacturing	3,933,013	3,646,009
Durable goods manufacturing	3,077,422	(D)
Wood product manufacturing	10,143	9,057
Nonmetallic mineral product manufacturing	21,313	19,559
Primary metal manufacturing	8,034	(D)
Fabricated metal product manufacturing	280,758	243,138
Machinery manufacturing	303,491	262,384
Computer and electronic product manufacturing	1,369,722	1,139,112
Electrical equipment and appliance manufacturing	194,198	175,694
Motor vehicle manufacturing	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)
Furniture and related product manufacturing	21,646	21,233
Miscellaneous manufacturing	150,587	156,590
Nondurable goods manufacturing	855,591	(D)
Food manufacturing	166,206	176,872
Beverage and tobacco product manufacturing	(D)	4,805
Textile mills	74,666	60,865
Textile product mills	8,185	6,286
Apparel manufacturing	10,246	10,246
Leather and allied product manufacturing	70,059	68,234
Paper manufacturing	81,044	78,822
Printing and related support activities	92,004	75,895
Petroleum and coal products manufacturing	(D)	(D)
Chemical manufacturing	237,825	264,389
Plastics and rubber products manufacturing	101,386	108,385
Wholesale trade	975,344	895,790
Retail Trade	1,234,082	1,262,090
Motor vehicle and parts dealers	246,807	254,754
Furniture and home furnishings stores	61,410	66,310
Electronics and appliance stores	42,679	37,123
Building material and garden supply stores	114,507	114,701

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Essex, Massachusetts [25009]

Item	2001	2002
Food and beverage stores	230,927	241,647
Health and personal care stores	78,931	86,296
Gasoline stations	31,402	30,480
Clothing and clothing accessories stores	105,894	106,301
Sporting goods, hobby, book and music stores	54,773	57,727
General merchandise stores	114,081	117,809
Miscellaneous store retailers	74,306	78,841
Nonstore retailers	78,365	70,101
Transportation and warehousing	212,148	207,539
Air transportation	872	(D)
Rail transportation	10,957	10,828
Water transportation	1,077	(D)
Truck transportation	74,232	69,277
Transit and ground passenger transportation	34,535	36,691
Pipeline transportation	9,436	3,284
Scenic and sightseeing transportation	2,754	3,171
Support activities for transportation	24,001	30,417
Couriers and messengers	25,085	25,985
Warehousing and storage	29,199	26,165
Information	640,225	575,001
Publishing industries, except Internet	324,791	285,799
Motion picture and sound recording industries	14,930	11,963
Broadcasting, except Internet	11,928	12,206
Internet publishing and broadcasts	11,542	9,886
Telecommunications	189,788	185,691
ISPs, search portals, and data processing	86,164	68,241
Other information services	1,082	1,215
Finance and insurance	654,940	717,540
Monetary authorities - central bank	0	0
Credit intermediation and related activities	235,124	286,422
Securities, commodity contracts, investments	163,376	160,391
Insurance carriers and related activities	239,136	253,767
Funds, trusts, and other financial vehicles	17,304	16,960
Real estate and rental and leasing	236,892	258,779
Real estate	181,859	201,044
Rental and leasing services	(D)	(D)
Lessors of nonfinancial intangible assets	(D)	(D)
Professional and technical services	1,638,153	1,619,299
Management of companies and enterprises	309,686	238,592
Administrative and waste services	626,260	600,899
Administrative and support services	543,289	518,839
Waste management and remediation services	82,971	82,060
Educational services	220,422	240,356
Health care and social assistance	1,808,027	1,940,836
Amubulatory health care services	887,554	916,388
Hospitals	387,198	455,190
Nursing and residential care facilities	356,691	386,173
Social assistance	176,584	183,085
Arts, entertainment, and recreation	140,124	147,365
Performing arts and spectator sports	18,958	19,538
Museums, historical sites, zoos, and parks	14,678	16,043
Amusement, gambling, and recreation	106,488	111,784
Accommodation and food services	452,477	460,236
Accommodation	69,278	64,672
Food services and drinking places	383,199	395,564
Other services, except public administration	474,064	505,921
Repair and maintenance	147,506	153,251
Personal and laundry services	113,763	120,795
Membership associations and organizations	158,845	174,971
Private households	53,950	56,904
Government and government enterprises	1,907,975	1,979,091
Federal, civilian	281,358	272,995
Military	36,178	32,651
State and local	1,590,439	1,673,445
State government	301,325	329,842
Local government	1,289,114	1,343,603

See footnotes at end of table.

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings for 2001-2002 are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2001-2002 reflect county population estimates available as of April 2004.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than $50,000, but the estimates for this item are included in the totals.

(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Essex, Massachusetts [25009]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	362,014	365,833	374,578	381,868	392,293
By type					
Wage and salary employment	299,911	301,793	310,722	316,638	324,470
Proprietors employment	62,103	64,040	63,856	65,230	67,823
Farm proprietors employment	391	395	402	406	407
Nonfarm proprietors employment 2/	61,712	63,645	63,454	64,824	67,416
By industry					
Farm employment	819	837	855	837	901
Nonfarm employment	361,195	364,996	373,723	381,031	391,392
Private employment	322,313	326,136	334,090	340,446	349,961
Agricultural services, forestry, fishing & other 3/	4,467	4,548	4,519	4,342	4,424
Mining	176	179	194	238	209
Construction	17,038	17,731	18,534	19,756	20,168
Manufacturing	66,128	66,199	65,790	64,020	65,369
Transportation and public utilities	11,282	11,482	12,046	12,626	13,012
Wholesale trade	16,680	16,655	16,552	16,859	16,821
Retail trade	64,645	63,095	63,496	65,309	66,444
Finance, insurance, and real estate	20,446	21,056	24,130	25,186	26,863
Services	121,451	125,191	128,829	132,110	136,651
Government and government enterprises	38,882	38,860	39,633	40,585	41,431
Federal, civilian	4,421	4,324	4,438	4,362	4,614
Military	2,548	2,438	2,347	2,290	2,295
State and local	31,913	32,098	32,848	33,933	34,522
State government	5,764	5,602	5,662	5,832	6,553
Local government	26,149	26,496	27,186	28,101	27,969

See footnotes at end of table.

Footnotes for Table CA25 (SIC)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 1969-74 based on 1967 Standard Industrial Classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. The estimates for 1988-2000 are based on the 1987 SIC.

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

5/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

6/ Estimates for 1979 forward reflect Alaska Census Areas as defined by the Census Bureau; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

7/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Essex, Massachusetts [25009]

Item	2001	2002
Employment by place of work		
Total employment	396,886	394,659
By type		
Wage and salary employment	325,308	319,205
Proprietors employment	71,578	75,454
Farm proprietors employment	397	397
Nonfarm proprietors employment 2/	71,181	75,057
By industry		
Farm employment	886	915
Nonfarm employment	396,000	393,744
Private employment	353,876	351,353
Forestry, fishing, related activities, and other 3/	1,843	1,833
Mining	240	270
Utilities	986	934
Construction	21,230	22,395
Manufacturing	58,880	51,646
Wholesale trade	13,997	13,325
Retail Trade	46,322	46,106
Transportation and warehousing	7,157	7,064
Information	9,817	9,079
Finance and insurance	13,709	14,548
Real estate and rental and leasing	12,098	14,398
Professional and technical services	28,740	29,213
Management of companies and enterprises	5,046	4,268
Administrative and waste services	20,948	19,915
Educational services	8,334	8,550
Health care and social assistance	49,159	51,011
Arts, entertainment, and recreation	9,187	9,730
Accommodation and food services	25,182	25,443
Other services, except public administration	21,001	21,625
Government and government enterprises	42,124	42,391
Federal, civilian	4,467	4,120
Military	2,082	1,767
State and local	35,575	36,504
State government	7,362	8,105
Local government	28,213	28,399

See footnotes at end of table.
Table CA25N

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 2001-2002 are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

Essex, Massachusetts [25009]

Item	1998	1999	2000	2001	2002
Place of residence profile					
Personal income (thousands of dollars)	22,916,877	24,212,396	27,301,506	28,150,022	28,203,502
Derivation of personal income					
Net earnings 1/	15,867,431	17,049,359	19,400,363	19,796,518	19,444,591
Personal current transfer receipts	2,911,051	3,004,428	3,178,955	3,484,472	3,854,545
Income maintenance 2/	252,639	261,832	268,081	277,026	294,792
Unemployment insurance benefit payments	93,189	103,728	92,918	174,561	336,759
Retirement and other	2,565,223	2,638,868	2,817,956	3,032,885	3,222,994
Dividends, interest, and rent	4,138,395	4,158,609	4,722,188	4,869,032	4,904,366
Population (persons) 3/	713,330	718,629	725,433	732,343	736,219
Per capita incomes (dollars) 4/					
Per capita personal income	32,127	33,692	37,635	38,438	38,309
Per capita net earnings	22,244	23,725	26,743	27,032	26,411
Per capita personal current transfer receipts	4,081	4,181	4,382	4,758	5,236
Per capita income maintenance	354	364	370	378	400
Per capita unemployment insurance benefits	131	144	128	238	457
Per capita retirement and other	3,596	3,672	3,885	4,141	4,378
Per capita dividends, interest, and rent	5,802	5,787	6,509	6,649	6,662
Place of work profile					
Earnings by place of work ($000)	13,604,247	14,714,109	16,385,591	16,590,430	16,516,885
Wage and salary disbursements	10,220,489	11,219,507	12,513,131	12,585,313	12,409,741
Supplements to wages and salaries	1,985,531	2,172,206	2,417,050	2,433,248	2,476,094
Employer contrib. for employee pens.& insur. funds	1,254,198	1,380,294	1,534,508	1,554,185	1,602,699
Employer contrib. for government social insurance	731,333	791,912	882,542	879,063	873,395
Proprietors' income	1,398,227	1,322,396	1,455,410	1,571,869	1,631,050
Nonfarm proprietors' income	1,395,896	1,318,976	1,452,999	1,570,505	1,629,851
Farm proprietors' income	2,331	3,420	2,411	1,364	1,199
Total full-time and part-time employment	374,578	381,868	392,293	396,886	394,659
Wage and salary jobs	310,722	316,638	324,470	325,308	319,205
Number of proprietors	63,856	65,230	67,823	71,578	75,454
Number of nonfarm proprietors 5/	63,454	64,824	67,416	71,181	75,057
Number of farm proprietors	402	406	407	397	397
Average earnings per job (dollars)	36,319	38,532	41,769	41,801	41,851
Average wage and salary disbursements	32,893	35,433	38,565	38,687	38,877
Average nonfarm proprietors' income	21,999	20,347	21,553	22,064	21,715

See footnotes at end of table.

Footnotes for Table CA30
Regional Economic Profiles

1/ Total earnings less contributions for government social insurance adjusted to place of residence.

2/ Consists largely of supplemental security income payments, family assistance, general assistance payments, food stamp payments, and other assistance payments, including emergency assistance.

3/ Census Bureau midyear population estimates. Estimates for 2000-2002 reflect county population estimates available as of April 2004.

4/ Type of income divided by population yields a per capita measure for that type of income.

5/ Excludes limited partners.

6/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

7/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

8/ Estimates for 1979 forward reflect Alaska Census Areas as defined by the Census Bureau; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

9/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

10/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

(L) Less than $50,000 or less than 10 jobs, as appropriate, but the estimates for this item are included in the totals.

(N) Data not available for this year.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Massachusetts state total [25000]

Item	1996	1997	1998	1999
Income by place of residence ($000)				
Personal income	178,796,797	189,884,749	203,986,701	216,220,842
Population (persons) 2/	6,179,756	6,226,058	6,271,838	6,317,345
Per capita personal income (dollars) 2/	28,933	30,498	32,524	34,227
Derivation of personal income ($000)				
Earnings by place of work	140,539,717	149,618,615	161,616,961	175,126,659
less: Contributions for government social insurance 3/	15,028,922	16,163,572	17,278,505	18,591,961
plus: Adjustment for residence 4/	-3,152,798	-3,428,308	-3,655,862	-4,246,912
equals: Net earnings by place of residence	122,357,997	130,026,735	140,682,594	152,287,786
plus: Dividends, interest, and rent 5/	32,041,635	34,439,085	37,686,210	37,540,072
plus: Personal current transfer receipts	24,397,165	25,418,929	25,617,897	26,392,984
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	105,573,037	113,579,100	123,054,121	134,045,007
Supplements to wages and salaries	20,871,099	21,502,804	22,873,152	24,765,364
Proprietors' income 6/	14,095,581	14,536,711	15,689,688	16,316,288
Farm proprietors' income	68,997	65,572	2,341	9,764
Nonfarm proprietors' income	14,026,584	14,471,139	15,687,347	16,306,524
Earnings by industry				
Farm earnings	168,526	169,456	107,213	105,958
Nonfarm earnings	140,371,191	149,449,159	161,509,748	175,020,701
Private earnings	122,290,115	130,777,856	142,197,961	154,548,583
Agricultural services, forestry, fishing & other 7/	643,295	710,968	768,775	870,690
Agricultural services	535,778	597,995	653,758	738,706
Forestry, fishing, and other 7/	107,517	112,973	115,017	131,984
Forestry	552	998	4,241	6,115
Fishing	106,965	111,975	110,776	125,869
Other 7/	0	0	0	0
Mining	74,585	92,694	110,401	136,097
Metal mining	(L)	(L)	251	(D)
Coal mining	5,799	7,560	15,186	11,461
Oil and gas extraction	15,195	23,235	27,659	(D)
Nonmetallic minerals, except fuels	53,614	61,939	67,305	79,947
Construction	6,251,535	6,889,257	7,839,485	8,886,469
General building contractors	1,347,014	1,513,860	1,658,514	1,841,684
Heavy construction contractors	716,397	774,070	870,726	1,039,432
Special trade contractors	4,188,124	4,601,327	5,310,245	6,005,353
Manufacturing	24,027,137	25,266,935	26,378,032	27,798,216
Durable goods	16,202,077	17,033,061	17,749,124	18,777,172
Lumber and wood products	168,870	181,659	173,978	180,517
Furniture and fixtures	174,635	185,631	195,081	211,139
Stone, clay, and glass products	397,170	424,887	453,889	476,351
Primary metal industries	494,963	520,254	511,975	542,002
Fabricated metal products	1,948,109	2,102,839	2,041,628	2,114,463
Industrial machinery and equipment	4,103,081	4,330,733	4,731,409	4,521,173
Electronic and other electric equipment	3,635,252	3,825,116	3,915,472	4,645,754
Motor vehicles and equipment	73,729	77,468	89,923	76,983
Other transportation equipment	1,104,039	1,148,991	1,157,591	1,279,978
Instruments and related products	3,335,193	3,451,700	3,694,799	3,925,902
Miscellaneous manufacturing industries	767,036	783,783	783,379	802,910
Ordnance 9/	(N)	(N)	(N)	(N)
Nondurable goods	7,825,060	8,233,874	8,628,908	9,021,044
Food and kindred products	893,687	927,835	971,200	1,002,330
Tobacco products	976	1,147	1,519	1,004
Textile mill products	641,334	683,609	686,655	625,914
Apparel and other textile products	403,438	400,189	377,814	344,604
Paper and allied products	941,210	968,774	998,513	1,026,923
Printing and publishing	2,386,780	2,467,174	2,611,553	2,828,107
Chemicals and allied products	1,205,328	1,336,985	1,464,935	1,692,561
Petroleum and coal products	111,995	119,817	118,424	96,484
Rubber and miscellaneous plastics products	1,105,300	1,197,481	1,282,852	1,304,855
Leather and leather products	135,012	130,863	115,443	98,262
Transportation and public utilities	7,345,519	7,491,370	7,952,305	8,542,431
Railroad transportation	(D)	192,604	225,857	246,115
Trucking and warehousing	1,039,499	1,136,856	1,250,480	1,327,660

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Massachusetts state total [25000]

Item	1996	1997	1998	1999
Water transportation	122,238	(D)	(D)	(D)
Other transportation	(D)	(D)	(D)	(D)
Local and interurban passenger transit	536,310	587,989	646,784	712,116
Transportation by air	921,373	939,526	998,711	1,088,966
Pipelines, except natural gas	(D)	(D)	(D)	(D)
Transportation services	500,537	534,027	549,038	564,341
Communications	1,842,619	1,847,985	2,040,303	2,305,427
Electric, gas, and sanitary services	2,205,807	2,128,124	2,108,011	2,167,724
Wholesale trade	9,328,701	9,957,400	11,031,367	12,377,545
Retail trade	12,039,781	12,392,884	13,397,000	14,230,805
Building materials and garden equipment	565,137	603,436	644,333	725,907
General merchandise stores	969,456	917,898	989,394	1,025,991
Food stores	1,952,483	1,950,998	2,041,579	2,180,806
Automotive dealers and service stations	1,527,499	1,619,036	1,719,467	1,846,116
Apparel and accessory stores	835,195	867,934	969,676	1,027,521
Home furniture and furnishings stores	648,346	704,761	761,945	882,706
Eating and drinking places	2,920,087	3,076,890	3,312,604	3,543,220
Miscellaneous retail	2,621,578	2,651,931	2,958,002	2,998,538
Finance, insurance, and real estate	14,384,253	15,982,218	17,965,738	21,115,160
Depository and nondepository institutions	3,375,744	3,815,664	4,277,816	4,765,467
Other finance, insurance, and real estate	11,008,509	12,166,554	13,687,922	16,349,693
Security and commodity brokers	4,244,365	4,698,815	5,703,069	6,913,929
Insurance carriers	2,744,245	2,839,323	2,990,855	3,284,945
Insurance agents, brokers, and services	1,250,435	1,249,407	1,335,440	1,380,696
Real estate	1,740,838	2,196,711	2,481,349	2,949,116
Combined real estate, insurance, etc. 10/	(N)	(N)	(N)	(N)
Holding and other investment offices	1,028,626	1,182,298	1,177,209	1,821,007
Services	48,195,309	51,994,130	56,754,858	60,591,170
Hotels and other lodging places	913,254	950,790	1,130,793	1,151,721
Personal services	1,068,605	1,211,954	1,155,849	1,226,411
Private households	256,740	261,695	310,752	288,844
Business services	10,284,855	12,065,242	13,840,087	15,495,899
Automotive repair, services, and parking	867,893	940,542	1,022,665	1,089,709
Miscellaneous repair services	387,246	417,074	465,875	476,201
Amusement and recreation services	891,440	936,730	1,046,486	1,154,276
Motion pictures	286,557	300,860	318,545	347,526
Health services	13,990,147	14,481,719	15,012,348	15,326,508
Legal services	3,787,766	3,294,112	3,843,151	4,072,738
Educational services	4,240,029	4,466,728	4,750,981	5,035,558
Social services 11/	1,728,076	1,855,389	1,993,927	2,156,192
Museums, botanical, zoological gardens	99,250	108,245	116,371	125,691
Membership organizations	935,304	1,001,697	1,149,796	1,249,993
Engineering and management services 12/	7,946,133	9,066,996	9,960,814	10,880,235
Miscellaneous services	512,014	634,357	636,418	513,668
Government and government enterprises	18,081,076	18,671,303	19,311,787	20,472,118
Federal, civilian	3,463,107	3,546,738	3,545,009	3,766,100
Military	574,723	542,602	532,003	533,598
State and local	14,043,246	14,581,963	15,234,775	16,172,420
State government	4,699,875	4,900,620	5,112,855	5,322,923
Local government	9,343,371	9,681,343	10,121,920	10,849,497

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Massachusetts state total [25000]

Item	2000
Income by place of residence ($000)	
Personal income	240,208,628
Population (persons) 2/	6,362,076
Per capita personal income (dollars) 2/	37,756
Derivation of personal income ($000)	
Earnings by place of work	195,839,459
less: Contributions for government social insurance 3/	20,550,595
plus: Adjustment for residence 4/	-5,115,977
equals: Net earnings by place of residence	170,172,887
plus: Dividends, interest, and rent 5/	42,107,916
plus: Personal current transfer receipts	27,927,825
Earnings by place of work ($000)	
Components of earnings	
Wage and salary disbursements	150,842,351
Supplements to wages and salaries	27,664,199
Proprietors' income 6/	17,332,909
Farm proprietors' income	5,558
Nonfarm proprietors' income	17,327,351
Earnings by industry	
Farm earnings	116,470
Nonfarm earnings	195,722,989
Private earnings	174,388,071
Agricultural services, forestry, fishing & other 7/	959,959
Agricultural services	825,737
Forestry, fishing, and other 7/	134,222
Forestry	5,457
Fishing	128,765
Other 7/	0
Mining	140,939
Metal mining	(D)
Coal mining	10,363
Oil and gas extraction	(D)
Nonmetallic minerals, except fuels	78,235
Construction	10,096,735
General building contractors	2,045,689
Heavy construction contractors	1,108,346
Special trade contractors	6,942,700
Manufacturing	31,271,515
Durable goods	21,622,399
Lumber and wood products	184,826
Furniture and fixtures	234,069
Stone, clay, and glass products	504,180
Primary metal industries	576,794
Fabricated metal products	2,091,440
Industrial machinery and equipment	5,843,860
Electronic and other electric equipment	5,523,761
Motor vehicles and equipment	81,921
Other transportation equipment	1,223,719
Instruments and related products	4,456,792
Miscellaneous manufacturing industries	901,037
Ordnance 9/	(N)
Nondurable goods	9,649,116
Food and kindred products	1,025,594
Tobacco products	2,610
Textile mill products	661,937
Apparel and other textile products	336,597
Paper and allied products	1,078,856
Printing and publishing	3,061,541
Chemicals and allied products	1,911,806
Petroleum and coal products	109,683
Rubber and miscellaneous plastics products	1,370,234
Leather and leather products	90,258
Transportation and public utilities	9,505,885
Railroad transportation	247,643
Trucking and warehousing	1,423,449

See footnotes at end of table.

(thousands of dollars)

Massachusetts state total [25000]

Item	2000
Water transportation	(D)
Other transportation	(D)
Local and interurban passenger transit	711,510
Transportation by air	1,188,458
Pipelines, except natural gas	(D)
Transportation services	677,217
Communications	2,771,725
Electric, gas, and sanitary services	2,336,400
Wholesale trade	13,411,480
Retail trade	15,307,557
Building materials and garden equipment	797,533
General merchandise stores	1,112,115
Food stores	2,260,303
Automotive dealers and service stations	1,988,630
Apparel and accessory stores	1,106,115
Home furniture and furnishings stores	993,709
Eating and drinking places	3,739,677
Miscellaneous retail	3,309,475
Finance, insurance, and real estate	23,984,140
Depository and nondepository institutions	4,801,683
Other finance, insurance, and real estate	19,182,457
Security and commodity brokers	8,873,595
Insurance carriers	3,425,291
Insurance agents, brokers, and services	1,443,523
Real estate	3,115,336
Combined real estate, insurance, etc. 10/	(N)
Holding and other investment offices	2,324,712
Services	69,709,861
Hotels and other lodging places	1,243,438
Personal services	1,267,763
Private households	315,992
Business services	20,064,330
Automotive repair, services, and parking	1,194,194
Miscellaneous repair services	544,204
Amusement and recreation services	1,267,112
Motion pictures	345,370
Health services	16,237,902
Legal services	4,405,078
Educational services	5,569,362
Social services 11/	2,423,086
Museums, botanical, zoological gardens	142,703
Membership organizations	1,361,778
Engineering and management services 12/	12,786,660
Miscellaneous services	540,889
Government and government enterprises	21,334,918
Federal, civilian	3,893,684
Military	556,385
State and local	16,884,849
State government	5,477,565
Local government	11,407,284

See footnotes at end of table.

Footnotes for Table CA05 (SIC)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings for 1969-74 are based on the 1967 Standard Industrial classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. the estimates for 1988-2000 are based on the 1987 SIC.

2/ Census Bureau midyear population estimates. Estimates for 2000 reflect county population estimates available as of April 2004.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Under the 1972 SIC, ordnance was reclassified to four 2-digit industries: Fabricated metal products, electronic and other electric equipment, transportation equipment, and instruments and related products.

9/ Under the 1987 SIC, combined real estate, insurance, etc., was reclassified to four 2-digit industries: Nondepository credit institutions; insurance agents, brokers, and services; real estate; and legal services.

10/ "Social services" was first recognized under the 1972 SIC; so estimates for 1969-74 do not exist.

11/ "Engineering and management services" was first recognized under the 1987 SIC, so estimates for 1969-87 do not exist.

12/ Estimates for 1979 forward reflect Alaska Census Areas as defined by the Census Bureau; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

14/ Cibola, NM was separated from Valencia in June 1981, but in these estimates, Valencia includes Cibola through the end of 1981.

15/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

16/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than $50,000, but the estimates for this item are included in the totals.
(N) Data not available for this year.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Massachusetts state total [25000]

Item	2001	2002
Income by place of residence ($000)		
Personal income	249,243,450	250,993,700
Population (persons) 2/	6,399,869	6,421,800
Per capita personal income (dollars)	38,945	39,085
Derivation of personal income ($000)		
Earnings by place of work	201,269,161	199,297,048
less: Contributions for government social insurance 3/	21,146,460	21,121,342
plus: Adjustment for residence 4/	-5,091,475	-4,812,796
equals: Net earnings by place of residence	175,031,226	173,362,910
plus: Dividends, interest, and rent 5/	43,660,559	43,996,034
plus: Personal current transfer receipts	30,551,665	33,634,756
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	153,067,876	149,877,422
Supplements to wages and salaries	28,356,760	28,785,869
Proprietors' income 6/	19,844,525	20,633,757
Farm proprietors' income	-8,793	-4,947
Nonfarm proprietors' income	19,853,318	20,638,704
Earnings by industry		
Farm earnings	107,124	110,043
Nonfarm earnings	201,162,037	199,187,005
Private earnings	179,116,388	176,430,054
Forestry, fishing, related activities, and other 7/	400,082	437,202
Forestry and logging	25,729	26,414
Fishing, hunting, and trapping	255,607	272,262
Agriculture and forestry support activities	118,746	138,526
Other 8/	0	0
Mining	360,469	350,191
Oil and gas extraction	254,878	235,006
Mining (except oil and gas)	(D)	(D)
Support activities for mining	(D)	(D)
Utilities	1,304,437	1,241,497
Construction	11,463,405	11,956,617
Construction of buildings	2,928,223	3,086,129
Heavy and civil engineering construction	1,859,564	1,986,780
Specialty trade contractors	6,675,618	6,883,708
Manufacturing	26,674,625	24,525,656
Durable goods manufacturing	19,685,147	17,708,738
Wood product manufacturing	145,690	138,531
Nonmetallic mineral product manufacturing	487,705	450,370
Primary metal manufacturing	437,569	385,510
Fabricated metal product manufacturing	2,593,863	2,424,759
Machinery manufacturing	2,086,421	1,778,236
Computer and electronic product manufacturing	9,140,725	7,692,799
Electrical equipment and appliance manufacturing	1,036,619	900,327
Motor vehicle manufacturing	(D)	132,799
Transportation equipment mfg. excl. motor vehicles	(D)	1,283,078
Furniture and related product manufacturing	316,732	323,011
Miscellaneous manufacturing	2,090,698	2,199,318
Nondurable goods manufacturing	6,989,478	6,816,918
Food manufacturing	934,005	963,873
Beverage and tobacco product manufacturing	187,367	187,949
Textile mills	515,614	491,896
Textile product mills	215,527	204,199
Apparel manufacturing	203,117	184,126
Leather and allied product manufacturing	123,144	113,020
Paper manufacturing	965,884	917,919
Printing and related support activities	1,038,054	942,011
Petroleum and coal products manufacturing	120,840	126,729
Chemical manufacturing	1,620,101	1,681,042
Plastics and rubber products manufacturing	1,065,825	1,004,154
Wholesale trade	10,806,278	10,363,929
Retail Trade	11,358,251	11,569,347
Motor vehicle and parts dealers	1,946,522	2,036,619
Furniture and home furnishings stores	579,970	581,064
Electronics and appliance stores	681,627	654,105
Building material and garden supply stores	1,001,608	1,043,880

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Massachusetts state total [25000]

Item	2001	2002
Food and beverage stores	2,093,789	2,167,328
Health and personal care stores	681,655	713,237
Gasoline stations	281,503	292,830
Clothing and clothing accessories stores	1,101,521	1,107,459
Sporting goods, hobby, book and music stores	447,086	455,583
General merchandise stores	996,612	1,037,106
Miscellaneous store retailers	848,588	816,017
Nonstore retailers	697,770	664,119
Transportation and warehousing	3,933,851	3,863,393
Air transportation	662,925	618,808
Rail transportation	244,312	241,353
Water transportation	64,418	70,024
Truck transportation	1,025,559	1,022,544
Transit and ground passenger transportation	542,858	559,205
Pipeline transportation	27,409	18,998
Scenic and sightseeing transportation	35,622	37,869
Support activities for transportation	414,588	403,008
Couriers and messengers	526,334	515,377
Warehousing and storage	389,826	376,207
Information	9,010,922	8,162,746
Publishing industries, except Internet	4,534,108	4,015,620
Motion picture and sound recording industries	209,396	185,958
Broadcasting, except Internet	485,893	491,525
Internet publishing and broadcasts	360,159	306,101
Telecommunications	2,123,511	2,003,462
ISPs, search portals, and data processing	1,249,958	1,113,676
Other information services	47,897	46,404
Finance and insurance	22,710,230	22,294,105
Monetary authorities - central bank	(D)	(D)
Credit intermediation and related activities	4,427,949	4,646,761
Securities, commodity contracts, investments	12,012,360	11,297,465
Insurance carriers and related activities	5,153,951	5,194,836
Funds, trusts, and other financial vehicles	(D)	(D)
Real estate and rental and leasing	4,133,383	4,387,772
Real estate	3,545,721	3,799,500
Rental and leasing services	553,318	549,067
Lessors of nonfinancial intangible assets	34,344	39,205
Professional and technical services	27,459,522	25,928,296
Management of companies and enterprises	5,763,925	5,546,960
Administrative and waste services	6,489,682	6,208,838
Administrative and support services	6,022,396	5,710,675
Waste management and remediation services	467,286	498,163
Educational services	6,003,721	6,484,778
Health care and social assistance	19,722,340	21,054,954
Amubulatory health care services	8,029,045	8,418,791
Hospitals	6,968,573	7,655,843
Nursing and residential care facilities	2,802,647	2,963,894
Social assistance	1,922,075	2,016,426
Arts, entertainment, and recreation	1,714,894	1,829,520
Performing arts and spectator sports	780,076	828,392
Museums, historical sites, zoos, and parks	195,793	200,865
Amusement, gambling, and recreation	739,025	800,263
Accommodation and food services	4,865,292	4,997,404
Accommodation	1,157,932	1,132,533
Food services and drinking places	3,707,360	3,864,871
Other services, except public administration	4,941,079	5,226,849
Repair and maintenance	1,581,307	1,598,542
Personal and laundry services	1,203,165	1,248,123
Membership associations and organizations	1,695,311	1,892,435
Private households	461,296	487,749
Government and government enterprises	22,045,649	22,756,951
Federal, civilian	4,022,731	4,162,830
Military	561,883	573,070
State and local	17,461,035	18,021,051
State government	5,790,999	5,810,427
Local government	11,670,036	12,210,624

See footnotes at end of table.
Table CA05N

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings for 2001-2002 are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2001-2002 reflect county population estimates available as of April 2004.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than $50,000, but the estimates for this item are included in the totals.
(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Massachusetts state total [25000]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	3,744,074	3,832,709	3,917,356	3,988,554	4,096,551
By type					
Wage and salary employment	3,184,837	3,260,546	3,339,227	3,405,839	3,490,278
Proprietors employment	559,237	572,163	578,129	582,715	606,273
Farm proprietors employment	5,592	5,636	5,725	5,788	5,804
Nonfarm proprietors employment 2/	553,645	566,527	572,404	576,927	600,469
By industry					
Farm employment	10,870	10,650	10,648	10,682	10,920
Nonfarm employment	3,733,204	3,822,059	3,906,708	3,977,872	4,085,631
Private employment	3,301,913	3,387,940	3,466,717	3,530,461	3,631,015
Agricultural services, forestry, fishing & other 3/	34,655	35,953	35,931	39,018	40,552
Mining	2,115	2,261	2,301	2,429	2,338
Construction	164,128	173,354	182,382	194,570	204,504
Manufacturing	460,928	462,112	462,013	446,202	449,860
Transportation and public utilities	149,870	153,253	157,761	159,967	164,391
Wholesale trade	177,937	181,411	186,944	188,538	189,576
Retail trade	597,558	606,836	614,049	629,070	638,390
Finance, insurance, and real estate	303,022	310,173	328,032	334,720	348,454
Services	1,411,700	1,462,587	1,497,304	1,535,947	1,592,950
Government and government enterprises	431,291	434,119	439,991	447,411	454,616
Federal, civilian	55,222	54,859	54,611	55,266	56,819
Military	27,087	25,477	24,370	23,618	23,428
State and local	348,982	353,783	361,010	368,527	374,369
State government	114,712	116,203	119,961	120,532	121,470
Local government	234,270	237,580	241,049	247,995	252,899

See footnotes at end of table.

Footnotes for Table CA25 (SIC)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 1969-74 based on 1967 Standard Industrial Classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. The estimates for 1988-2000 are based on the 1987 SIC.

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

5/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

6/ Estimates for 1979 forward reflect Alaska Census Areas as defined by the Census Bureau; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

7/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Massachusetts state total [25000]

Item	2001	2002
Employment by place of work		
Total employment	4,132,208	4,092,192
By type		
Wage and salary employment	3,490,788	3,416,774
Proprietors employment	641,420	675,418
Farm proprietors employment	5,665	5,666
Nonfarm proprietors employment 2/	635,755	669,752
By industry		
Farm employment	10,839	10,929
Nonfarm employment	4,121,369	4,081,263
Private employment	3,664,310	3,629,051
Forestry, fishing, related activities, and other 3/	13,721	14,090
Mining	2,570	2,645
Utilities	12,612	11,697
Construction	219,076	222,711
Manufacturing	401,175	359,420
Wholesale trade	152,102	146,700
Retail Trade	417,056	415,705
Transportation and warehousing	107,202	103,665
Information	122,794	111,772
Finance and insurance	233,898	233,737
Real estate and rental and leasing	120,041	139,190
Professional and technical services	371,640	356,479
Management of companies and enterprises	72,981	73,214
Administrative and waste services	211,415	201,448
Educational services	185,440	189,905
Health care and social assistance	486,212	498,999
Arts, entertainment, and recreation	85,589	89,668
Accommodation and food services	251,850	256,035
Other services, except public administration	196,936	201,971
Government and government enterprises	457,059	452,212
Federal, civilian	53,120	51,524
Military	21,488	19,064
State and local	382,451	381,624
State government	125,251	120,695
Local government	257,200	260,929

See footnotes at end of table.
Table CA25N

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 2001-2002 are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

Massachusetts state total [25000]

Item	1998	1999	2000	2001
Place of residence profile				
Personal income (thousands of dollars)	203,986,701	216,220,842	240,208,628	249,243,450
Derivation of personal income				
Net earnings 1/	140,682,594	152,287,786	170,172,887	175,031,226
Personal current transfer receipts	25,617,897	26,392,984	27,927,825	30,551,665
Income maintenance 2/	2,084,191	2,126,827	2,169,731	2,246,099
Unemployment insurance benefit payments	741,548	828,373	785,438	1,356,623
Retirement and other	22,792,158	23,437,784	24,972,656	26,948,943
Dividends, interest, and rent	37,686,210	37,540,072	42,107,916	43,660,559
Population (persons) 3/	6,271,838	6,317,345	6,362,076	6,399,869
Per capita incomes (dollars) 4/				
Per capita personal income	32,524	34,227	37,756	38,945
Per capita net earnings	22,431	24,106	26,748	27,349
Per capita personal current transfer receipts	4,085	4,178	4,390	4,774
Per capita income maintenance	332	337	341	351
Per capita unemployment insurance benefits	118	131	123	212
Per capita retirement and other	3,634	3,710	3,925	4,211
Per capita dividends, interest, and rent	6,009	5,942	6,619	6,822
Place of work profile				
Earnings by place of work ($000)	161,616,961	175,126,659	195,839,459	201,269,161
Wage and salary disbursements	123,054,121	134,045,007	150,842,351	153,067,876
Supplements to wages and salaries	22,873,152	24,765,364	27,664,199	28,356,760
Employer contrib. for employee pens.& insur. funds	14,326,873	15,614,458	17,524,333	17,926,128
Employer contrib. for government social insurance	8,546,279	9,150,906	10,139,866	10,430,632
Proprietors' income	15,689,688	16,316,288	17,332,909	19,844,525
Nonfarm proprietors' income	15,687,347	16,306,524	17,327,351	19,853,318
Farm proprietors' income	2,341	9,764	5,558	-8,793
Total full-time and part-time employment	3,917,356	3,988,554	4,096,551	4,132,208
Wage and salary jobs	3,339,227	3,405,839	3,490,278	3,490,788
Number of proprietors	578,129	582,715	606,273	641,420
Number of nonfarm proprietors 5/	572,404	576,927	600,469	635,755
Number of farm proprietors	5,725	5,788	5,804	5,665
Average earnings per job (dollars)	41,257	43,907	47,806	48,707
Average wage and salary disbursements	36,851	39,357	43,218	43,849
Average nonfarm proprietors' income	27,406	28,264	28,856	31,228

See footnotes at end of table.

Massachusetts state total [25000]

Item	2002
Place of residence profile	
Personal income (thousands of dollars)	250,993,700
Derivation of personal income	
Net earnings 1/	173,362,910
Personal current transfer receipts	33,634,756
Income maintenance 2/	2,396,001
Unemployment insurance benefit payments	2,535,690
Retirement and other	28,703,065
Dividends, interest, and rent	43,996,034
Population (persons) 3/	6,421,800
Per capita incomes (dollars) 4/	
Per capita personal income	39,085
Per capita net earnings	26,996
Per capita personal current transfer receipts	5,238
Per capita income maintenance	373
Per capita unemployment insurance benefits	395
Per capita retirement and other	4,470
Per capita dividends, interest, and rent	6,851
Place of work profile	
Earnings by place of work ($000)	199,297,048
Wage and salary disbursements	149,877,422
Supplements to wages and salaries	28,785,869
Employer contrib. for employee pens.& insur. funds	18,439,957
Employer contrib. for government social insurance	10,345,912
Proprietors' income	20,633,757
Nonfarm proprietors' income	20,638,704
Farm proprietors' income	-4,947
Total full-time and part-time employment	4,092,192
Wage and salary jobs	3,416,774
Number of proprietors	675,418
Number of nonfarm proprietors 5/	669,752
Number of farm proprietors	5,666
Average earnings per job (dollars)	48,702
Average wage and salary disbursements	43,865
Average nonfarm proprietors' income	30,815

See footnotes at end of table.

Footnotes for Table CA30
Regional Economic Profiles

1/ Total earnings less contributions for government social insurance adjusted to place of residence.

2/ Consists largely of supplemental security income payments, family assistance, general assistance payments, food stamp payments, and other assistance payments, including emergency assistance.

3/ Census Bureau midyear population estimates. Estimates for 2000-2002 reflect county population estimates available as of April 2004.

4/ Type of income divided by population yields a per capita measure for that type of income.

5/ Excludes limited partners.

6/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

7/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

8/ Estimates for 1979 forward reflect Alaska Census Areas as defined by the Census Bureau; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

9/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

10/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

(L) Less than $50,000 or less than 10 jobs, as appropriate, but the estimates for this item are included in the totals.

(N) Data not available for this year.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	93,159	271	12-31	05/59	108.41	16,560
WES	Westcorp of Irvine CA	NYSE	California	Thrift	14,999	18	12-31	05/86	41.50	2,151
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	14,496 M	10	12-31	/	34.75	2,123
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	14,222	170	12-31	01/71	54.46	1,523
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	5,525	29	12-31	12/83	46.43	762
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	4,744	3	12-31	12/02	22.38	1,189
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,644	26	03-31	03/96	37.35	627
UPFCE	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,684	4	12-31	04/98	17.00	275
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,319	12	06-30	06/96	25.02	177
HWFG	Harrington West Fncl Grp of CA	OTC	South CA,KS,AZ	Thrift	1,050	11	12-31	11/02	16.30	86
KFED	K-Fed Bancorp of CA MHC (39.1)	OTC	Southern CA	Thrift	923 P	4	12-31	03/04	13.45	196
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	665	9	12-31	08/02	23.83	112
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	424	3	12-31	06/97	11.05	58
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	254	4	12-31	01/96	12.46	19
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	8,262	41	09-30	12/85	28.35	851
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,429	73	12-31	11/83	18.17	1,086
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	3,403	42	12-31	05/01	37.69	570
HARB	Harbor Florida Bancshrs of FL	OTC	EastCentral FL	Thrift	2,592	33	09-30	03/98	31.02	738
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	1,011	14	12-31	01/94	27.01	146
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	515	5	12-31	12/97	8.17	54
FCFL	First Community Bk Corp of FL	OTC	West Central FL	Thrift	215	3	12-31	/	21.99	47
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	48,687	522	12-31	08/86	22.21	6,893
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	25,955	85	12-31	01/94	44.74	5,901
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	24,087	151	12-31	11/93	22.00	5,819
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,334	86	12-31	11/93	36.38	2,795
HCBK	Hudson Cty Bcp MHC of NJ(34.5) (3)	OTC	New Jersey	Thrift	18,671	82	12-31	07/99	35.04	6,558
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	18,018	81	12-31	03/98	40.13	3,347
NWSB	Northwest Bcrp MHC of PA(41.4)	OTC	PA,NY,OH,MD	Thrift	5,779	146	06-30	11/94	21.91	1,051
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,443	61	12-31	10/00	27.97	934
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	4,296	55	12-31	01/03	17.82	1,070
FNFG	First Niagara Fin. Group of NY (3)	OTC	North/Central NY	Thrift	3,589 D	47	12-31	01/03	13.06	1,093
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,470	20	12-31	06/96	17.06	636
TRST	TrustCo Bank Corp NY of NY	OTC	NY,FL,VT	Thrift	2,849	61	12-31	/	12.90	957
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,610	51	03-31	07/98	18.52	564
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	2,400	21	12-31	11/86	50.34	353
PRTR	Partners Trust Fin. Grp. of NY	OTC	Central NY	Thrift	2,183 P	17	12-31	07/04	9.95	276
KNBT	KNBT Bancorp, Inc. of PA	OTC	Eastern PA	Thrift	2,057 M	40	12-31	11/03	16.76	484
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	2,028	11	12-31	11/95	18.32	352
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,902	22	06-30	07/94	30.42	206
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,857	17	12-31	07/96	22.81	302
PBCP	Provident Bancorp, Inc. of NY	OTC	Southeastern NY	Thrift	1,783	20	09-30	01/04	11.21	444
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,612	39	06-30	07/87	25.75	144
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,362	17	12-31	06/90	13.06	140
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,240	40	12-31	12/88	16.34	106
WGBC	Willow Grove Bancorp Inc of PA	OTC	Philadelphia PA	Thrift	922	14	06-30	04/02	17.00	168
SFFS	Sound Fed Bancorp, Inc. of NY	OTC	NY,CT	Thrift	915	10	03-31	01/03	14.00	176
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	881	16	09-30	04/98	17.17	72
SYNF	Synergy Financial Group of NJ	OTC	Central NJ	Thrift	800	18	12-31	01/04	10.39	129
CSBK	Clifton Svg Bp MHC of NJ(45.0)	OTC	Northeast NJ	Thrift	761	10	03-31	03/04	11.84	361
BCSB	BCSB Bankcorp MHC of MD (36.4)	OTC	Northeast MD	Thrift	750	16	09-30	07/98	15.64	92
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	718	10	12-31	12/97	32.45	146
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	708	5	09-30	08/87	28.64	66
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	644	9	12-31	11/89	22.89	114

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	636	13	09-30	06/88	21.99	59
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	625	14	12-31	07/94	27.45	79
SVBI	Severn Bancorp, Inc. of MD	OTC	Central Maryland	Thrift	621	2	12-31	/	36.59	152
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	565	7	09-30	01/95	22.30	43
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	553	5	03-31	10/94	18.30	42
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	504	9	09-30	06/99	6.01	18
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	471 M	5	07-31	08/88	10.98	80
ONFC	Oneida Fincl MHC of NY (42.4)	OTC	Central NY	Thrift	431	9	12-31	12/98	12.00	90
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	400 M	6	06-30	11/93	17.70	44
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	383	8	12-31	03/95	29.96	103
PHSB	PHSB Financial Corp. of PA	OTC	Western PA	Thrift	323	10	12-31	12/01	26.67	77
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	319 M	8	06-30	01/97	25.70	36
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	314	6	12-31	03/85	29.84	32
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	301 M	8	06-30	02/87	22.00	42
PBHC	Pathfinder BC MHC of NY (35.3) (3)	OTC	Central NY	Thrift	300	6	12-31	11/95	16.08	39
GCBC	Green Co Bcrp MHC of NY (43.9)	OTC	Southeast NY	Thrift	285	6	06-30	12/98	31.60	65
ROME	Rome Bncp Inc MHC of NY (38.5) (3)	OTC	Central NY	Thrift	265	4	12-31	10/99	28.70	121
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	201 M	4	12-31	06/85	20.56	32
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	183	2	03-31	10/02	18.52	31
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	98	2	09-30	03/99	13.18	30
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	11,966	95	12-31	04/97	21.71	1,327
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,714	191	12-31	12/84	27.75	1,106
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	9,375	41	12-31	01/90	42.46	1,387
CFFN	Capitol Fd Fn MHC of KS (29.2)	OTC	Kansas	Thrift	8,447	35	09-30	04/99	34.77	2,572
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,840	54	03-31	07/92	25.74	592
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,685	87	12-31	11/89	29.67	668
BKMU	Bank Mutual Corp of WI	OTC	WI,MN	Thrift	3,107	69	12-31	10/03	11.60	907
TONE	TierOne Corp. of Lincoln NE	OTC	NE,IA,KS	Thrift	2,255	58	12-31	10/02	21.13	386
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	2,247	24	06-30	01/99	18.57	281
UCFC	United Community Fin. of OH	OTC	Youngstown OH,PA	Thrift	2,184	34	12-31	07/98	11.43	356
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,472	19	12-31	07/98	13.53	166
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,346	9	09-30	09/85	36.21	306
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,294	15	12-31	03/01	21.23	176
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,073	17	12-31	10/95	26.10	165
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,069	23	12-31	/	15.28	112
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	951	8	12-31	04/98	25.50	119
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	914	13	12-31	06/94	26.80	119
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	852	15	09-30	03/00	23.52	92
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	823 M	34	06-30	04/92	16.07	57
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	818	17	12-31	12/99	23.00	114
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	758	16	09-30	09/93	21.00	52
PVFC	PVF Capital Corp. of Solon OH	OTC	Cleveland OH	R.E.	742 M	15	06-30	12/92	14.80	104
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	713	21	09-30	04/98	17.24	79
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	633 M	15	06-30	04/99	22.87	86
HFBC	HopFed Bancorp, Inc. of KY	OTC	Southwest KY	Thrift	582	8	12-31	02/98	16.49	60
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	581	9	12-31	12/98	18.44	82
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	567	7	09-30	12/98	18.02	99
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	554	6	09-30	08/88	20.60	95
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	511	13	09-30	10/94	34.80	83
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	493	15	09-30	07/87	22.52	76
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	450	9	12-31	03/96	37.99	59
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN	Thrift	429	9	12-31	03/87	16.97	53
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	428	7	09-30	03/94	28.56	38
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	418	12	12-31	01/99	20.56	58
WAYN	Wayne Savings Bancshares of OH	OTC	Central OH	Thrift	386	11	03-31	01/03	15.95	60
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	362	3	06-30	05/01	31.11	121
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	343	5	12-31	02/95	23.55	32
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	334	5	12-31	05/96	24.50	37
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	312	8	06-30	04/94	15.21	34

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FFBI	First Federal Bancshares of IL	OTC	Westcentrl IL,MO	Thrift	308	8	12-31	09/00	20.40	27
STBI	Sturgis Bancorp, Inc. of MI	OTC	Southcentral MI	Thrift	294 M	11	12-31	11/88	14.00	38
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	292	5	12-31	08/02	14.25	39
CHEV	Cheviot Fin Cp MHC of OH(45.0)	OTC	Cincinnati, OH	Thrift	279	4	12-31	01/04	10.95	109
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	273	7	12-31	01/88	20.35	33
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	271	3	12-31	08/96	31.60	36
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	268 M	10	06-30	12/93	20.24	34
JXSB	Jcksnville Bcp MHC of IL(46.8)	OTC	Central IL	Thrift	266	8	12-31	04/95	15.25	30
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	262	6	12-31	12/97	17.96	36
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	258	5	12-31	12/96	21.85	35
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	258	6	09-30	07/92	13.10	43
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	239 M	4	06-30	04/93	22.00	28
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	237 M	7	06-30	04/99	20.70	34
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	225	3	12-31	06/95	21.28	31
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	223	8	12-31	04/95	27.15	32
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	221	3	12-31	04/01	12.50	31
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	204	4	12-31	06/98	5.68	19
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	193	5	12-31	08/87	1.54	17
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	163 M	2	06-30	05/95	22.50	38
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	158 M	3	06-30	03/98	19.51	33
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	157	3	12-31	06/95	25.60	19
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	154	3	12-31	04/96	15.01	15
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	153	2	12-31	12/96	15.31	13
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	152	3	12-31	01/95	17.00	25
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	138 M	3	06-30	07/95	23.86	30
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	137 M	4	06-30	04/97	15.80	23
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	137 M	3	06-30	04/96	14.00	17
FFFS	First Fed Serv MHC of IL(45.0)	OTC	West Central IL	Thrift	135	1	12-31	06/04	13.00	51
GCFC	Central Federal Corp. of OH	OTC	Northeast OH	Thrift	129	3	12-31	12/98	12.90	26
PBNC	PFS Bancorp Inc. of Aurora IN	OTC	Southeastern IN	Thrift	125	3	12-31	10/01	21.91	32
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122 M	3	06-30	02/95	14.27	16
WCFB	Wbstr Cty Fed MHC of IA (39.0)	OTC	Central IA	Thrift	105	1	12-31	08/94	13.50	51
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	97	1	12-31	10/98	18.50	25
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	60 M	2	06-30	07/96	5.75	8
New England Companies										
PBCT	Peoples Bank MHC of CT (41.7) (3)	OTC	CT	Div.	10,659	155	12-31	07/88	34.27	3,211
NABC	NewAlliance Bancshares of CT	OTC	Connecticut	Thrift	6,391	74	12-31	04/04	13.76	1,571
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,699	18	12-31	10/95	41.66	189
BRKL	Brookline Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,610	6	12-31	07/02	15.85	936
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,296	14	12-31	06/00	38.35	225
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	980	15	12-31	05/86	36.57	161
WRO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	882	9	12-31	03/99	39.55	145
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	789	10	12-31	12/01	22.49	226
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	731	20	12-31	02/86	28.64	121
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	605	14	12-31	05/86	29.32	61
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	526	7	12-31	12/88	42.00	87
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	518 M	12	06-30	08/87	19.20	48
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	508	10	03-31	10/86	32.45	54
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	476	6	12-31	05/86	19.69	85
MYST	Mystic Financial, Inc. of MA (3)	OTC	Eastern MA	Thrift	428 M	6	06-30	01/98	40.10	63
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	209 D	5	04-30	12/87	18.11	37
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,284	118	09-30	11/82	25.77	2,022
STSA	Sterling Financial Corp of WA	OTC	WA,ID,MT,OR	M.B.	6,259	83	12-31	06/83	33.85	766
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	964	10	12-31	12/85	24.35	128
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	878	16	03-31	08/86	19.58	202
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	769	15	03-31	10/99	25.43	175

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
RPFG	Ranier Pacific Fin Group of WA	OTC	Western WA	Thrift	761	12	12-31	10/03	18.00	152
FBNW	FirstBank NW Corp. of WA	OTC	West WA,ID,OR	Thrift	733	20	03-31	07/97	28.25	84
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	515	13	03-31	10/97	20.59	99
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	438	15	09-30	01/98	22.94	89
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	OTC		Thrift	5,176	0		/	10.89	508
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC,NC	Thrift	2,452	44	09-30	11/83	30.60	379
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,280	18	09-30	09/90	13.75	218
CHFN	Charter Fincl MHC of GA (18.4)	OTC	SW GA, East. AL	Thrift	1,068	8	09-30	10/01	34.85	682
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	713	15	12-31	05/96	20.71	108
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	580	14	09-30	04/95	37.00	84
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	495 M	9	12-31	10/02	13.25	100
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	355	8	03-31	03/88	18.80	39
JFBI	Jefferson Bancshares Inc of TN	OTC	Eastern TN	Thrift	308 M	1	06-30	07/03	13.09	110
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	212	2	12-31	10/96	10.24	31
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	209	4	12-31	04/97	18.72	24
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	203	3	09-30	07/00	40.72	46
FIFG	1st Independence Fin Grp of KY	OTC		Thrift	180	0		/	19.24	24
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	157 M	2	06-30	12/97	15.50	28
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	139	3	09-30	02/95	16.05	12
UTBI	United Tenn. Bankshares of TN	OTC	Eastern TN	Thrift	123	3	12-31	01/98	17.90	22
South-West Companies										
FBTX	Franklin Bank Corp of TX	OTC	Austen	Thrift	3,070	0	12-31	/	16.19	344
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	285	7	12-31	08/86	14.05	17
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	239 M	2	06-30	06/95	19.85	23
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,CO,AZ	Thrift	1,737	4	12-31	10/96	11.97	78
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 09/07/04

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of September 3, 2004

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	22.15	466.74	1.02	14.19	17.60	159.51	17.02	173.56	19.55	0.48	2.20	36.08	2,935	10.74	0.55	0.82	8.70	0.71	7.21
State of LA	27.86	54.32	1.37	23.65	14.23	115.54	13.07	115.54	14.51	0.62	2.20	32.94	395	11.77	0.46	0.65	5.99	0.58	5.43
Comparable Group Average	21.50	292.42	0.48	9.24	25.00	217.04	30.74	232.98	25.94	0.55	2.35	15.87	2,652	14.22	0.48	0.71	5.99	0.66	5.21
All Public Companies	21.50	292.42	0.48	9.24	25.00	217.04	30.74	232.98	25.94	0.55	2.35	15.87	2,652	14.22	0.48	0.71	5.99	0.66	5.21
Comparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	29.96	20.61	0.69	10.18	NM	294.30	26.94	294.30	NM	0.36	1.20	10.43	383	9.15	1.42	0.63	6.84	0.63	6.74
BCSB BCSB Bankcorp MHC of MD (36.4)	15.64	33.53	0.10	6.84	NM	228.65	12.30	245.14	NM	0.50	3.20	NM	750	5.38	0.17	0.09	1.47	0.09	1.33
CFFN Capitol Fd Fn MHC of KS (29.2)	34.77	747.52	0.36	13.03	NM	266.85	30.45	266.85	NM	2.00	5.75	NM	8,447	11.41	0.15	0.31	2.74	0.31	2.74
CHFN Charter Fincl MHC of GA (18.4)	34.85	124.45	0.27	13.34	NM	261.24	63.87	267.46	NM	1.00	2.87	NM	1,068	24.45	0.58	0.74	3.13	0.52	2.17
CHEV Cheviot Fin Cp MHC of OH(45.0)	10.95	48.88	0.17	7.72	NM	141.84	38.97	141.84	NM	0.20	1.83	NM	279	27.47	0.15	-0.07	-0.26	0.61	2.21
CSBK Clifton Svg Bp MHC of NJ(45.0)	11.84	162.67	0.13	6.56	NM	180.49	47.53	180.49	NM	0.12	1.01	NM	761	26.33	0.02	0.49	1.83	0.53	1.98
FFFS First Fed Serv MHC of IL(45.0)	13.00	22.93	0.48	9.08	27.08	143.17	37.71	143.17	27.08	0.00	0.00	0.00	135	26.34	0.10	1.46	6.86	1.46	6.86
GOV Gouverneur Bcp MHC of NY(42.5)	13.18	12.80	0.35	7.82	NM	168.54	30.69	168.54	NM	0.26	1.97	31.60	98	18.21	0.86	0.88	4.64	0.85	4.51
GCBC Green Co Bcrp MHC of NY (43.9)	31.60	28.50	1.42	14.52	22.25	217.63	22.81	217.63	22.25	0.84	2.66	25.98	285	10.48	NA	1.08	9.89	1.08	9.89
HCBK Hudson Cty Bcp MHC of NJ(34.5)	35.04	2262.88	1.10	6.88	30.21	NM	35.12	NM	31.85	0.72	2.05	22.59	18,671	6.90	0.14	1.28	16.18	1.21	15.34
JXSB Jcksnville Bcp MHC of IL(46.8)	15.25	13.92	0.25	9.86	NM	154.67	11.20	183.73	NM	0.30	1.97	NM	266	7.24	1.05	0.26	3.38	0.18	2.42
KFED K-Fed Bancorp of CA MHC (39.1)	13.45	76.50	0.17	5.86	NM	229.52	21.21	229.52	NM	0.00	0.00	0.00	923	9.24	NA	0.25	2.73	0.27	2.90
NWSB Northwest Bcrp MHC of PA(41.4)	21.91	434.91	0.97	10.42	20.87	210.27	18.18	293.70	22.59	0.48	2.19	20.48	5,779	8.65	0.62	0.88	10.81	0.81	9.99
ONFC Oneida Fincl MHC of NY (42.4)	12.00	38.14	0.34	6.52	30.00	184.05	20.86	253.16	NM	0.38	3.17	NM	431	11.33	0.17	0.70	5.98	0.59	5.08
PBHC Pathfinder BC MHC of NY (35.3)	16.08	13.91	0.42	8.61	26.36	186.76	13.12	238.58	NM	0.40	2.49	NM	300	7.03	1.11	0.51	6.92	0.35	4.76
PBCT Peoples Bank MHC of CT (41.7)	34.27	1337.39	0.65	12.34	18.23	277.71	30.12	307.35	NM	1.16	3.38	NM	10,659	10.85	0.33	1.56	16.71	0.54	5.78
ROME Rome Bncp Inc MHC of NY (38.5)	28.70	46.78	0.45	8.40	NM	341.67	45.79	341.67	NM	0.60	2.09	NM	265	13.40	0.52	0.58	4.22	0.73	5.28
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.50	19.87	0.30	5.99	NM	225.38	48.60	226.51	NM	0.68	5.04	NM	105	21.56	NA	1.07	5.00	1.07	5.00
WFD Westfield Finl MHC of MA(46.5)	22.49	109.68	0.50	11.59	NM	194.05	28.65	194.05	NM	0.40	1.78	NM	789	14.76	0.33	0.72	4.65	0.63	4.08

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2004 (000)	Proj. Pop. 2009	2000-2004 % Change	2004-2009 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Alliance Bank MHC of PA	Delaware	551	553	555	0.3%	0.4%	$31,498	122.3%	3.8%
BCSB Bancorp, Inc., MHC of MD	Baltimore	754	776	803	2.9%	3.5%	30,810	101.8%	3.9%
Greene Co. Bancorp MHC of NY	Greene	48	51	55	5.7%	7.7%	21,782	77.7%	31.7%
Gouverneur Bancorp of NY	St. Lawrence	112	111	111	-0.42%	-0.78%	17,431	68.5%	5.60%
Jacksonville SB MHC of IL	Morgan	37	36	36	-0.4%	-0.5%	21,212	78.5%	30.2%
Oneida Financial MHC of NY	Madison	69	71	72	1.9%	1.6%	22,796	81.3%	43.5%
Pathfinder Bancorp MHC of NY	Oswego	122	126	130	2.6%	3.6%	19,408	69.2%	22.3%
Rome Bancorp MHC of NY	Oneida	235	234	230	-0.82%	-1.71%	20,519	80.6%	6.34%
Webster City Fed. Bancorp MHC of IA	Hamilton	16	16	16	0.04%	-0.05%	21,127	95.8%	24.56%
Westfield Financial Group MHC of MA	Hampden	456	459	463	0.6%	0.9%	24,094	71.8%	10.3%
	Averages:	**240**	**243**	**247**	**1.2%**	**1.5%**	**23,068**	**84.7%**	**18.2%**
	Medians:	**117**	**119**	**120**	**0.5%**	**0.6%**	**21,497**	**79.5%**	**16.3%**
Georgetown SB	**Essex**	**723**	**738**	**762**	**2.1%**	**3.3%**	**33,937**	**101.2%**	**0.6%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: ESRI Business Information Solutions and the FDIC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of September 3, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(149)	22.06	16,088	471.2	25.26	18.60	21.87	0.86	11.22	-1.42	1.28	1.06	14.95	13.74	166.58
NYSE Traded Companies(11)	40.83	79,529	3,359.4	44.61	32.10	40.43	0.89	19.99	4.33	3.12	2.52	21.06	19.74	293.34
AMEX Traded Companies(9)	22.22	3,941	76.6	25.01	18.05	21.91	1.83	16.98	0.49	1.21	0.99	15.28	15.10	182.20
NASDAQ Listed OTC Companies(129)	20.27	10,805	221.1	23.44	17.36	20.11	0.80	10.04	-2.08	1.12	0.93	14.35	13.09	153.62
California Companies(13)	36.66	34,557	2,133.6	39.49	28.04	36.12	1.56	28.02	10.05	2.59	1.99	19.29	18.54	257.37
Florida Companies(7)	24.63	20,412	498.8	26.53	18.66	24.21	1.54	25.14	9.96	1.25	1.21	10.91	10.49	152.30
Mid-Atlantic Companies(33)	20.35	27,161	621.8	24.26	17.76	19.98	1.50	7.12	-7.66	1.06	0.88	13.02	11.47	164.27
Mid-West Companies(68)	20.23	7,436	154.0	23.60	17.57	20.24	0.12	7.07	-2.58	1.25	1.05	15.39	14.37	155.86
New England Companies(4)	27.54	39,969	592.3	30.63	20.94	27.11	1.25	32.03	11.11	1.43	1.25	17.82	14.26	195.88
North-West Companies(6)	24.90	20,191	535.1	26.34	21.01	24.64	0.86	20.79	2.13	1.35	1.25	16.79	14.04	154.48
South-East Companies(14)	18.88	8,202	127.3	21.82	16.61	18.80	0.74	5.71	-5.08	0.83	0.56	14.26	13.74	134.31
South-West Companies(3)	15.12	11,226	180.4	17.72	13.23	14.68	3.06	13.79	-7.96	0.77	0.35	12.53	8.39	188.60
Western Companies (Excl CA)(1)	11.97	6,520	78.0	13.90	8.00	10.75	11.35	31.39	29.41	0.64	1.13	11.38	11.38	266.38
Thrift Strategy(140)	21.96	13,276	412.7	25.25	18.57	21.78	0.82	10.95	-1.58	1.26	1.04	15.03	13.90	165.71
Mortgage Banker Strategy(7)	25.46	77,120	1,770.1	27.00	20.46	24.98	1.98	17.03	1.45	1.82	1.56	14.24	11.18	195.20
Real Estate Strategy(2)	14.80	7,026	104.0	16.34	11.65	14.90	-0.67	10.53	1.02	1.07	0.45	8.86	8.86	105.55
Companies Issuing Dividends(135)	22.21	16,396	483.6	25.48	18.84	22.04	0.77	10.54	-1.94	1.30	1.09	15.14	13.99	164.16
Companies Without Dividends(14)	20.15	12,270	317.6	22.52	15.70	19.78	1.94	19.62	4.93	1.15	0.76	12.51	10.72	196.59
Equity/Assets <6%(13)	18.03	11,783	268.5	20.77	14.83	17.69	1.92	10.32	1.57	1.25	0.77	11.22	10.41	216.31
Equity/Assets 6-12%(101)	24.19	16,623	571.1	27.67	20.36	23.99	0.82	9.99	-2.23	1.50	1.25	15.68	14.41	184.49
Equity/Assets >12%(35)	17.60	16,196	266.0	20.19	15.07	17.48	0.58	15.03	-0.27	0.69	0.63	14.27	13.12	97.57
Converted Last 3 Mths (no MHC)(1)	9.95	27,743	276.0	21.27	9.35	10.27	-3.12	-11.00	-42.91	0.60	0.58	11.00	5.29	78.67
Actively Traded Companies(10)	36.77	73,024	3,253.3	39.79	29.81	36.10	2.04	14.61	1.96	2.47	2.57	18.91	15.89	242.29
Market Value Below $20 Million(12)	13.11	1,460	15.6	16.19	11.74	13.09	0.74	1.61	-9.08	0.59	0.11	11.79	11.00	149.86
Holding Company Structure(147)	22.14	16,154	474.1	25.37	18.68	21.96	0.83	11.21	-1.57	1.29	1.06	15.01	13.80	167.35
Assets Over $1 Billion(52)	26.11	39,303	1,210.7	29.25	21.40	25.83	1.08	14.16	0.77	1.65	1.37	14.94	13.07	185.21
Assets $500 Million-$1 Billion(35)	21.57	4,755	93.3	24.53	18.28	21.28	1.14	12.35	-3.14	1.21	0.95	14.96	13.81	179.65
Assets $250-$500 Million(31)	19.68	2,778	48.7	23.26	17.42	19.57	0.87	4.71	-3.23	1.25	1.13	15.62	14.65	162.78
Assets less than $250 Million(31)	17.75	1,485	25.2	21.00	15.17	17.77	0.11	10.88	-1.48	0.75	0.59	14.28	14.00	121.14
Goodwill Companies(99)	22.25	19,598	465.6	25.42	18.68	22.03	0.87	12.51	-1.76	1.26	1.02	14.90	13.13	168.96
Non-Goodwill Companies(50)	21.65	8,660	482.9	24.93	18.43	21.53	0.83	8.49	-0.72	1.33	1.15	15.05	15.05	161.55
Acquirors of FSLIC Cases(6)	46.67	60,436	4,252.8	49.06	37.18	45.77	2.48	16.41	7.27	3.11	3.24	24.39	23.28	328.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 3, 2004

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(23)	23.51	31,705	617.7	26.73	19.40	22.97	2.28	9.02	-0.94	1.33	1.26	13.74	12.81	147.24
NYSE Traded Companies(3)	19.91	162,279	3,444.6	28.56	16.77	19.43	2.28	-9.62	-14.31	0.97	1.19	12.54	8.49	81.30
AMEX Traded Companies(2)	28.78	4,198	136.8	29.85	23.94	28.16	1.43	16.21	2.71	1.63	1.41	17.85	17.20	212.96
NASDAQ Listed OTC Companies(18)	23.27	16,981	282.6	26.02	19.13	22.73	2.40	10.66	0.45	1.34	1.25	13.32	12.80	147.28
Mid-Atlantic Companies(9)	19.68	77,643	1,500.5	24.56	16.55	19.12	3.00	0.86	-8.83	1.20	1.17	11.24	9.30	115.54
New England Companies(10)	27.87	9,575	194.9	30.41	23.05	27.16	2.91	11.79	1.86	1.51	1.42	16.75	16.20	180.04
North-West Companies(3)	21.97	7,790	165.1	24.51	16.72	21.76	1.01	25.29	10.58	1.45	1.27	10.41	10.39	133.90
South-East Companies(1)	10.24	3,068	31.4	10.95	9.13	10.80	-5.19	0.49	-1.92	0.29	0.29	8.29	8.29	68.99
Thrift Strategy(22)	23.51	31,705	617.7	26.73	19.40	22.97	2.28	9.02	-0.94	1.33	1.26	13.74	12.81	147.24
Companies Issuing Dividends(23)	23.51	31,705	617.7	26.73	19.40	22.97	2.28	9.02	-0.94	1.33	1.26	13.74	12.81	147.24
Equity/Assets <6%(1)	24.35	5,277	128.5	26.45	17.29	24.21	0.58	36.41	9.34	1.66	1.47	10.38	10.38	182.62
Equity/Assets 6-12%(16)	27.29	7,702	167.2	30.17	22.54	26.61	2.69	13.04	0.17	1.65	1.52	15.84	15.19	189.17
Equity/Assets >12%(6)	16.43	80,115	1,525.3	20.46	14.01	16.08	1.81	-2.92	-4.69	0.70	0.73	10.43	8.85	64.49
Actively Traded Companies(5)	30.06	4,550	117.7	33.90	25.00	29.24	3.56	6.89	0.12	1.69	1.68	18.81	18.48	195.41
Holding Company Structure(20)	22.21	37,698	730.8	25.45	18.36	21.62	2.59	7.47	-2.92	1.19	1.17	13.31	12.24	133.78
Assets Over $1 Billion(9)	20.35	75,674	1,447.5	24.21	16.98	19.67	3.43	2.10	-6.96	0.99	1.02	11.38	9.65	93.14
Assets $500 Million-$1 Billion(9)	28.97	4,350	114.5	32.37	24.02	28.55	1.34	11.26	-0.82	1.73	1.55	16.96	16.39	203.98
Assets $250-$500 Million(3)	24.77	2,696	58.6	26.52	20.23	23.35	7.07	17.64	9.39	1.86	1.90	15.93	15.70	199.92
Assets less than $250 Million(2)	14.18	2,560	34.3	15.98	10.90	14.58	-3.25	16.78	9.37	0.62	0.42	8.49	8.47	85.32
Goodwill Companies(16)	23.92	38,221	757.8	27.90	19.87	23.37	2.21	7.32	-3.27	1.35	1.22	14.23	12.95	154.47
Non-Goodwill Companies(7)	22.43	14,761	253.7	23.66	18.20	21.91	2.45	13.45	5.12	1.29	1.36	12.45	12.45	128.45

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 3, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	19.42	16,236	127.5	23.63	16.03	19.18	1.01	13.85	3.62	0.44	0.43	9.12	8.62	77.25
BIF-Insured Thrifts(5)	27.32	59,519	754.1	31.45	20.86	26.71	2.05	19.85	4.77	0.92	0.62	9.56	8.95	95.44
AMEX Traded Companies(2)	17.84	6,170	61.2	19.75	13.73	17.34	2.75	12.83	3.65	0.47	0.43	9.71	9.71	60.72
NASDAQ Listed OTC Companies(17)	21.93	30,151	319.6	26.39	17.73	21.61	1.11	15.73	3.95	0.58	0.49	9.19	8.59	84.54
California Companies(1)	13.45	14,549	76.5	14.00	10.47	13.34	0.82	34.50	34.50	0.16	0.17	5.86	5.86	63.42
Mid-Atlantic Companies(10)	21.60	29,349	305.5	26.91	17.74	21.52	0.52	10.24	-2.71	0.63	0.60	8.68	7.97	90.77
Mid-West Companies(5)	17.49	18,707	170.6	20.82	14.95	17.31	0.59	14.31	4.56	0.29	0.31	9.14	8.82	68.14
New England Companies(2)	28.38	51,879	723.5	29.93	18.32	26.98	4.86	35.76	26.29	1.23	0.58	11.97	11.37	96.13
South-East Companies(1)	34.85	19,571	124.4	41.00	29.56	33.00	5.61	13.15	-8.29	0.39	0.27	13.34	13.03	54.56
Thrift Strategy(18)	20.79	23,956	234.4	25.21	17.17	20.55	0.99	12.57	0.92	0.49	0.47	9.07	8.57	80.27
Diversified Strategy(1)	34.27	93,700	1,337.4	34.36	19.82	32.16	6.56	66.76	57.93	1.88	0.65	12.34	11.15	113.76
Companies Issuing Dividends(17)	22.47	29,790	321.0	27.09	18.08	22.10	1.38	13.45	0.59	0.60	0.50	9.45	8.85	85.93
Companies Without Dividends(2)	13.23	9,235	49.7	13.75	10.74	13.17	0.41	32.25	32.25	0.32	0.33	7.47	7.47	48.95
Equity/Assets <6%(1)	15.64	5,899	33.5	22.68	13.15	15.59	0.32	-4.87	-15.69	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(10)	24.43	43,472	497.4	29.01	19.14	24.06	1.33	17.52	4.44	0.81	0.64	9.82	8.89	107.76
Equity/Assets >12%(8)	18.56	10,536	68.5	21.91	15.53	18.24	1.34	15.34	5.72	0.32	0.33	8.81	8.77	44.24
Holding Company Structure(16)	21.81	24,133	248.7	26.59	18.00	21.55	1.05	10.84	-2.27	0.54	0.51	9.43	8.86	84.79
Assets Over $1 Billion(5)	32.17	84,472	981.4	36.40	24.74	31.05	3.46	29.94	8.10	0.97	0.67	11.20	10.31	100.55
Assets $500 Million-$1 Billion(4)	15.86	15,259	95.6	19.11	12.73	15.64	1.12	13.20	7.97	0.24	0.23	7.71	7.60	73.49
Assets $250-$500 Million(7)	20.65	4,505	30.1	26.41	17.29	20.70	0.03	3.75	-5.28	0.55	0.53	9.40	8.66	93.83
Assets less than $250 Million(3)	13.23	3,325	18.5	14.92	11.05	13.13	0.78	21.45	13.03	0.38	0.38	7.63	7.62	35.06
Goodwill Companies(8)	20.44	22,849	252.0	25.08	15.91	19.89	1.84	11.34	-1.00	0.64	0.41	9.24	7.97	94.99
Non-Goodwill Companies(11)	22.27	31,101	321.8	26.13	18.32	22.09	0.87	18.40	7.50	0.52	0.53	9.24	9.24	72.61
MHC Institutions(19)	21.50	27,626	292.4	25.69	17.30	21.16	1.28	15.43	3.92	0.57	0.48	9.24	8.71	82.04
MHC Converted Last 3 Months(1)	13.00	3,920	22.9	13.50	11.00	13.00	0.00	30.00	30.00	0.48	0.48	9.08	9.08	34.47

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 3, 2004

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	36.38	76,824	2,794.9	42.55	30.77	36.48	-0.27	10.41	-2.20	2.59	2.52	17.86	15.45	290.72
BBX	BankAtlantic Bancorp of FL	18.17	59,779	1,086.2	19.75	13.70	17.95	1.23	18.29	-4.37	1.25	1.45	7.37	5.90	90.81
CFB	Commercial Federal Corp. of NE	27.75	39,871	1,106.4	28.48	23.79	27.57	0.65	10.51	3.89	2.03	2.69	18.84	14.40	293.79
DSL	Downey Financial Corp. of CA	54.46	27,968	1,523.1	55.49	42.81	54.01	0.83	26.65	10.47	3.21	2.34	33.70	33.58	508.52
FED	FirstFed Financial Corp. of CA	46.43	16,406	761.7	49.05	38.16	45.95	1.04	12.50	6.74	3.96	3.88	26.79	26.40	336.76
FBC	Flagstar Bancorp, Inc. of MI	21.71	61,141	1,327.4	28.11	18.00	21.06	3.09	9.10	1.35	3.36	1.69	11.61	11.61	195.71
GDW	Golden West Fin. Corp. of CA	108.41	152,749	16,559.5	116.91	83.10	105.99	2.28	24.41	5.06	7.79	7.75	42.98	42.98	609.88
GPT	GreenPoint Fin. Corp. of NY(8)*	44.74	131,886	5,900.6	47.30	28.85	43.57	2.69	34.76	26.67	3.42	1.09	14.88	11.89	196.80
NDE	IndyMac Bancorp, Inc. of CA	34.75	61,099	2,123.2	37.44	22.43	34.93	-0.52	47.81	16.65	2.89	-1.46	17.27	16.72	237.25
NYB	New York Community Bcrp of NY*	22.00	264,493	5,818.8	35.57	17.62	20.95	5.01	-5.66	-22.92	1.35	1.83	11.49	3.76	91.07
PFB	PFF Bancorp, Inc. of Pomona CA	37.35	16,785	626.9	40.95	28.96	37.22	0.35	28.75	2.95	2.53	2.38	19.25	19.17	217.11
PFS	Provident Fin. Serv. Inc of NJ*	17.82	60,065	1,070.4	21.55	15.91	17.90	-0.45	-13.58	-5.71	0.59	0.54	13.59	13.22	71.53
SOV	Sovereign Bancorp, Inc. of PA	22.21	310,365	6,893.2	25.20	17.78	21.88	1.51	15.86	-6.48	1.47	1.31	12.29	7.34	156.87
WES	Westcorp of Irvine CA	41.50	51,833	2,151.1	46.80	33.62	41.65	-0.36	15.57	13.54	3.21	3.21	23.65	23.64	289.37
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	38.35	5,871	225.2	39.20	31.30	36.93	3.85	19.47	5.94	1.76	1.66	20.79	19.81	220.76
BFD	BostonFed Bancorp, Inc. of MA(8)	41.66	4,540	189.1	43.00	29.20	42.10	-1.05	29.14	19.37	0.99	-0.29	20.59	16.89	374.20
CNY	Carver Bancorp, Inc. of NY	18.30	2,291	41.9	26.50	17.15	18.35	-0.27	6.03	-27.95	2.02	1.95	18.30	18.30	241.31
EFC	EFC Bancorp, Inc of Elgin IL	25.50	4,653	118.7	28.49	20.25	25.10	1.59	25.93	6.69	1.52	1.43	17.13	17.13	204.35
FDT	Federal Trust Corp of FL	8.17	6,662	54.4	8.25	6.90	8.06	1.36	11.92	2.12	0.46	0.41	4.11	4.11	77.36
GOV	Gouverneur Bcp MHC of NY(42.5)	13.18	2,283	12.8	14.00	10.65	12.88	2.33	20.92	12.65	0.36	0.35	7.82	7.82	42.94
NBN	Northeast Bancorp of Auburn ME*	19.20	2,525	48.5	20.50	16.57	19.39	-0.98	12.94	-0.52	1.50	1.15	14.90	14.59	205.16
SZB	SouthFirst Bancshares of AL	16.05	719	11.5	18.75	14.60	15.45	3.88	9.93	-7.23	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	37.00	2,279	84.3	41.50	33.24	37.50	-1.33	11.28	1.98	2.60	2.55	25.44	25.44	254.70
WSB	Washington SB, FSB of Bowie MD	10.98	7,308	80.2	11.09	8.75	10.50	4.57	12.50	18.70	1.20	0.93	6.41	6.41	64.50
WFD	Westfield Finl MHC of MA(46.5)*	22.49	10,057	109.7	25.50	16.81	21.80	3.17	4.75	-5.35	0.57	0.50	11.59	11.59	78.50
WFI	Winton Financial Corp. of OH(8)	20.60	4,606	94.9	20.90	12.70	20.25	1.73	57.25	56.53	1.05	0.82	9.98	9.96	120.22
WRO	Woronoco Bancorp, Inc. of MA	39.55	3,673	145.3	40.50	25.45	38.40	2.99	41.25	9.10	1.55	1.42	21.43	20.94	240.15
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	19.24	1,223	23.5	25.00	17.32	18.60	3.44	-1.38	-15.50	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	15.01	975	14.6	19.36	13.12	15.01	0.00	0.07	4.60	1.04	1.10	13.16	13.16	158.32
ASBP	ASB Financial Corp. of OH	22.50	1,668	37.5	29.24	19.25	23.14	-2.77	14.21	-0.27	1.21	1.19	10.39	10.39	97.53
AABC	Access Anytime Bancorp of NM	14.05	1,227	17.2	14.74	12.12	13.59	3.38	15.92	-1.13	0.95	0.19	13.07	7.62	232.55
AFBC	Advance Fin. Bancorp of WV(8)	25.70	1,398	35.9	26.56	16.54	18.08	42.15	49.42	40.98	1.88	1.51	15.31	10.82	228.39
ALLB	Alliance Bank MHC of PA (20.0)	29.96	3,441	20.6	40.50	22.35	29.00	3.31	27.71	7.00	0.70	0.69	10.18	10.18	111.23
ASBI	Ameriana Bancorp of IN	16.97	3,149	53.4	18.00	14.07	15.75	7.75	13.13	17.03	0.79	1.71	12.43	12.20	136.09
ABCW	Anchor BanCorp Wisconsin of WI	25.74	22,998	592.0	27.13	22.70	25.88	-0.54	5.10	3.37	1.91	1.29	13.38	12.47	166.96
ALFC	Atlantic Liberty Fincl of NY	18.52	1,681	31.1	20.90	16.48	18.41	0.60	0.38	-5.27	0.84	0.84	15.72	15.72	108.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	15.64	5,899	33.5	22.68	13.15	15.59	0.32	-4.87	-15.69	0.11	0.10	6.84	6.38	127.13
BKMU	Bank Mutual Corp of WI	11.60	78,232	907.5	12.60	9.65	11.45	1.31	11.97	1.84	0.33	0.29	9.07	8.33	39.72
BKUNA	BankUnited Fin. Corp. of FL	28.35	30,006	850.7	30.25	20.75	28.40	-0.18	24.29	9.93	1.58	1.46	15.18	14.24	275.35
BRBI	Blue River Bancshares of IN	5.68	3,406	19.3	7.00	4.75	5.97	-4.86	9.65	-8.97	0.10	0.05	4.71	3.66	60.04
BYFC	Broadway Financial Corp. of CA	12.46	1,500	18.7	15.00	11.01	12.45	0.08	1.71	-4.15	1.10	1.02	8.48	8.48	169.12
BRKL	Brookline Bancorp, Inc. of MA*	15.85	59,074	936.3	16.25	13.75	15.09	5.04	2.26	3.32	0.29	0.26	10.09	10.09	27.26
CITZ	CFS Bancorp, Inc of Munster IN	13.53	12,291	166.3	15.20	12.44	13.59	-0.44	-2.73	-8.58	0.25	0.19	12.57	12.45	119.74
CKFB	CKF Bancorp of Danville KY	17.00	1,470	25.0	20.00	12.00	19.00	-10.53	40.15	1.49	1.14	1.14	10.73	9.99	103.31
CAFI	Camco Fin Corp of Cambridge OH	15.28	7,359	112.4	18.51	12.63	15.18	0.66	-11.16	-11.83	0.64	0.45	12.46	12.06	145.23
CFFN	Capitol Fd Fn MHC of KS (29.2)	34.77	73,970	747.5	39.58	28.88	33.92	2.51	18.63	-3.60	0.36	0.36	13.03	13.03	114.20
CEBK	Central Bncrp of Somerville MA*	32.45	1,665	54.0	38.00	26.00	32.50	-0.15	-6.40	-11.12	1.26	1.09	25.61	24.27	305.31
GCFC	Central Federal Corp. of OH	12.90	2,039	26.3	18.00	11.25	13.24	-2.57	5.74	-19.83	-0.91	-0.96	9.15	9.15	63.24
CHFN	Charter Fincl MHC of GA (18.4)	34.85	19,571	124.4	41.00	29.56	33.00	5.61	13.15	-8.29	0.39	0.27	13.34	13.03	54.56
CFSL	Chesterfield Financial of IL(8)	31.11	3,876	120.6	31.25	22.36	31.09	0.06	36.45	30.99	0.51	0.51	19.29	19.17	93.46
CHEV	Cheviot Fin Cp MHC of OH(45.0)	10.95	9,919	48.9	13.75	10.17	10.90	0.46	9.50	9.50	-0.02	0.17	7.72	7.72	28.10
CTZN	Citizens First Bancorp of MI	21.23	8,290	176.0	24.47	20.53	21.26	-0.14	1.10	-6.89	1.17	1.11	19.15	17.52	156.09
CFSB	Citizens First Fin Corp. of IL	24.50	1,499	36.7	28.50	20.00	24.00	2.08	0.41	-3.92	1.06	0.84	22.45	22.45	222.97
CSBC	Citizens South Banking of NC	13.25	7,522	99.7	15.25	12.40	12.98	2.08	-9.31	-5.02	0.36	0.20	11.36	10.34	65.76
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.84	30,530	162.7	14.25	10.50	11.82	0.17	18.40	18.40	0.12	0.13	6.56	6.56	24.91
CFCP	Coastal Fin. Corp. of SC	13.75	15,856	218.0	15.82	10.89	14.54	-5.43	19.57	-5.82	0.87	0.83	4.93	4.93	80.72
CCBI	Commercial Capital Bcrp of CA	22.38	53,126	1,189.0	24.25	10.70	21.50	4.09	104.01	39.35	0.56	0.52	10.97	4.13	89.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 3, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
CFFC	Community Fin. Corp. of VA	18.80	2,079	39.1	24.70	17.31	19.63	-4.23	9.62	-4.81	1.62	1.62	14.03	14.02	170.87
CIBI	Community Inv. Bncp. Inc of OH	14.27	1,097	15.7	17.00	13.00	14.27	0.00	6.41	-4.68	0.80	0.73	12.21	12.21	110.80
DCOM	Dime Community Bancshars of NY*	17.06	37,304	636.4	21.51	15.33	16.78	1.67	5.24	-16.82	1.33	1.27	7.22	5.72	93.01
DFBS	Dutchfork Bancshares Inc of SC(8)	40.72	1,126	45.9	43.25	33.20	40.72	0.00	20.47	5.77	1.24	1.81	27.48	27.48	180.19
ESBF	ESB Financial Corp. of PA	13.06	10,717	140.0	16.89	10.63	12.97	0.69	-13.22	-18.88	0.87	0.76	8.31	7.61	127.07
ESBK	Elmira Svgs Bank, FSB of NY*	29.84	1,084	32.3	33.35	25.45	29.00	2.90	12.22	5.03	2.30	1.79	18.63	18.16	289.26
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	25.43	6,893	175.3	30.44	15.95	25.43	0.00	34.76	20.81	1.23	1.17	13.23	13.23	111.57
FFDF	FFD Financial Corp of Dover OH	14.00	1,207	16.9	16.50	13.00	14.91	-6.10	-3.05	-5.08	0.70	0.35	14.18	14.18	113.18
FFLC	FFLC Bancorp of Leesburg FL	27.01	5,405	146.0	30.95	24.26	26.83	0.67	-7.37	-6.05	1.68	1.58	14.89	14.89	187.05
FFWC	FFW Corporation of Wabash IN	22.00	1,285	28.3	26.12	20.14	22.00	0.00	5.62	0.00	1.92	1.52	18.87	18.11	186.09
FMCO	FMS Fin Corp. of Burlington NJ	16.34	6,501	106.2	20.50	15.06	16.01	2.06	-11.44	-9.22	1.11	1.11	10.05	9.60	190.77
FFHH	FSF Financial Corp. of MN(8)	34.80	2,386	83.0	35.00	28.01	34.73	0.20	12.26	14.10	1.82	0.77	21.64	19.63	214.09
FSBI	Fidelity Bancorp, Inc. of PA	21.99	2,668	58.7	24.35	19.75	21.85	0.64	6.39	-6.39	1.68	1.45	14.94	13.86	238.29
FFFL	Fidelity Bankshares, Inc of FL	37.69	15,130	570.2	38.45	25.70	35.90	4.99	37.10	20.03	1.27	1.32	12.50	12.36	224.89
FFED	Fidelity Fed. Bancorp of IN(8)	1.54	11,000	16.9	2.55	1.32	1.63	-5.52	-6.10	-2.53	0.02	-0.01	1.42	1.42	17.52
FBTC	First BancTrust Corp of IL	12.50	2,500	31.3	13.75	11.05	12.50	0.00	11.41	3.05	0.61	0.44	10.30	10.30	88.49
FBEI	First Bancorp of Indiana of IN	20.70	1,624	33.6	23.40	19.05	20.01	3.45	4.76	3.14	0.87	0.43	18.83	17.57	145.78
FBSI	First Bancshares, Inc. of MO	20.24	1,658	33.6	22.15	16.82	19.28	4.98	20.76	-3.62	1.35	1.27	16.71	16.41	161.76
FCAP	First Capital, Inc. of IN	20.56	2,817	57.9	25.00	19.00	20.50	0.29	2.80	-2.10	1.24	1.25	15.57	13.45	148.33
FCFL	First Community Bk Corp of FL	21.99	2,115	46.5	26.19	14.00	21.60	1.81	77.34	43.73	0.82	0.76	10.65	10.45	101.69
FDEF	First Defiance Fin. Corp of OH	26.10	6,318	164.9	30.65	22.01	25.47	2.47	0.42	0.77	1.92	1.37	19.70	16.64	169.86
FFFS	First Fed Serv MHC of IL(45.0)	13.00	3,920	22.9	13.50	11.00	13.00	0.00	30.00	30.00	0.48	0.48	9.08	9.08	34.47
FFBH	First Fed. Bancshares of AR	20.71	5,195	107.6	21.50	17.36	20.50	1.02	18.68	1.02	1.40	1.26	14.35	14.35	137.18
FTFC	First Fed. Capital Corp. of WI(8)	29.67	22,517	668.1	30.40	19.76	29.51	0.54	42.03	31.52	1.62	0.70	12.63	8.62	163.64
FFBI	First Federal Bancshares of IL	20.40	1,310	26.7	36.00	20.35	22.00	-7.27	-35.79	-42.05	1.71	1.65	16.43	15.21	234.90
FFSX	First Federal Bankshares of IA	22.87	3,740	85.5	25.24	20.00	22.95	-0.35	2.19	-7.26	1.49	1.26	19.34	14.32	169.32
FFBZ	First Federal Bncrp, Inc of OH(8)	13.10	3,286	43.0	15.00	7.67	13.09	0.08	66.03	44.43	0.56	0.48	6.97	6.97	78.57
FFCH	First Fin. Holdings Inc. of SC	30.60	12,382	378.9	33.14	25.75	30.45	0.49	8.32	-2.14	2.03	1.81	13.18	11.36	198.02
FFHS	First Franklin Corp. of OH	20.35	1,646	33.5	21.48	15.26	20.50	-0.73	10.00	13.24	0.69	0.41	14.32	14.32	165.72
FKFS	First Keystone Fin., Inc of PA	22.30	1,926	42.9	29.00	22.25	22.50	-0.89	-8.98	-18.32	1.35	0.70	14.63	14.63	293.33
CASH	First Midwest Fin., Inc. of IA	21.00	2,497	52.4	24.75	20.26	21.10	-0.47	-3.40	-2.78	1.70	1.92	17.95	16.59	303.38
FMSB	First Mutual Bncshrs Inc of WA*	24.35	5,277	128.5	26.45	17.29	24.21	0.58	36.41	9.34	1.66	1.47	10.38	10.38	182.62
FNFG	First Niagara Fin. Group of NY*	13.06	83,686	1,092.9	15.90	11.49	12.44	4.98	-15.19	-12.76	0.43	0.42	8.70	7.33	42.89
FNFI	First Niles Fin., Inc. of OH	18.50	1,376	25.5	19.50	15.60	18.00	2.78	15.26	4.23	0.76	0.64	11.19	11.19	70.69
FPTB	First PacTrust Bancorp of CA	23.83	4,696	111.9	24.33	19.53	23.60	0.97	16.59	6.77	1.01	1.00	16.66	16.66	141.61
FPFC	First Place Fin. Corp. of OH	18.57	15,141	281.2	20.00	16.44	18.92	-1.85	8.60	-4.92	0.93	0.64	14.74	9.83	148.41
FBNW	FirstBank NW Corp. of WA	28.25	2,965	83.8	31.05	24.50	27.47	2.84	0.89	-6.92	1.73	1.30	23.50	16.48	247.10
FFIC	Flushing Fin. Corp. of NY*	18.32	19,228	352.3	19.50	13.49	17.63	3.91	22.13	0.22	1.18	1.17	7.80	7.59	105.47
FKKY	Frankfort First Bancorp of KY	23.86	1,267	30.2	26.36	19.79	23.98	-0.50	16.90	14.71	0.80	0.80	13.95	13.95	108.90
FBTX	Franklin Bank Corp of TX	16.19	21,225	343.6	20.70	14.33	15.76	2.73	11.66	-14.79	0.59	0.50	11.98	9.15	144.65
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	19.85	1,146	22.7	25.98	17.00	22.00	-9.77	15.41	-9.32	1.42	1.39	16.18	16.18	208.47
GSLA	GS Financial Corp. of LA	18.72	1,299	24.3	20.00	17.73	18.52	1.08	-0.16	-3.70	0.40	0.19	21.86	21.86	161.27
GTPS	Great American Bancorp of IL	25.60	735	18.8	36.75	23.00	25.10	1.99	-22.78	-26.88	1.67	1.57	23.09	22.43	213.96
PEDE	Great Pee Dee Bancorp of SC	15.50	1,812	28.1	18.10	15.05	15.50	0.00	-3.06	-11.93	0.68	0.62	14.60	14.00	86.60
GAFC	Greater Atlant. Fin Corp of VA	6.01	3,012	18.1	8.31	5.78	6.08	-1.15	-17.67	-26.26	-0.04	-3.12	6.38	5.96	167.48
GCBC	Green Co Bcrp MHC of NY (43.9)	31.60	2,054	28.5	36.00	27.75	32.81	-3.69	5.69	-4.82	1.42	1.42	14.52	14.52	138.55
HFFC	HF Financial Corp. of SD	16.07	3,533	56.8	18.25	14.05	15.55	3.34	-0.99	-1.71	1.13	0.85	14.37	12.97	233.01
HMNF	HMN Financial, Inc. of MN	26.80	4,457	119.4	28.19	20.00	26.28	1.98	29.72	10.33	2.20	1.66	18.20	17.26	205.09
HARB	Harbor Florida Bancshrs of FL	31.02	23,788	737.9	31.84	25.29	30.75	0.88	14.42	4.30	1.66	1.52	11.68	11.51	108.97
HARL	Harleysville Svgs Fin Cp of PA	28.64	2,292	65.6	34.50	25.51	27.54	3.99	14.56	-4.21	2.06	1.91	18.88	18.88	308.86
HWFG	Harrington West Fncl Grp of CA	16.30	5,269	85.9	18.00	12.08	16.40	-0.61	33.94	17.86	1.53	1.46	9.29	8.35	199.36
HIFS	Hingham Inst. for Sav. of MA*	42.00	2,081	87.4	44.97	35.82	41.75	0.60	5.00	1.11	2.80	2.77	20.26	20.26	252.79
HCFC	Home City Fin. Corp. of OH	15.31	824	12.6	18.25	13.99	16.16	-5.26	8.97	-11.25	0.79	0.78	15.03	14.67	185.99
HWEN	Home Financial Bancorp of IN	5.75	1,356	7.8	6.40	4.79	4.95	16.16	8.49	-8.87	0.24	0.33	5.21	5.21	44.04
HLFC	Home Loan Financial Corp of OH	19.51	1,691	33.0	21.25	16.35	19.50	0.05	19.33	1.35	1.12	1.11	13.46	13.46	93.15
HFBC	HopFed Bancorp, Inc. of KY	16.49	3,637	60.0	18.50	16.00	16.54	-0.30	0.86	-4.35	1.09	0.98	12.75	11.20	160.10
HRZB	Horizon Financial Corp. of WA*	19.58	10,303	201.7	22.56	16.14	19.30	1.45	14.17	11.82	1.24	1.06	10.44	10.39	85.17
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	35.04	187,157	2,262.9	40.38	28.86	34.50	1.57	19.71	-8.22	1.16	1.10	6.88	6.88	99.76
HRBT	Hudson River Bancorp Inc of NY(8)	18.52	30,430	563.6	21.44	15.55	17.75	4.34	11.10	-5.12	1.08	1.08	9.36	7.06	85.76
ICBC	Independence Comm Bnk Cp of NY	40.13	83,392	3,346.5	41.58	33.41	38.94	3.06	18.41	11.57	1.99	1.98	25.78	11.28	216.06
IFSB	Independence FSB of DC(8)	20.56	1,552	31.9	25.49	17.50	20.45	0.54	17.49	-11.61	-0.15	-1.58	12.88	12.88	129.78
JXSB	Jcksnville Bcp MHC of IL(46.8)	15.25	1,952	13.9	20.00	13.20	15.25	0.00	0.00	-9.55	0.35	0.25	9.86	8.30	136.17
JFBI	Jefferson Bancshares Inc of TN	13.09	8,386	109.8	15.09	11.30	12.73	2.83	-2.24	-5.14	0.15	0.46	11.26	11.26	36.76
KFED	K-Fed Bancorp of CA MHC (39.1)	13.45	14,549	76.5	14.00	10.47	13.34	0.82	34.50	34.50	0.16	0.17	5.86	5.86	63.42
KNBT	KNBT Bancorp, Inc. of PA	16.76	28,854	483.6	17.99	14.17	16.79	-0.18	67.60	-4.66	-0.33	0.34	13.79	12.21	71.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 3, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
Financial Institution		Share(1) ($)	anding (000)	ization(9) ($Mil)	High ($)	Low ($)	Week ($)	Week (%)	Ago(2) (%)	2000(2) (%)	EPS(3) ($)	EPS(3) ($)	Share ($)	Share(4) ($)	Share ($)
NASDAQ Listed OTC Companies (continued)															
LSBX	LSB Corp of No. Andover MA*	19.69	4,307	84.8	19.69	15.00	17.70	11.24	23.06	13.75	1.41	2.01	13.23	13.23	110.58
LSBI	LSB Fin. Corp. of Lafayette IN	23.55	1,363	32.1	28.00	22.00	23.58	-0.13	-0.17	-14.36	2.21	1.72	21.21	21.21	251.44
LARL	Laurel Capital Group Inc of PA	22.00	1,929	42.4	25.98	19.13	21.05	4.51	8.59	-11.11	0.94	0.92	14.27	12.32	156.17
LNCB	Lincoln Bancorp of IN	18.44	4,430	81.7	21.52	16.12	18.25	1.04	-4.01	-7.57	0.77	0.74	18.18	17.70	131.19
MAFB	MAF Bancorp, Inc. of IL	42.46	32,668	1,387.1	44.95	37.29	42.09	0.88	8.62	1.34	2.92	2.65	27.74	19.32	286.97
MFBC	MFB Corp. of Mishawaka IN	28.56	1,329	38.0	35.00	26.75	30.50	-6.36	1.89	-6.24	2.02	1.30	26.87	26.87	322.00
MASB	MassBank Corp. of Reading MA*	36.57	4,393	160.7	44.27	32.05	34.94	4.67	-1.38	-14.97	1.73	1.48	24.51	24.26	223.18
MTXC	Matrix Bancorp, Inc. of CO	11.97	6,520	78.0	13.90	8.00	10.75	11.35	31.39	29.41	0.64	1.13	11.38	11.38	266.38
MFLR	Mayflower Co-Op. Bank of MA*	18.11	2,052	37.2	21.00	12.67	18.35	-1.31	33.06	20.65	0.94	0.54	8.70	8.65	101.66
MCBF	Monarch Community Bncrp of MI	14.25	2,710	38.6	17.21	12.57	13.90	2.52	-5.19	-11.55	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	23.00	4,949	113.8	29.21	20.94	23.05	-0.22	-13.04	-8.40	1.49	1.31	18.64	18.45	165.37
MYST	Mystic Financial, Inc. of MA(8)*	40.10	1,570	63.0	40.47	23.31	38.50	4.16	71.66	32.65	1.02	0.51	17.65	17.65	272.88
NASB	NASB Fin, Inc. of Grandview MO	36.21	8,458	306.3	44.50	33.08	38.24	-5.31	-2.11	-13.60	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	29.32	2,075	60.8	35.67	24.45	29.25	0.24	17.23	-13.38	2.89	2.09	19.75	13.90	291.52
NTBK	NetBank, Inc. of Alpharetta GA	10.89	46,673	508.3	14.83	9.83	10.65	2.25	-13.57	-18.43	0.73	-1.19	9.22	7.73	110.89
NABC	NewAlliance Bancshares of CT	13.76	114,159	1,570.8	15.72	12.92	13.69	0.51	37.60	37.60	-0.15	0.25	12.29	7.95	55.98
NMIL	Newmil Bancorp, Inc. of CT*	28.64	4,208	120.5	29.85	24.26	27.75	3.21	18.10	-1.41	1.89	1.83	12.64	10.60	173.66
FFFD	North Central Bancshares of IA	37.99	1,563	59.4	39.25	34.90	36.80	3.23	5.47	3.12	3.53	3.53	26.37	23.19	288.05
NEIB	Northeast Indiana Bncrp of IN	21.28	1,468	31.2	22.93	18.12	21.85	-2.61	2.70	1.14	1.13	1.04	18.07	18.07	153.34
NEPF	Northeast PA Fin. Corp of PA	17.17	4,172	71.6	20.00	15.70	17.10	0.41	9.36	-10.62	-0.07	-0.15	13.77	11.22	211.06
NWSB	Northwest Bcrp MHC of PA(41.4)	21.91	47,960	434.9	26.67	16.56	21.68	1.06	31.43	2.67	1.05	0.97	10.42	7.46	120.49
OCFC	OceanFirst Fin. Corp of NJ	22.81	13,244	302.1	28.00	21.30	23.13	-1.38	-14.34	-15.99	1.37	0.83	10.23	10.12	140.24
ONFC	Oneida Fincl MHC of NY (42.4)	12.00	7,488	38.1	17.65	8.74	11.86	1.18	-24.67	-18.59	0.40	0.34	6.52	4.74	57.53
PBNC	PFS Bancorp Inc. of Aurora IN	21.91	1,474	32.3	22.86	17.55	21.53	1.76	23.79	11.50	0.57	0.57	18.42	18.42	84.66
PHSB	PHSB Financial Corp. of PA(8)	26.67	2,903	77.4	26.95	17.60	26.55	0.45	44.08	24.05	1.02	0.49	15.65	15.65	111.27
PVFC	PVF Capital Corp. of Solon OH	14.80	7,026	104.0	16.34	11.65	14.90	-0.67	10.53	1.02	1.07	0.45	8.86	8.86	105.55
PPBI	Pacific Premier Bncrp of CA(8)	11.05	5,255	58.1	15.25	6.71	11.00	0.45	48.12	-0.36	1.09	1.27	7.88	7.88	80.63
PBCI	Pamrapo Bancorp, Inc. of NJ	22.89	4,975	113.9	29.60	19.45	22.43	2.05	13.65	-9.70	1.60	1.60	10.68	10.68	129.39
PFED	Park Bancorp of Chicago IL	31.60	1,145	36.2	35.05	26.58	31.34	0.83	16.22	8.74	2.27	2.06	26.09	26.09	236.49
PVSA	Parkvale Financial Corp of PA	25.75	5,581	143.7	30.73	24.63	25.36	1.54	-0.89	-4.10	1.79	1.67	18.76	16.76	288.92
PRTR	Partners Trust Fin. Grp. of NY	9.95	27,743	276.0	21.27	9.35	10.27	-3.12	-11.00	-42.91	0.60	0.58	11.00	5.29	78.67
PBHC	Pathfinder BC MHC of NY (35.3)*	16.08	2,448	13.9	21.00	14.77	16.08	0.00	-4.51	-12.89	0.61	0.42	8.61	6.74	122.52
PFSB	PennFed Fin. Services of NJ	30.42	6,788	206.5	36.95	27.80	29.68	2.49	6.03	-9.19	1.78	1.73	17.44	17.24	280.24
PFDC	Peoples Bancorp of Auburn IN	22.52	3,371	75.9	28.00	21.50	22.10	1.90	-1.66	-6.17	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	34.27	93,700	1,337.4	34.36	19.82	32.16	6.56	66.76	57.93	1.88	0.65	12.34	11.15	113.76
PCBI	Peoples Community Bcrp. of OH	23.52	3,899	91.7	24.50	19.83	23.01	2.22	7.15	4.53	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	15.80	1,433	22.6	18.50	13.25	16.44	-3.89	17.04	-0.50	0.67	0.67	12.18	12.18	95.46
PFSL	Pocahontas Bancorp, Inc. of AR	17.24	4,571	78.8	18.11	12.75	17.35	-0.63	35.11	8.16	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	11.21	39,638	444.3	12.42	8.04	11.03	1.63	28.26	5.75	0.24	0.29	8.64	6.83	44.97
PROV	Provident Fin. Holdings of CA	25.02	7,092	177.4	26.00	19.92	23.34	7.20	22.77	3.47	2.37	0.79	15.51	15.49	185.99
PULB	Pulaski Fin Cp of St. Louis MO	18.02	5,474	98.6	20.44	14.31	17.97	0.28	23.00	6.75	1.03	0.31	7.05	6.95	103.51
RPFG	Ranier Pacific Fin Group of WA	18.00	8,442	152.0	18.35	15.22	18.04	-0.22	80.00	13.07	-0.24	-0.31	12.92	12.89	90.10
RIVR	River Valley Bancorp of IN	21.85	1,599	34.9	30.25	19.55	22.25	-1.80	8.60	-25.76	1.58	1.20	13.82	13.80	161.64
RVSB	Riverview Bancorp, Inc. of WA	20.59	4,790	98.6	21.83	18.30	20.80	-1.01	11.24	-3.15	1.51	1.52	13.83	11.76	107.59
ROME	Rome Bncp Inc MHC of NY (38.5)*	28.70	4,233	46.8	36.00	24.05	29.00	-1.03	12.55	-7.60	0.36	0.45	8.40	8.40	62.68
SVBI	Severn Bancorp, Inc. of MD	36.59	4,159	152.2	37.70	26.05	32.76	11.69	35.52	14.52	2.88	2.75	13.08	13.00	149.27
SFFS	Sound Fed Bancorp, Inc. of NY	14.00	12,550	175.7	17.35	12.51	14.05	-0.36	-11.39	-10.20	0.51	0.51	9.96	8.85	72.88
SSFC	South Street Fin. Corp. of NC*	10.24	3,068	31.4	10.95	9.13	10.80	-5.19	0.49	-1.92	0.29	0.29	8.29	8.29	68.99
SMBC	Southern Missouri Bncrp of MO	15.21	2,252	34.3	17.50	12.75	15.25	-0.26	10.62	9.82	1.28	1.29	11.52	10.25	138.50
STSA	Sterling Financial Corp of WA	33.85	22,615	765.5	35.42	24.89	33.23	1.87	29.64	8.81	1.90	1.85	18.05	11.46	276.77
STBI	Sturgis Bancorp, Inc. of MI	14.00	2,730	38.2	15.87	11.50	14.25	-1.75	21.74	-1.34	0.82	0.50	10.74	8.83	107.72
SYNF	Synergy Financial Group of NJ	10.39	12,452	129.4	11.50	6.93	10.17	2.16	48.85	3.38	0.31	0.31	8.39	8.33	64.26
THRD	TF Fin. Corp. of Newtown PA	27.45	2,887	79.2	35.47	26.30	27.47	-0.07	-12.86	-19.74	-1.31	-1.22	19.84	18.24	216.37
TONE	TierOne Corp. of Lincoln NE	21.13	18,286	386.4	25.37	19.77	20.73	1.93	-6.09	-7.97	1.29	1.18	14.42	14.42	123.33
TSBK	Timberland Bancorp, Inc. of WA	22.94	3,892	89.3	24.95	21.00	22.76	0.79	-4.38	1.10	1.46	1.40	18.44	18.44	112.46
TRST	TrustCo Bank Corp NY of NY	12.90	74,191	957.1	14.25	11.80	12.89	0.08	-1.53	-1.90	0.74	0.63	2.89	2.89	38.40
UCBC	Union Community Bancorp of IN	17.96	1,988	35.7	19.60	16.53	17.90	0.34	8.98	2.86	1.00	1.00	17.06	15.67	131.56
UCFC	United Community Fin. of OH	11.43	31,165	356.2	13.99	9.53	11.31	1.06	15.57	0.18	0.69	0.55	7.84	6.65	70.07
UPFCB	United PanAm Fin. Corp of CA	17.00	16,164	274.8	19.64	14.20	16.44	3.41	1.49	1.86	0.97	0.94	6.90	6.90	104.19
UTBI	United Tenn. Bankshares of TN	17.90	1,202	21.5	20.00	13.20	17.30	3.47	26.50	10.63	1.70	1.65	14.21	13.58	102.69
WSFS	WSFS Financial Corp. of DE(8)*	50.34	7,016	353.2	52.42	41.45	49.36	1.99	14.75	12.24	3.47	3.30	25.33	25.17	342.07
WVFC	WVS Financial Corp. of PA	17.70	2,497	44.2	19.98	16.00	17.52	1.03	-1.67	1.14	0.97	0.97	11.83	11.83	160.26
WSBI	Warwick Community Bncrp of NY(8)*	32.45	4,499	146.0	35.30	28.17	32.31	0.43	8.24	-5.67	0.22	0.17	15.11	14.60	159.58
WFSL	Washington Federal, Inc. of WA	25.77	78,444	2,021.5	26.44	22.13	25.54	0.90	7.33	-0.12	1.72	1.72	13.98	13.23	92.86
WAYN	Wayne Savings Bancshares of OH	15.95	3,770	60.1	21.00	13.71	15.65	1.92	14.01	-11.39	0.65	0.62	11.15	10.76	102.51

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 3, 2004

ıtion	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
ΓC Companies (continued)														
Financial Corp of PA(8)	27.97	33,402	934.3	28.15	18.55	27.66	1.12	46.90	28.95	1.02	0.78	11.86	11.23	162.95
r Fed MHC of IA (39.0)	13.50	3,772	19.9	17.25	11.50	13.50	0.00	13.45	-3.57	0.30	0.30	5.99	5.96	27.78
a. Corp. of Wells MN	27.15	1,161	31.5	34.79	22.16	26.75	1.50	-0.37	-9.50	2.32	1.14	24.40	24.40	192.38
rove Bancorp Inc of PA	17.00	9,884	168.0	18.78	14.85	16.21	4.87	1.98	-4.28	0.62	0.52	10.50	10.40	93.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of September 3, 2004

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(149)	10.11	9.28	0.81	8.86	5.44	0.68	7.12	0.62	171.95	0.97	17.04	149.35	14.69	163.82	19.20	0.46	2.16	34.20
NYSE Traded Companies(11)	7.31	6.62	1.20	16.37	7.99	0.92	12.44	0.41	185.62	0.98	13.29	193.01	14.15	217.66	14.49	0.57	1.71	20.41
AMEX Traded Companies(9)	8.21	8.12	0.80	9.00	5.56	0.64	7.18	0.35	249.21	0.76	15.42	151.75	12.42	153.29	16.89	0.50	2.21	29.77
NASDAQ Listed OTC Companies(129)	10.49	9.60	0.77	8.14	5.19	0.66	6.61	0.66	166.35	0.98	17.56	145.03	14.88	159.27	19.86	0.45	2.20	36.08
California Companies(13)	7.89	7.17	1.10	14.42	7.05	0.81	10.69	0.26	344.79	1.22	14.18	186.25	14.64	187.42	17.48	0.42	1.37	20.36
Florida Companies(7)	7.66	7.33	0.98	11.94	5.25	0.96	11.71	0.34	267.38	0.83	20.21	226.72	17.45	238.87	20.98	0.25	0.96	18.40
Mid-Atlantic Companies(33)	9.22	8.10	0.77	9.09	4.98	0.67	6.77	0.31	214.77	1.06	17.48	154.00	14.57	178.05	19.58	0.46	2.19	38.93
Mid-West Companies(68)	10.59	9.94	0.80	8.05	5.77	0.66	6.64	0.85	126.09	0.89	17.24	134.75	14.06	145.48	19.44	0.51	2.51	39.45
New England Companies(4)	12.55	9.23	0.49	6.87	4.23	0.66	6.93	0.12	437.64	0.91	17.83	148.32	17.04	190.96	20.94	0.62	2.09	41.38
North-West Companies(6)	12.45	11.12	1.01	8.78	5.13	0.94	8.18	0.31	218.24	1.19	15.70	150.78	18.49	183.45	16.99	0.49	2.09	34.06
South-East Companies(14)	12.35	11.90	0.66	6.62	3.98	0.49	4.34	0.75	115.85	0.97	14.97	140.90	15.92	147.95	17.54	0.45	2.30	32.10
South-West Companies(3)	6.95	4.80	0.49	6.27	5.20	0.24	2.86	0.30	109.28	0.44	21.12	121.32	8.62	180.66	32.38	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.27	4.27	0.24	5.90	5.35	0.43	10.41	2.55	23.70	0.80	18.70	105.18	4.49	105.18	10.59	0.00	0.00	0.00
Thrift Strategy(140)	10.24	9.44	0.79	8.59	5.34	0.67	6.89	0.63	166.10	0.96	17.23	147.47	14.72	159.93	19.12	0.47	2.21	35.40
Mortgage Banker Strategy(7)	7.54	6.00	1.07	13.95	7.22	0.92	12.18	0.36	289.63	1.07	14.19	185.96	14.12	244.43	18.29	0.28	1.12	14.70
Real Estate Strategy(2)	8.39	8.39	1.06	12.51	7.23	0.44	5.26	1.47	38.75	0.69	13.83	167.04	14.02	167.04	32.89	0.27	1.82	25.23
Companies Issuing Dividends(135)	10.38	9.56	0.82	8.91	5.51	0.70	7.43	0.62	176.13	0.95	16.89	148.79	14.99	162.09	19.15	0.50	2.33	37.19
Companies Without Dividends(14)	6.69	5.76	0.61	8.29	4.60	0.38	3.24	0.64	113.39	1.22	19.09	156.31	10.90	184.97	19.95	0.00	0.00	0.00
Equity/Assets <6%(13)	5.16	4.81	0.64	11.23	6.72	0.37	5.56	0.60	143.08	0.72	15.54	161.28	8.46	172.63	27.22	0.26	1.32	17.91
Equity/Assets 6-12%(101)	8.82	8.15	0.88	9.95	5.94	0.72	8.17	0.65	172.32	1.02	16.49	156.10	13.80	172.55	18.87	0.50	2.19	32.34
Equity/Assets >12%(35)	15.57	14.14	0.68	4.91	3.57	0.67	4.76	0.53	180.95	0.90	20.18	126.11	19.52	135.35	21.65	0.43	2.38	49.82
Converted Last 3 Mths (no MHC)(1)	13.98	6.72	0.76	5.45	6.03	0.74	5.27	0.24	233.62	0.91	16.58	90.45	12.65	188.09	17.16	0.24	2.41	40.00
Actively Traded Companies(10)	8.51	7.19	1.10	13.30	6.51	1.16	13.98	0.52	138.51	0.89	15.66	187.58	15.75	231.14	14.63	0.57	2.05	26.67
Market Value Below $20 Million(12)	8.38	7.90	0.43	4.72	4.04	0.15	-0.66	0.83	81.84	0.74	17.13	112.30	9.34	124.15	16.46	0.26	1.74	30.92
Holding Company Structure(147)	10.11	9.28	0.80	8.78	5.40	0.67	7.06	0.62	171.95	0.97	17.11	149.18	14.67	163.76	19.27	0.46	2.16	34.30
Assets Over $1 Billion(52)	9.36	7.96	0.96	11.73	5.95	0.81	9.62	0.52	203.57	1.07	16.02	173.30	15.80	198.92	18.65	0.44	1.83	27.73
Assets $500 Million-$1 Billion(35)	8.91	8.30	0.74	8.37	5.36	0.57	5.68	0.42	210.70	0.92	17.48	148.58	13.10	160.77	20.23	0.48	2.14	37.26
Assets $250-$500 Million(31)	10.78	10.13	0.79	7.95	6.17	0.74	7.21	0.81	129.29	0.94	16.18	128.80	13.60	138.96	17.56	0.47	2.34	37.62
Assets less than $250 Million(31)	12.24	12.00	0.63	5.24	3.92	0.53	4.34	0.89	99.20	0.87	19.43	128.38	15.70	131.68	20.75	0.47	2.58	40.38
Goodwill Companies(99)	9.86	8.64	0.80	8.80	5.27	0.66	6.79	0.54	192.56	1.00	16.99	150.23	14.55	171.70	19.13	0.47	2.13	34.35
Non-Goodwill Companies(50)	10.63	10.63	0.82	8.99	5.82	0.72	7.81	0.79	128.91	0.89	17.14	147.51	14.97	147.51	19.33	0.46	2.21	33.90
Acquirors of FSLIC Cases(6)	8.86	8.35	1.04	11.92	6.34	1.18	13.55	0.64	100.43	0.78	16.20	176.40	15.63	188.20	14.50	0.56	2.02	23.26

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 3, 2004

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(23)	11.80	10.87	1.04	10.38	5.51	1.01	9.95	0.13	372.65	1.01	18.35	177.05	19.85	186.23	20.33	0.53	2.37	40.42
NYSE Traded Companies(3)	15.81	11.31	1.32	9.61	4.72	1.60	12.09	0.12	376.55	0.77	23.25	161.30	24.53	134.80	22.51	0.62	2.95	57.38
AMEX Traded Companies(2)	8.34	8.04	0.82	9.37	6.20	0.70	7.93	0.29	274.47	1.11	17.29	156.66	13.37	162.59	19.90	0.42	1.56	25.64
NASDAQ Listed OTC Companies(18)	11.72	11.22	1.03	10.64	5.52	0.98	9.94	0.11	399.59	1.03	17.70	182.21	20.11	193.28	20.04	0.53	2.40	40.06
Mid-Atlantic Companies(9)	12.25	9.89	1.21	11.64	5.78	1.26	11.86	0.17	293.08	0.82	19.70	184.01	20.92	203.38	20.31	0.54	2.69	49.14
New England Companies(10)	12.10	11.83	0.95	9.41	5.38	0.90	8.81	0.12	373.11	1.14	18.11	170.80	20.07	178.04	21.05	0.55	2.05	36.04
North-West Companies(3)	8.97	8.94	1.26	14.44	6.58	1.09	12.61	0.07	768.20	1.31	15.23	211.07	18.16	211.52	17.52	0.44	2.07	31.81
South-East Companies(1)	12.02	12.02	0.41	3.50	2.83	0.41	3.50	0.00	0.00	0.39	NM	123.52	14.84	123.52	NM	0.40	3.91	0.00
Thrift Strategy(22)	11.80	10.87	1.04	10.38	5.51	1.01	9.95	0.13	372.65	1.01	18.35	177.05	19.85	186.23	20.33	0.53	2.37	40.42
Companies Issuing Dividends(23)	11.80	10.87	1.04	10.38	5.51	1.01	9.95	0.13	372.65	1.01	18.35	177.05	19.85	186.23	20.33	0.53	2.37	40.42
Equity/Assets <6%(1)	5.68	5.68	1.00	17.06	6.82	0.88	15.11	0.12	768.20	1.11	14.67	234.59	13.33	234.59	16.56	0.36	1.48	21.69
Equity/Assets 6-12%(16)	8.50	8.10	1.00	11.52	6.23	0.95	10.74	0.15	325.13	0.99	16.93	182.86	15.32	195.39	19.47	0.57	2.19	35.81
Equity/Assets >12%(6)	18.86	16.82	1.12	7.18	3.96	1.16	7.65	0.11	351.68	1.03	23.17	156.81	29.25	156.41	23.65	0.47	2.84	57.78
Actively Traded Companies(5)	10.32	10.20	1.05	9.78	5.75	1.08	10.02	0.04	486.83	1.17	18.33	163.92	16.88	165.81	19.58	0.65	2.24	40.09
Holding Company Structure(20)	12.62	11.53	1.05	10.01	5.30	1.06	9.99	0.13	358.76	1.01	18.94	174.08	20.84	184.63	20.00	0.51	2.41	41.96
Assets Over $1 Billion(9)	16.21	14.15	1.20	9.94	4.77	1.24	10.38	0.15	297.88	0.93	21.17	183.63	27.25	200.54	21.39	0.47	2.43	48.18
Assets $500 Million-$1 Billion(9)	8.55	8.28	0.97	11.47	6.12	0.87	10.27	0.13	470.31	1.02	17.19	180.11	15.11	188.08	19.57	0.59	2.04	35.03
Assets $250-$500 Million(3)	9.20	9.12	1.09	11.31	7.43	1.28	12.39	0.13	258.21	1.47	13.47	154.50	14.06	156.57	13.23	0.64	2.59	34.96
Assets less than $250 Million(2)	10.29	10.26	0.66	7.19	4.01	0.47	4.87	0.04	0.00	0.79	19.27	165.84	16.33	166.44	33.54	0.40	3.06	42.55
Goodwill Companies(16)	10.59	9.31	1.05	10.63	5.68	0.99	9.86	0.16	302.09	0.96	19.22	178.12	18.20	191.21	21.83	0.55	2.36	43.27
Non-Goodwill Companies(7)	14.94	14.94	1.01	9.74	5.06	1.08	10.20	0.06	690.15	1.13	14.54	174.27	24.15	174.27	13.84	0.47	2.38	28.09

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 3, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	15.52	14.97	0.63	4.65	2.20	0.64	4.56	0.48	190.46	0.82	25.05	207.61	30.81	222.29	23.97	0.51	2.35	38.09
BIF-Insured Thrifts(5)	10.59	10.07	0.93	9.74	3.28	0.69	7.05	0.49	136.16	0.88	24.93	250.05	30.56	270.41	31.85	0.66	2.36	64.88
AMEX Traded Companies(2)	16.49	16.49	0.80	4.65	2.63	0.74	4.30	0.60	135.11	1.14	NM	181.29	29.67	181.29	NM	0.33	1.88	71.20
NASDAQ Listed OTC Companies(17)	13.95	13.35	0.70	6.14	2.46	0.65	5.32	0.47	178.98	0.80	25.00	221.51	30.87	239.44	25.94	0.57	2.41	43.21
California Companies(1)	9.24	9.24	0.25	2.73	1.19	0.27	2.90	0.00	0.00	0.49	NM	229.52	21.21	229.52	NM	0.00	0.00	0.00
Mid-Atlantic Companies(10)	11.69	10.94	0.71	6.88	2.78	0.69	6.49	0.56	185.96	0.79	25.94	223.60	27.33	248.13	25.57	0.47	2.20	59.36
Mid-West Companies(5)	18.81	18.55	0.61	3.54	1.81	0.73	3.84	0.36	150.23	0.60	27.08	186.38	33.38	192.42	27.08	0.64	2.92	0.00
New England Companies(2)	12.81	12.28	1.14	10.68	4.01	0.58	4.93	0.33	196.63	1.16	18.23	235.88	29.39	250.70	NM	0.78	2.58	65.94
South-East Companies(1)	24.45	23.88	0.74	3.13	1.12	0.52	2.17	0.58	108.08	2.08	NM	261.24	63.87	267.46	NM	1.00	2.87	0.00
Thrift Strategy(18)	14.41	13.89	0.66	5.39	2.31	0.66	5.18	0.49	171.23	0.82	26.13	213.47	30.78	228.61	25.94	0.51	2.29	47.37
Diversified Strategy(1)	10.85	9.80	1.56	16.71	5.49	0.54	5.78	0.33	207.39	0.99	18.23	277.71	30.12	307.35	NM	1.16	3.38	61.70
Companies Issuing Dividends(17)	13.80	13.19	0.69	6.13	2.49	0.63	5.25	0.51	164.23	0.88	24.65	220.88	30.89	238.81	25.57	0.61	2.63	61.01
Companies Without Dividends(2)	17.79	17.79	0.85	4.79	2.44	0.86	4.88	0.10	312.41	0.45	27.08	186.35	29.46	186.35	27.08	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.70	0.09	1.33	0.17	191.96	0.65	NM	228.65	12.30	245.14	NM	0.50	3.20	0.00
Equity/Assets 6-12%(10)	9.23	8.30	0.75	8.22	3.21	0.60	6.56	0.62	114.92	0.84	24.65	224.64	23.00	253.87	25.57	0.66	2.49	49.38
Equity/Assets >12%(8)	21.57	21.48	0.73	3.76	1.80	0.80	4.01	0.37	237.80	0.85	27.08	207.05	42.73	207.97	27.08	0.41	2.07	47.47
Holding Company Structure(16)	13.99	13.41	0.70	5.78	2.47	0.70	5.52	0.53	136.11	0.88	26.13	214.60	30.33	231.76	25.94	0.57	2.52	53.29
Assets Over $1 Billion(5)	12.45	11.64	0.95	9.91	3.15	0.68	7.20	0.36	106.68	0.84	23.10	254.02	35.55	283.84	27.22	1.07	3.25	56.50
Assets $500 Million-$1 Billion(4)	13.93	13.84	0.39	2.67	1.36	0.38	2.58	0.17	346.95	0.70	NM	208.18	27.42	212.30	NM	0.26	1.50	35.09
Assets $250-$500 Million(7)	12.30	11.48	0.53	5.28	2.47	0.60	5.20	0.74	134.15	0.99	26.20	217.27	25.67	238.70	22.25	0.44	2.20	58.72
Assets less than $250 Million(3)	22.04	22.00	1.14	5.50	2.88	1.13	5.46	0.48	198.39	0.62	27.08	179.03	39.00	179.41	27.08	0.31	2.34	36.11
Goodwill Companies(8)	12.06	10.77	0.73	6.67	2.97	0.52	4.57	0.58	148.15	1.09	23.86	216.09	27.28	251.95	22.59	0.61	3.04	57.66
Non-Goodwill Companies(11)	15.79	15.79	0.69	5.48	2.13	0.75	5.68	0.41	193.21	0.65	26.51	217.81	33.26	217.81	27.06	0.50	1.85	45.01
MHC Institutions(19)	14.22	13.68	0.71	5.99	2.48	0.66	5.21	0.48	173.49	0.83	25.00	217.04	30.74	232.98	25.94	0.55	2.35	48.80
MHC Converted Last 3 Months(1)	26.34	26.34	1.46	6.86	3.69	1.46	6.86	0.10	312.41	0.41	27.08	143.17	37.71	143.17	27.08	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 3, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
Financial Institution		(%)	(%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.14	5.31	0.89	13.98	7.12	0.87	13.61	0.14	269.48	0.65	14.05	203.70	12.51	235.47	14.44	1.00	2.75	38.61
BBX	BankAtlantic Bancorp of FL	8.12	6.50	1.44	16.30	6.88	1.67	18.90	0.27	319.02	1.18	14.54	246.54	20.01	307.97	12.53	0.13	0.72	10.40
CFB	Commercial Federal Corp. of NE	6.41	4.90	0.66	10.73	7.32	0.87	14.22	0.59	140.18	1.18	13.67	147.29	9.45	192.71	10.32	0.54	1.95	26.60
DSL	Downey Financial Corp. of CA	6.63	6.60	0.72	9.87	5.89	0.52	7.20	0.28	83.69	0.26	16.97	161.60	10.71	162.18	23.27	0.40	0.73	12.46
FED	FirstFed Financial Corp. of CA	7.96	7.84	1.33	15.10	8.53	1.30	14.80	0.02	NA	1.52	11.72	173.31	13.79	175.87	11.97	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.93	5.93	1.84	32.18	15.48	0.93	16.19	0.82	42.44	0.38	6.46	186.99	11.09	186.99	12.85	1.00	4.61	29.76
GDW	Golden West Fin. Corp. of CA	7.05	7.05	1.45	19.96	7.19	1.44	19.86	0.41	75.87	0.33	13.92	252.23	17.78	252.23	13.99	0.40	0.37	5.13
GPT	GreenPoint Fin. Corp. of NY(8)*	7.56	6.04	1.91	23.72	7.64	0.61	7.56	0.86	34.84	0.46	13.08	300.67	22.73	NM	NM	1.20	2.68	35.09
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.29	8.32	-0.74	-9.24	0.73	46.66	0.48	12.02	201.22	14.65	207.83	NM	1.28	3.68	44.29
NYB	New York Community Bcrp of NY*	12.62	4.13	1.80	14.97	6.14	2.44	20.29	0.14	232.44	0.66	16.30	191.47	24.16	NM	12.02	1.00	4.55	74.07
PFB	PFF Bancorp, Inc. of Pomona CA	8.87	8.83	1.24	13.83	6.77	1.17	13.01	NA	NA	0.97	14.76	194.03	17.20	194.84	15.69	0.80	2.14	31.62
PFS	Provident Fin. Serv. Inc of NJ*	19.00	18.48	0.84	4.26	3.31	0.77	3.90	0.09	520.66	0.88	30.20	131.13	24.91	134.80	33.00	0.24	1.35	40.68
SOV	Sovereign Bancorp, Inc. of PA	7.83	4.68	1.03	13.20	6.62	0.92	11.76	0.43	169.15	1.21	15.11	180.72	14.16	302.59	16.95	0.12	0.54	8.16
WES	Westcorp of Irvine CA	8.17	8.17	1.15	16.59	7.73	1.15	16.59	0.39	524.09	2.66	12.93	175.48	14.34	175.55	12.93	0.56	1.35	17.45
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.42	8.97	0.85	8.45	4.59	0.80	7.97	0.25	282.21	1.16	21.79	184.46	17.37	193.59	23.10	0.48	1.25	27.27
BFD	BostonFed Bancorp, Inc. of MA(8)	5.50	4.51	0.27	4.80	2.38	-0.08	-1.41	NA	NA	1.14	NM	202.33	11.13	246.65	NM	0.64	1.54	64.65
CNY	Carver Bancorp, Inc. of NY	7.58	7.58	0.87	11.35	11.04	0.84	10.96	0.34	216.05	1.09	9.06	100.00	7.58	100.00	9.38	0.28	1.53	13.86
EFC	EFC Bancorp, Inc of Elgin IL	8.38	8.38	0.78	9.01	5.96	0.74	8.48	0.27	160.40	0.53	16.78	148.86	12.48	148.86	17.83	0.61	2.39	40.13
FDT	Federal Trust Corp of FL	5.31	5.31	0.65	11.44	5.63	0.58	10.20	0.70	93.79	0.77	17.76	198.78	10.56	198.78	19.93	0.08	0.98	17.39
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.73	0.85	4.51	0.86	84.36	0.95	NM	168.54	30.69	168.54	NM	0.26	1.97	72.22
NBN	Northeast Bancorp of Auburn ME*	7.26	7.11	0.78	10.28	7.81	0.60	7.88	0.32	266.72	1.06	12.80	128.86	9.36	131.60	16.70	0.36	1.88	24.00
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.61	-0.93	-11.08	NA	NA	0.92	NM	113.35	8.32	119.78	NM	0.60	3.74	NM
TSH	Teche Hlding Cp of N Iberia LA	9.99	9.99	1.07	10.24	7.03	1.05	10.04	0.35	165.21	0.83	14.23	145.44	14.53	145.44	14.51	0.84	2.27	32.31
WSB	Washington SB, FSB of Bowie MD	9.94	9.94	1.99	19.42	10.93	1.54	15.05	NA	NA	0.55	9.15	171.29	17.02	171.29	11.81	0.28	2.55	23.33
WFD	Westfield Finl MHC of MA(46.5)*	14.76	14.76	0.72	4.65	2.53	0.63	4.08	0.33	185.86	1.33	NM	194.05	28.65	194.05	NM	0.40	1.78	70.18
WFI	Winton Financial Corp. of OH(8)	8.30	8.28	0.87	10.52	5.10	0.68	8.22	1.01	42.60	0.47	19.62	206.41	17.14	206.83	25.12	0.45	2.18	42.86
WRO	Woronoco Bancorp, Inc. of MA	8.92	8.72	0.69	7.23	3.92	0.64	6.62	0.07	610.61	0.60	25.52	184.55	16.47	188.87	27.85	0.80	2.02	51.61
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.63	-0.67	-5.79	1.36	39.95	0.79	NM	114.73	13.04	118.04	NM	0.60	3.12	NM
AMFC	AMB Fin. Corp. of Munster IN	8.31	8.31	0.67	8.15	6.93	0.71	8.62	1.29	36.13	0.58	14.43	114.06	9.48	114.06	13.65	0.24	1.60	23.08
ASBP	ASB Financial Corp. of OH	10.65	10.65	1.29	12.19	5.38	1.27	11.98	0.66	93.11	0.78	18.60	216.55	23.07	216.55	18.91	0.60	2.67	49.59
AABC	Access Anytime Bancorp of NM	5.62	3.28	0.53	7.58	6.76	0.11	1.52	0.29	157.72	0.65	14.79	107.50	6.04	184.38	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	6.70	4.74	0.81	12.84	7.32	0.65	10.31	0.61	82.35	0.60	13.67	167.86	11.25	237.52	17.02	0.40	1.56	21.28
ALLB	Alliance Bank MHC of PA (20.0)	9.15	9.15	0.63	6.84	2.34	0.63	6.74	1.42	47.09	1.22	NM	294.30	26.94	294.30	NM	0.36	1.20	51.43
ASBI	Ameriana Bancorp of IN	9.13	8.96	0.58	6.36	4.66	1.26	13.77	1.69	43.87	1.63	21.48	136.52	12.47	139.10	9.92	0.64	3.77	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.01	7.47	1.18	14.64	7.42	0.80	9.89	0.50	149.02	0.89	13.48	192.38	15.42	206.42	19.95	0.50	1.94	26.18
ALFC	Atlantic Liberty Fincl of NY	14.46	14.46	0.88	5.42	4.54	0.88	5.42	0.09	355.23	0.52	22.05	117.81	17.04	117.81	22.05	0.28	1.51	33.33
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.70	0.09	1.33	0.17	191.96	0.65	NM	228.65	12.30	245.14	NM	0.50	3.20	NM
BKMU	Bank Mutual Corp of WI	22.83	20.97	0.86	4.56	2.84	0.76	4.01	0.29	151.26	0.77	NM	127.89	29.20	139.26	NM	0.20	1.72	60.61
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.17	0.64	10.50	5.57	0.59	9.70	0.25	115.06	0.44	17.94	186.76	10.30	199.09	19.42	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.84	6.10	0.21	2.33	1.76	0.10	1.17	1.76	44.04	1.05	NM	120.59	9.46	155.19	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.01	5.01	0.71	11.26	8.83	0.66	10.44	0.03	NA	0.57	11.33	146.93	7.37	146.93	12.22	0.20	1.61	18.18
BRKL	Brookline Bancorp, Inc. of MA*	37.01	37.01	1.13	2.84	1.83	1.01	2.54	0.02	NA	1.43	NM	157.09	58.14	157.09	NM	0.34	2.15	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.50	10.40	0.20	1.98	1.85	0.15	1.50	1.66	46.23	1.12	NM	107.64	11.30	108.67	NM	0.44	3.25	NM
CKFB	CKF Bancorp of Danville KY	10.39	9.67	1.15	11.20	6.71	1.15	11.20	1.01	41.20	0.47	14.91	158.43	16.46	170.17	14.91	0.60	3.53	52.63
CAFI	Camco Fin Corp of Cambridge OH	8.58	8.30	0.45	5.04	4.19	0.31	3.54	1.31	39.39	0.66	23.88	122.63	10.52	126.70	33.96	0.58	3.80	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.41	11.41	0.31	2.74	1.04	0.31	2.74	0.15	34.83	0.10	NM	266.85	30.45	266.85	NM	2.00	5.75	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	3.88	0.37	4.25	NA	NA	1.01	25.75	126.71	10.63	133.70	29.77	0.48	1.48	38.10
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.05	-1.72	-9.76	0.58	61.92	0.59	NM	140.98	20.40	140.98	NM	0.36	2.79	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.45	23.88	0.74	3.13	1.12	0.52	2.17	0.58	108.08	2.08	NM	261.24	63.87	267.46	NM	1.00	2.87	NM
CFSL	Chesterfield Financial of IL(8)	20.64	20.51	0.54	2.67	1.64	0.54	2.67	0.10	361.94	0.89	NM	161.28	33.29	162.28	NM	0.32	1.03	62.75
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.47	27.47	-0.07	-0.26	-0.18	0.61	2.21	0.15	179.02	0.38	NM	141.84	38.97	141.84	NM	0.20	1.83	NM
CTZN	Citizens First Bancorp of MI	12.27	11.22	0.84	6.18	5.51	0.79	5.87	0.63	158.17	1.18	18.15	110.86	13.60	121.18	19.13	0.36	1.70	30.77
CFSB	Citizens First Fin Corp. of IL	10.07	10.07	0.46	4.78	4.33	0.36	3.79	0.99	94.52	1.27	23.11	109.13	10.99	109.13	29.17	0.40	1.63	37.74
CSBC	Citizens South Banking of NC	17.27	15.72	0.55	3.13	2.72	0.30	1.74	0.20	288.18	0.97	NM	116.64	20.15	128.14	NM	0.26	1.96	72.22
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.33	26.33	0.49	1.83	1.01	0.53	1.98	0.02	663.04	0.32	NM	180.49	47.53	180.49	NM	0.12	1.01	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.13	18.09	6.33	1.08	17.26	NA	NA	1.36	15.80	278.90	17.03	278.90	16.57	0.18	1.31	20.69
CCBI	Commercial Capital Bcrp of CA	12.29	4.63	1.32	15.09	2.50	1.22	14.02	0.12	646.27	1.00	NM	204.01	25.06	NM	NM	0.16	0.71	28.57
CFFC	Community Fin. Corp. of VA	8.21	8.21	1.03	11.91	8.62	1.03	11.91	0.74	106.41	0.94	11.60	134.00	11.00	134.09	11.60	0.40	2.13	24.69

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 3, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
CIBI	Community Inv. Bncp, Inc of OH	11.02	11.02	0.72	6.73	5.61	0.66	6.14	0.75	66.89	0.63	17.84	116.87	12.88	116.87	19.55	0.36	2.52	45.00
DCOM	Dime Community Bancshars of NY*	7.76	6.15	1.54	17.90	7.80	1.47	17.09	0.04	NA	0.60	12.83	236.29	18.34	298.25	13.43	0.56	3.28	42.11
DFBS	Dutchfork Bancshares Inc of SC(8)	15.25	15.25	0.64	4.41	3.05	0.94	6.44	0.25	94.64	0.92	32.84	148.18	22.60	148.18	22.50	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.54	5.99	0.69	9.60	6.66	0.60	8.39	0.21	139.07	1.20	15.01	157.16	10.28	171.62	17.18	0.40	3.06	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	6.44	6.28	0.85	11.53	7.71	0.66	8.97	0.24	258.21	0.98	12.97	160.17	10.32	164.32	16.67	0.76	2.55	33.04
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	11.86	11.86	1.10	9.33	4.84	1.05	8.88	NA	NA	1.37	20.67	192.21	22.79	192.21	21.74	0.44	1.73	35.77
FFDF	FFD Financial Corp of Dover OH	12.53	12.53	0.62	4.97	5.00	0.31	2.49	0.49	118.80	0.69	20.00	98.73	12.37	98.73	NM	0.42	3.00	60.00
FFLC	FFLC Bancorp of Leesburg FL	7.96	7.96	0.95	11.72	6.22	0.89	11.03	0.67	86.61	0.69	16.08	181.40	14.44	181.40	17.09	0.52	1.93	30.95
FFWC	FFW Corporation of Wabash IN	10.14	9.73	1.03	10.53	8.73	0.81	8.33	0.94	114.37	1.85	11.46	116.59	11.82	121.48	14.47	0.68	3.09	35.42
FMCO	FMS Fin Corp. of Burlington NJ	5.27	5.03	0.59	11.49	6.79	0.59	11.49	0.47	78.69	1.08	14.72	162.59	8.57	170.21	14.72	0.12	0.73	10.81
FFHH	FSF Financial Corp. of MN(8)	10.11	9.17	0.83	8.41	5.23	0.35	3.56	1.43	23.34	0.44	19.12	160.81	16.25	177.28	NM	1.40	4.02	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.27	5.82	0.71	10.90	7.64	0.62	9.41	NA	NA	1.02	13.09	147.19	9.23	158.66	15.17	0.48	2.18	28.57
FFFL	Fidelity Bankshares, Inc of FL	5.56	5.50	0.62	10.40	3.37	0.65	10.81	NA	NA	0.51	29.68	301.52	16.76	304.94	28.55	0.40	1.06	31.50
FFED	Fidelity Fed. Bancorp of IN(8)	8.11	8.11	0.13	1.54	1.30	-0.06	-0.77	0.53	68.80	0.65	NM	108.45	8.79	108.45	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.64	11.64	0.68	5.79	4.88	0.49	4.17	1.25	79.48	1.93	20.49	121.36	14.13	121.36	28.41	0.24	1.92	39.34
FBEI	First Bancorp of Indiana of IN	12.92	12.05	0.69	4.71	4.20	0.34	2.33	0.39	112.89	0.72	23.79	109.93	14.20	117.81	NM	0.58	2.80	66.67
FBSI	First Bancshares, Inc. of MO	10.33	10.14	0.83	8.32	6.67	0.78	7.83	0.97	46.78	0.72	14.99	121.13	12.51	123.34	15.94	0.16	0.79	11.85
FCAP	First Capital, Inc. of IN	10.50	9.07	0.86	7.97	6.03	0.86	8.03	1.16	51.82	0.79	16.58	132.05	13.86	152.86	16.45	0.60	2.92	48.39
FCFL	First Community Bk Corp of FL	10.47	10.28	0.92	8.45	3.73	0.86	7.84	0.05	NA	1.26	26.82	206.48	21.62	210.43	28.93	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.60	9.80	1.16	9.77	7.36	0.83	6.97	0.28	312.07	1.16	13.59	132.49	15.37	156.85	19.05	0.80	3.07	41.67
FFFS	First Fed Serv MHC of IL(45.0)	26.34	26.34	1.46	6.86	3.69	1.46	6.86	0.10	312.41	0.41	27.08	143.17	37.71	143.17	27.08	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR	10.46	10.46	1.04	9.80	6.76	0.94	8.82	0.48	48.94	0.29	14.79	144.32	15.10	144.32	16.44	0.44	2.12	31.43
FTFC	First Fed. Capital Corp. of WI(8)	7.72	5.27	1.08	14.12	5.46	0.47	6.10	0.33	116.85	0.53	18.31	234.92	18.13	344.20	NM	0.60	2.02	37.04
FFBI	First Federal Bancshares of IL	6.99	6.48	0.69	5.75	8.38	0.67	5.55	0.55	54.59	0.69	11.93	124.16	8.68	134.12	12.36	0.44	2.16	25.73
FFSX	First Federal Bankshares of IA	11.42	8.46	0.88	7.88	6.52	0.74	6.66	NA	NA	0.99	15.35	118.25	13.51	159.71	18.15	0.40	1.75	26.85
FFBZ	First Federal Bncrp, Inc of OH(8)	8.87	8.87	0.75	8.24	4.27	0.65	7.06	0.48	148.18	0.80	23.39	187.95	16.67	187.95	27.29	0.24	1.83	42.86
FFCH	First Fin. Holdings Inc. of SC	6.66	5.74	1.05	15.27	6.63	0.94	13.62	0.53	113.45	0.81	15.07	232.17	15.45	269.37	16.91	0.88	2.88	43.35
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.39	0.25	2.82	NA	NA	0.72	29.49	142.11	12.28	142.11	NM	0.32	1.57	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	6.05	0.24	4.25	0.55	68.72	0.71	16.52	152.43	7.60	152.43	31.86	0.44	1.97	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.40	8.10	0.62	10.61	0.12	583.41	1.32	12.35	116.99	6.92	126.58	10.94	0.52	2.48	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.68	5.68	1.00	17.06	6.82	0.88	15.11	0.12	768.20	1.11	14.67	234.59	13.33	234.59	16.56	0.36	1.48	21.69
FNFG	First Niagara Fin. Group of NY*	20.28	17.09	1.05	5.72	3.29	1.03	5.59	0.27	301.93	1.31	30.37	150.11	30.45	178.17	31.10	0.32	2.45	74.42
FNPI	First Niles Fin., Inc. of OH	15.83	15.83	1.06	6.39	4.11	0.89	5.38	1.09	71.51	1.78	24.34	165.33	26.17	165.33	28.91	0.60	3.24	NM
FPTB	First PacTrust Bancorp of CA	11.76	11.76	0.77	5.69	4.24	0.76	5.63	NA	NA	0.70	23.59	143.04	16.83	143.04	23.83	0.44	1.85	43.56
FPFC	First Place Fin. Corp. of OH	9.93	6.62	0.80	7.28	5.01	0.55	5.01	0.65	112.87	1.07	19.97	125.98	12.51	188.91	29.02	0.56	3.02	60.22
FBNW	FirstBank NW Corp. of WA	9.51	6.67	0.91	9.49	6.12	0.69	7.13	0.35	252.89	1.29	16.33	120.21	11.43	171.42	21.73	0.68	2.41	39.31
FFIC	Flushing Fin. Corp. of NY*	7.40	7.20	1.18	15.45	6.44	1.17	15.31	0.21	152.15	0.47	15.53	234.87	17.37	241.37	15.66	0.36	1.97	30.51
FKKY	Frankfort First Bancorp of KY	12.81	12.81	0.73	5.67	3.35	0.73	5.67	NA	NA	0.07	29.83	171.04	21.91	171.04	29.83	1.12	4.69	NM
FBTX	Franklin Bank Corp of TX	8.28	6.33	0.44	4.96	3.64	0.37	4.21	0.31	60.83	0.22	27.44	135.14	11.19	176.94	32.38	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	7.76	7.76	0.70	9.09	7.15	0.68	8.89	1.08	67.72	1.11	13.98	122.68	9.52	122.68	14.28	0.50	2.52	35.21
GSLA	GS Financial Corp. of LA	13.55	13.55	0.24	1.75	2.14	0.12	0.83	0.56	51.87	0.70	NM	85.64	11.61	85.64	NM	0.40	2.14	NM
GTPS	Great American Bancorp of IL	10.79	10.48	0.76	6.99	6.52	0.72	6.57	0.04	NA	1.05	15.33	110.87	11.96	114.13	16.31	0.44	1.72	26.35
PEDE	Great Pee Dee Bancorp of SC	16.86	16.17	0.82	4.70	4.39	0.74	4.29	NA	NA	1.33	22.79	106.16	17.90	110.71	25.00	0.62	4.00	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.67	-1.81	-45.09	0.24	124.18	0.56	NM	94.20	3.59	100.84	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.48	10.48	1.08	9.89	4.49	1.08	9.89	NA	NA	0.83	22.25	217.63	22.81	217.63	22.25	0.84	2.66	59.15
HFFC	HF Financial Corp. of SD	6.17	5.57	0.50	7.92	7.03	0.38	5.96	0.27	158.46	0.55	14.22	111.83	6.90	123.90	18.91	0.43	2.68	38.05
HMNF	HMN Financial, Inc. of MN	8.87	8.42	1.15	12.22	8.21	0.87	9.22	0.38	224.52	1.06	12.18	147.25	13.07	155.27	16.14	0.88	3.28	40.00
HARB	Harbor Florida Bancshrs of FL	10.72	10.56	1.62	14.77	5.35	1.49	13.52	0.09	722.43	0.94	18.69	265.58	28.47	269.50	20.41	0.64	2.06	38.55
HARL	Harleysville Svgs Fin Cp of PA	6.11	6.11	0.69	11.32	7.19	0.64	10.50	0.04	685.12	0.60	13.90	151.69	9.27	151.69	14.99	0.80	2.79	38.83
HWFG	Harrington West Fncl Grp of CA	4.66	4.19	0.84	16.96	9.39	0.80	16.19	NA	NA	0.86	10.65	175.46	8.18	195.21	11.16	0.40	2.45	26.14
HIFS	Hingham Inst. for Sav. of MA*	8.01	8.01	1.20	14.21	6.67	1.18	14.06	0.09	612.10	0.78	15.00	207.31	16.61	207.31	15.16	0.72	1.71	25.71
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	5.16	0.42	5.36	NA	NA	0.63	19.38	101.86	8.23	104.36	19.63	0.44	2.87	55.70
HWEN	Home Financial Bancorp of IN	11.83	11.83	0.53	4.76	4.17	0.73	6.55	2.57	25.13	0.80	23.96	110.36	13.06	110.36	17.42	0.12	2.09	50.00
HLFC	Home Loan Financial Corp of OH	14.45	14.45	1.26	8.64	5.74	1.25	8.56	1.48	21.85	0.39	17.42	144.95	20.94	144.95	17.58	0.77	3.95	68.75
HFBC	HopFed Bancorp, Inc. of KY	7.96	7.00	0.74	8.37	6.61	0.67	7.52	0.16	318.37	0.85	15.13	129.33	10.30	147.23	16.83	0.48	2.91	44.04
HRZB	Horizon Financial Corp. of WA*	12.26	12.20	1.52	11.82	6.33	1.30	10.10	0.02	NA	1.50	15.79	187.55	22.99	188.45	18.47	0.52	2.66	41.94
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	6.90	6.90	1.28	16.18	3.31	1.21	15.34	0.14	100.42	0.27	30.21	NM	35.12	NM	31.85	0.72	2.05	62.07
HRBT	Hudson River Bancorp Inc of NY(8)	10.91	8.23	1.28	11.92	5.83	1.28	11.92	0.70	221.31	2.38	17.15	197.86	21.60	262.32	17.15	0.36	1.94	33.33
ICBC	Independence Comm Bnk Cp of NY	11.93	5.22	1.50	13.67	4.96	1.49	13.60	0.38	152.01	0.93	20.17	155.66	18.57	355.76	20.27	0.96	2.39	48.24
IFSB	Independence FSB of DC(8)	9.92	9.92	-0.12	-1.16	-0.73	-1.22	-12.27	0.74	38.17	0.48	NM	159.63	15.84	159.63	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.24	6.10	0.26	3.38	2.30	0.18	2.42	1.05	74.67	1.60	NM	154.67	11.20	183.73	NM	0.30	1.97	NM
JFBI	Jefferson Bancshares Inc of TN	30.63	30.63	0.39	1.95	1.15	1.18	5.97	0.54	151.62	1.31	NM	116.25	35.61	116.25	28.46	0.20	1.53	NM
KFED	K-Fed Bancorp of CA MHC (39.1)	9.24	9.24	0.25	2.73	1.19	0.27	2.90	NA	NA	0.49	NM	229.52	21.21	229.52	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	19.34	17.13	-0.48	-2.42	-1.97	0.49	2.49	0.22	195.26	0.97	NM	121.54	23.51	137.26	NM	0.20	1.19	NM
LSBX	LSB Corp of No. Andover MA*	11.96	11.96	1.33	11.08	7.16	1.90	15.80	0.02	NA	1.96	13.96	148.83	17.81	148.83	9.80	0.52	2.64	36.88
LSBI	LSB Fin. Corp. of Lafayette IN	8.44	8.44	0.93	10.85	9.38	0.72	8.45	1.63	48.65	0.88	10.66	111.03	9.37	111.03	13.69	0.60	2.55	27.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 3, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
LARL	Laurel Capital Group Inc of PA	9.14	7.89	0.58	6.61	4.27	0.57	6.47	0.58	115.06	1.17	23.40	154.17	14.09	178.57	23.91	0.80	3.64	NM
LNCB	Lincoln Bancorp of IN	13.86	13.49	0.59	4.29	4.18	0.57	4.13	0.85	77.53	0.89	23.95	101.43	14.06	104.18	24.92	0.52	2.82	67.53
MAFB	MAF Bancorp, Inc. of IL	9.67	6.73	1.19	12.34	6.88	1.08	11.20	0.33	111.46	0.51	14.54	153.06	14.80	219.77	16.02	0.84	1.98	28.77
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	7.07	0.40	5.00	0.78	160.96	1.55	14.14	106.29	8.87	106.29	21.97	0.48	1.68	23.76
MASB	MassBank Corp. of Reading MA*	10.98	10.87	0.76	6.88	4.73	0.65	5.89	0.04	361.56	0.59	21.14	149.20	16.39	150.74	24.71	1.00	2.73	57.80
MTXC	Matrix Bancorp, Inc. of CO	4.27	4.27	0.24	5.90	5.35	0.43	10.41	2.55	23.70	0.80	18.70	105.18	4.49	105.18	10.59	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.56	8.51	0.91	10.88	5.19	0.52	6.25	0.04	NA	1.20	19.27	208.16	17.81	209.36	33.54	0.40	2.21	42.55
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.33	-0.08	-0.50	1.98	37.06	0.96	NM	91.94	13.23	122.95	NM	0.20	1.40	NM
MFSF	MutualFirst Fin. Inc. of IN	11.27	11.16	0.91	7.72	6.48	0.80	6.78	0.57	150.16	0.99	15.44	123.39	13.91	124.66	17.56	0.48	2.09	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.47	6.47	0.37	6.06	2.54	0.19	3.03	NA	NA	0.81	NM	227.20	14.70	227.20	NM	0.46	1.15	45.10
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	8.20	1.32	12.59	1.44	41.56	0.73	12.19	229.32	22.76	234.98	18.96	0.80	2.21	26.94
NHTB	NH Thrift Bancshares of NH	6.77	4.77	1.11	15.26	9.86	0.80	11.03	0.06	NA	0.99	10.15	148.46	10.06	210.94	14.03	0.90	3.07	31.14
NTBK	NetBank, Inc. of Alpharetta GA	8.31	6.97	0.66	7.92	6.70	-1.07	-12.91	2.26	39.31	1.11	14.92	118.11	9.82	140.88	NM	0.08	0.73	10.96
NABC	NewAlliance Bancshares of CT	21.95	14.20	-0.32	-1.89	-1.09	0.54	3.14	0.22	264.67	1.15	NM	111.96	24.58	173.08	NM	0.16	1.16	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.28	6.10	1.13	15.11	6.60	1.10	14.63	0.21	342.96	1.08	15.15	226.58	16.49	270.19	15.65	0.68	2.37	35.98
FFFD	North Central Bancshares of IA	9.15	8.05	1.27	13.54	9.29	1.27	13.54	0.38	186.66	0.81	10.76	144.07	13.19	163.82	10.76	1.00	2.63	28.33
NEIB	Northeast Indiana Bncrp of IN	11.78	11.78	0.74	6.15	5.31	0.68	5.66	1.08	60.79	0.89	18.83	117.76	13.88	117.76	20.46	0.56	2.63	49.56
NEPF	Northeast PA Fin. Corp of PA	6.52	5.32	-0.03	-0.48	-0.41	-0.07	-1.04	0.90	109.07	2.04	NM	124.69	8.14	153.03	NM	0.24	1.40	NM
NWSB	Northwest Bcrp MHC of PA(41.4)	8.65	6.19	0.88	10.81	4.79	0.81	9.99	0.62	82.68	0.78	20.87	210.27	18.18	293.70	22.59	0.48	2.19	45.71
OCFC	OceanFirst Fin. Corp of NJ	7.29	7.22	1.02	13.43	6.01	0.62	8.14	0.19	307.18	0.73	16.65	222.97	16.26	225.40	27.48	0.80	3.51	58.39
ONFC	Oneida Fincl MHC of NY (42.4)	11.33	8.24	0.70	5.98	3.33	0.59	5.08	0.17	316.97	1.09	30.00	184.05	20.86	253.16	NM	0.38	3.17	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.70	3.13	2.60	0.70	3.13	NA	NA	0.72	NM	118.95	25.88	118.95	NM	0.30	1.37	52.63
PHSB	PHSB Financial Corp. of PA(8)	14.06	14.06	0.89	6.33	3.82	0.43	3.04	0.09	526.49	1.19	26.15	170.42	23.97	170.42	NM	0.80	3.00	NM
PVFC	PVF Capital Corp. of Solon OH	8.39	8.39	1.06	12.51	7.23	0.44	5.26	1.47	38.75	0.69	13.83	167.04	14.02	167.04	32.89	0.27	1.82	25.23
PPBI	Pacific Premier Bncrp of CA(8)	9.77	9.77	1.77	19.96	9.86	2.07	23.26	0.67	77.53	0.62	10.14	140.23	13.70	140.23	8.70	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.25	8.25	1.24	15.55	6.99	1.24	15.55	0.23	165.90	0.64	14.31	214.33	17.69	214.33	14.31	0.84	3.67	52.50
PFED	Park Bancorp of Chicago IL	11.03	11.03	0.97	8.73	7.18	0.88	7.92	0.37	58.82	0.35	13.92	121.12	13.36	121.12	15.34	0.72	2.28	31.72
PVSA	Parkvale Financial Corp of PA	6.49	5.80	0.62	9.78	6.95	0.58	9.12	0.49	173.63	1.34	14.39	137.26	8.91	153.64	15.42	0.80	3.11	44.69
PRTR	Partners Trust Fin. Grp. of NY	13.98	6.72	0.76	5.45	6.03	0.74	5.27	0.24	233.62	0.91	16.58	90.45	12.65	188.09	17.16	0.24	2.41	40.00
PBHC	Pathfinder BC MHC of NY (35.3)*	7.03	5.50	0.51	6.92	3.79	0.35	4.76	1.11	55.29	0.98	26.36	186.76	13.12	238.58	NM	0.40	2.49	65.57
PFSB	PennFed Fin. Services of NJ	6.22	6.15	0.66	10.18	5.85	0.65	9.90	0.11	286.39	0.48	17.09	174.43	10.85	176.45	17.58	0.40	1.31	22.47
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.44	0.93	7.29	0.59	70.25	0.56	15.53	119.66	15.38	125.25	16.32	0.72	3.20	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	10.85	9.80	1.56	16.71	5.49	0.54	5.78	0.33	207.39	0.99	18.23	277.71	30.12	307.35	NM	1.16	3.38	61.70
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.10	0.32	4.41	NA	NA	1.72	32.22	122.76	10.76	132.13	33.60	0.60	2.55	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.76	12.76	0.69	5.53	4.24	0.69	5.53	1.43	37.19	0.62	23.58	129.72	16.55	129.72	23.58	0.56	3.54	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	7.13	0.76	10.65	1.00	55.63	1.01	14.02	158.60	11.05	229.87	14.02	0.32	1.86	26.02
PBCP	Provident Bancorp, Inc. of NY	19.21	15.19	0.67	4.55	2.14	0.81	5.50	0.31	316.43	1.75	NM	129.75	24.93	164.13	NM	0.16	1.43	66.67
PROV	Provident Fin. Holdings of CA	8.34	8.33	1.25	15.28	9.47	0.42	5.09	0.08	692.18	0.78	10.56	161.32	13.45	161.52	31.67	0.40	1.60	16.88
PULB	Pulaski Fin Cp of St. Louis MO	6.81	6.71	1.19	15.12	5.72	0.36	4.55	0.65	135.54	0.97	17.50	255.60	17.41	259.28	NM	0.36	2.00	34.95
RPFG	Ranier Pacific Fin Group of WA	14.34	14.31	-0.27	-2.12	-1.33	-0.34	-2.74	0.07	NA	1.81	NM	139.32	19.98	139.64	NM	0.22	1.22	NM
RIVR	River Valley Bancorp of IN	8.55	8.54	1.01	11.33	7.23	0.77	8.61	NA	NA	1.07	13.83	158.10	13.52	158.33	18.21	0.72	3.30	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.85	10.93	1.43	11.53	7.33	1.44	11.60	0.34	259.48	1.16	13.64	148.88	19.14	175.09	13.55	0.62	3.01	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.40	13.40	0.58	4.22	1.25	0.73	5.28	0.52	131.83	0.82	NM	341.67	45.79	341.67	NM	0.60	2.09	NM
SVBI	Severn Bancorp, Inc. of MD	8.76	8.71	2.14	24.41	7.87	2.05	23.31	0.26	327.27	0.87	12.70	279.74	24.51	281.46	13.31	0.40	1.09	13.89
SFFS	Sound Fed Bancorp, Inc. of NY	13.67	12.14	0.73	4.76	3.64	0.73	4.76	0.19	161.28	0.55	27.45	140.56	19.21	158.19	27.45	0.24	1.71	47.06
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.41	3.50	2.83	0.41	3.50	NA	NA	0.39	NM	123.52	14.84	123.52	NM	0.40	3.91	NM
SMBC	Southern Missouri Bncrp of MO	8.32	7.40	0.97	11.14	8.42	0.98	11.23	0.11	592.22	0.79	11.88	132.03	10.98	148.39	11.79	0.36	2.37	28.13
STSA	Sterling Financial Corp of WA	6.52	4.14	0.87	13.56	5.61	0.84	13.20	0.27	268.20	1.19	17.82	187.53	12.23	295.38	18.30	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	9.97	8.20	0.77	7.79	5.86	0.47	4.75	2.01	39.28	1.07	17.07	130.35	13.00	158.55	28.00	0.36	2.57	43.90
SYNF	Synergy Financial Group of NJ	13.06	12.96	0.52	3.68	2.98	0.52	3.68	NA	NA	0.77	33.52	123.84	16.17	124.73	33.52	0.16	1.54	51.61
THRD	TF Fin. Corp. of Newtown PA	9.17	8.43	-0.60	-6.56	-4.77	-0.56	-6.11	0.46	76.24	0.52	NM	138.36	12.69	150.49	NM	0.68	2.48	NM
TONE	TierOne Corp. of Lincoln NE	11.69	11.69	1.06	7.58	6.11	0.97	6.94	0.25	366.68	1.00	16.38	146.53	17.13	146.53	17.91	0.20	0.95	15.50
TSBK	Timberland Bancorp, Inc. of WA	16.40	16.40	1.27	7.53	6.36	1.22	7.22	0.59	152.07	1.16	15.71	124.40	20.40	124.40	16.39	0.60	2.62	41.10
TRST	TrustCo Bank Corp NY of NY	7.53	7.53	1.97	24.03	5.74	1.68	20.45	0.10	NA	4.14	17.43	NM	33.59	NM	20.48	0.60	4.65	NM
UCBC	Union Community Bancorp of IN	12.97	11.91	0.75	5.66	5.57	0.75	5.66	NA	NA	0.52	17.96	105.28	13.65	114.61	17.96	0.60	3.34	60.00
UCFC	United Community Fin. of OH	11.19	9.49	1.04	8.14	6.04	0.83	6.49	0.66	113.54	0.91	16.57	145.79	16.31	171.88	20.78	0.30	2.62	43.48
UPFCE	United PanAm Fin. Corp of CA	6.62	6.62	1.00	15.11	5.71	0.97	14.64	NA	NA	4.52	17.53	246.38	16.32	246.38	18.09	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	13.84	13.22	1.73	12.14	9.50	1.68	11.79	0.50	153.57	1.22	10.53	125.97	17.43	131.81	10.85	0.36	2.01	21.18
WSFS	WSFS Financial Corp. of DE(8)*	7.40	7.36	1.11	12.82	6.89	1.06	12.20	0.24	409.68	1.62	14.51	198.74	14.72	200.00	15.25	0.24	0.48	6.92
WVFC	WVS Financial Corp. of PA	7.38	7.38	0.62	8.02	5.48	0.62	8.02	NA	NA	1.72	18.25	149.62	11.04	149.62	18.25	0.64	3.62	65.98
WSBI	Warwick Community Bncrp of NY(8)*	9.47	9.15	0.13	1.34	0.68	0.10	1.04	0.16	309.64	1.24	NM	214.76	20.33	222.26	NM	0.60	1.85	NM
WFSL	Washington Federal, Inc. of WA	15.05	14.25	1.82	12.68	6.67	1.82	12.68	0.22	158.54	0.51	14.98	184.33	27.75	194.78	14.98	0.84	3.26	48.84
WAYN	Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.59	4.08	0.62	5.34	NA	NA	NA	24.54	143.05	15.56	148.23	25.73	0.48	3.01	73.85
WYPT	Waypoint Financial Corp of PA(8)	7.28	6.89	0.63	8.30	3.65	0.48	6.35	0.36	151.80	1.17	27.42	235.83	17.16	249.07	NM	0.56	2.00	54.90
WCFB	Wbstr Cty Fed MHC of IA (39.0)	21.56	21.45	1.07	5.00	2.22	1.07	5.00	NA	NA	0.51	NM	225.38	48.60	226.51	NM	0.68	5.04	NM
WEFC	Wells Fin. Corp. of Wells MN	12.68	12.68	1.20	9.72	8.55	0.59	4.78	0.10	398.15	0.46	11.70	111.27	14.11	111.27	23.82	0.88	3.24	37.93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 3, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WGBC Willow Grove Bancorp Inc of PA	11.26	11.15	0.72	5.58	3.65	0.60	4.68	NA	NA	0.98	27.42	161.90	18.23	163.46	32.69	0.44	2.59	70.97

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
As of	September 3, 2004	10260.2	1113.6	1,844.5	1493.5	563.3

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	07/30/04	06/30/04	12/31/03	07/31/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,441.2	1,437.8	1,482.3	1,292.7	0.24	-2.77	11.48
MHC Index	2,573.5	2,529.0	2,663.5	2,067.4	1.76	-3.38	24.48
Stock Exchange Indexes							
AMEX Thrifts	563.9	549.8	547.2	448.2	2.57	3.06	25.82
NYSE Thrifts	897.6	899.1	927.9	826.7	-0.16	-3.27	8.58
OTC Thrifts	1,795.8	1,780.5	1,832.1	1,539.3	0.86	-1.98	16.67
Geographic Indexes							
Mid-Atlantic Thrifts	3,421.9	3,438.5	3,767.0	3,078.1	-0.48	-9.16	11.17
Midwestern Thrifts	3,144.4	3,154.5	3,266.1	2,922.0	-0.32	-3.73	7.61
New England Thrifts	1,430.4	1,420.5	1,304.3	1,110.0	0.69	9.67	28.86
Southeastern Thrifts	1,387.1	1,393.0	1,469.6	1,223.9	-0.42	-5.61	13.34
Southwestern Thrifts	1,123.7	1,126.8	1,191.3	963.5	-0.28	-5.68	16.62
Western Thrifts	1,323.2	1,311.8	1,311.9	1,198.7	0.87	0.86	10.38
Asset Size Indexes							
Less than $250M	1,337.6	1,339.8	1,372.1	1,205.3	-0.16	-2.51	10.98
$250M to $500M	3,234.8	3,234.5	3,331.7	2,963.6	0.01	-2.91	9.15
$500M to $1B	1,710.5	1,689.9	1,763.0	1,524.4	1.21	-2.98	12.21
$1B to $5B	2,187.1	2,183.1	2,239.1	1,945.5	0.19	-2.32	12.42
Over $5B	854.2	852.1	879.0	767.1	0.25	-2.82	11.36
Pink Indexes							
Pink Thrifts	383.9	387.2	390.2	333.4	-0.87	-1.63	15.14
Less than $75M	470.4	468.6	409.0	353.4	0.37	15.01	33.10
Over $75M	397.5	401.3	400.5	341.9	-0.93	-0.73	16.26
Comparative Indexes							
Dow Jones Industrials	10,139.7	10,435.48	10,543.92	9,233.8	-2.83	-3.01	9.81
S&P 500	1,101.7	1,140.8	1,111.9	990.3	-3.43	-0.92	11.25

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Massachusetts Thrift Acquisitions 2003-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
07/07/2004	Pending	Brookline Bancorp Inc.	MA	Mystic Financial, Inc.	MA	428,417	6.47	0.39	6.35	0.50	131.20	66.8	39.354	207.56	207.56	37.48	15.60	13.61
06/21/2004	Pending	Banknorth Group Inc.	ME	BostonFed Bancorp, Inc.	MA	1,667,866	5.73	0.19	3.30	NA	NA	194.5	40.555	192.02	233.88	33.24	11.66	13.62
01/26/2004	07/23/2004	Sovereign Bancorp Inc.	PA	Seacoast Financial Services Corporatio	MA	4,476,594	8.55	0.65	7.65	0.38	258.10	1,099.8	35.327	218.07	396.04	33.02	20.54	NA
01/08/2004	07/16/2004	Independent Bank Corp.	MA	Falmouth Bancorp, Inc.	MA	166,118	10.68	0.37	3.48	0.00	NM	36.9	37.560	193.31	193.31	58.69	22.23	14.48
11/25/2003	04/30/2004	Banknorth Group Inc.	ME	Foxborough Savings Bank	MA	231,074	13.02	1.59	12.46	0.00	NA	90.6	100.000	301.03	301.03	22.41	39.20	35.05
10/20/2003	04/29/2004	Seacoast Financial Services	MA	Abington Bancorp, Inc.	MA	950,600	6.15	0.40	6.53	0.26	170.56	137.4	34.000	220.92	266.88	26.98	14.79	14.95
10/06/2003	05/14/2004	Webster Financial Corp.	CT	FIRSTFED AMERICA BANCORP, INC.	MA	2,680,526	7.44	1.00	12.82	0.08	NM	456.5	24.500	207.63	282.91	16.67	17.33	33.84
06/13/2003	02/06/2004	Sovereign Bancorp Inc.	PA	First Essex Bancorp, Inc.	MA	1,755,214	8.23	1.14	13.65	0.29	455.24	402.6	48.014	256.35	285.97	18.54	22.93	23.20
04/17/2003	07/31/2003	Royal Bank of Scotland Group		Port Financial Corp.	MA	1,469,265	8.24	1.03	11.91	0.02	NM	308.4	54.000	224.63	224.63	19.85	20.99	17.69
02/10/2003	09/22/2003	Auburndale Co-operative Bank	MA	Newton South Co-operative Bank	MA	118,756	16.52	1.91	11.92	0.00	NA	NA	NA	NA	NA	NA	NA	NA
				Average:		1,394,443	9.10	0.87	9.01	0.17	253.78			224.61	265.80	29.65	20.59	20.81
				Median:		1,209,933	8.24	0.83	9.78	0.08	455.24			218.07	266.88	26.98	20.54	16.32

Source: SNL Financial, LC.

EXHIBIT IV-5
Georgetown Savings Bank
Director and Senior Management Summary Resumes

Directors:

Robert E. Balletto has been employed with Georgetown Savings Bank since 1982 and has served as Chief Executive Officer since 1988. In July 2004, Mr. Balletto was elected to the Board of Directors of Georgetown Savings Bank and was also appointed President.

James E. Brackbill, Jr., M.D. is retired. Mr. Brackbill was formerly a surgeon practicing in Haverhill, Massachusetts.

Roy C. Carlson is retired. Mr. Carlson was formerly a registered professional engineer for Western Electric (MA), located in North Andover, Massachusetts.

David H. Condon retired from Raytheon Company in December 2003, where he served as a budget and cost accounting manager.

Anthony S. Conte, Jr. is a funeral director for Conte Funeral Homes, Inc., located in Georgetown, Massachusetts.

Hobart B. Esty is President and Treasurer of Ralph A. Esty & Sons, Inc., a wholesale/retail lumber and building supply company, located in Groveland, Massachusetts.

Stephen L. Flynn is the President and owner of Nunan Florist and Greenhouse, Inc., located in Georgetown, Massachusetts.

T. Louis Hamelin is retired. Mr. Hamelin was formerly a salesman in the printing supplies business. Mr. Hamelin is the father of Director Thomas L. Hamelin.

Thomas L. Hamelin is a mechanical engineer for Tokyo Electron MA, Inc., a semi-conductor manufacturing firm, located in Beverly, Massachusetts. Mr. Hamelin is the son of Director T. Louis Hamelin.

Kenneth D. Monaco is manager of Ralph A. Esty & Sons, Inc., a wholesale/retail lumber and building supply company, located in Groveland, Massachusetts.

Calvin H. Pingree is the President and owner of N. Pingree Insurance Agency, Inc., located in Haverhill, Massachusetts.

Arthur J. Rauseo is the owner and operator of Georgetown Shoe & Clothing, located in Georgetown, Massachusetts.

Merton E. Roberts, Jr. is retired. Mr. Roberts was formerly a funeral director in Georgetown, Massachusetts.

Robert P. Rudolph is a partner with the law firm of Rudolph & Arsenault, located in Georgetown, Massachusetts.

Richard F. Spencer retired as Chief of Police for the town of Georgetown, Massachusetts in July 2002.

Edward G. Williams is retired. Mr. Williams was the previous owner and operator of Williams Oil Service, located in Georgetown, Massachusetts. Mr. Williams has been Chairman of the Board of Georgetown Savings Bank since January 2002, and served as President from January 2002 to July 2004.

Source: Georgetown Savings' prospectus.

EXHIBIT IV-6
Georgetown Savings Bank
Pro Forma Regulatory Capital Ratios

	Historical at June 30, 2004		Pro Forma at June 30, 2004, Based upon the Sale of 688,500 Shares at Minimum of Offering Range		810,000 Shares at Midpoint of Offering Range		931,500 Shares at Maximum of Offering Range		1,071,225 Shares at Adjusted Maximum of Offering Range (1)	
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
					(Dollars in Thousands)					
GAAP capital	$ 8,069	6.46%	$ 12,556	9.71%	$ 13,438	10.32%	$ 14,320	10.92%	$ 15,334	11.61%
Tangible capital:										
Tangible capital (4)(7)	$ 8,167	6.70%	$ 12,654	10.01%	$ 13,536	10.63%	$ 14,418	11.25%	$ 15,432	11.94%
Requirement	1,829	1.50	1,897	1.50	1,910	1.50	1,923	1.50	1,938	1.50
Excess	$ 6,338	5.20%	$ 10,757	8.51%	$ 11,626	9.13%	$ 12,495	9.75%	$ 13,494	10.44%
Core capital:										
Core capital (3)(4)(7)	$ 8,167	6.70%	$ 12,654	10.01%	$ 13,536	10.63%	$ 14,418	11.25%	$ 15,432	11.94%
Requirement (5)	4,878	4.00	5,057	4.00	5,093	4.00	5,128	4.00	5,169	4.00
Excess	$ 3,289	2.70%	$ 7,597	6.01%	$ 8,443	6.63%	$ 9,290	7.25%	$ 10,263	7.94%
Tier I Risk based	$ 8,167	11.24%	$ 12,654	17.20%	$ 13,536	18.36%	$ 14,418	19.51%	$ 15,432	20.82%
Requirement	2,906	4.00	2,942	4.00	2,959	4.00	2,956	4.00	2,964	4.00
Excess	$ 5,261	7.24%	$ 9,712	13.20%	$ 10,587	14.36%	$ 11,461	15.51%	$ 12,467	16.82%
Risk-based capital:										
Risk-based capital (4)(6)(7)	$ 9,043	12.45%	$ 13,530	18.40%	$ 14,412	19.55%	$ 15,294	20.69%	$ 16,308	22.01%
Requirement	5,812	8.00	5,884	8.00	5,898	8.00	5,912	8.00	5,929	8.00
Excess	$ 3,231	4.45%	$ 7,646	10.40%	$ 8,514	11.55%	$ 9,381	12.69%	$ 10,379	14.01%
Reconciliation of capital infused into Georgetown Savings Bank:										
Net proceeds			$ 5,342		$ 6,375		$ 7,408		$ 8,595	
Less:										
Common stock acquired by employee stock ownership plan			(551)		(648)		(745)		(857)	
Common stock acquired by stock-based incentive plan			(304)		(358)		(412)		(474)	
Pro forma increase in GAAP and regulatory capital			$ 4,487		$ 5,367		$ 6,251		$ 7,265	

Source: Georgetown Savings' prospectus.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Georgetown Savings Bank
Prices as of September 3, 2004

Valuation Pricing Multiples		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	58.78 x	32.13x	32.47x	20.35x	21.14x	17.60x	16.31x
Price-core earnings multiple	=	P/CE	57.46 x	34.54x	32.92x	23.42x	24.71x	19.55x	17.70x
Price-book ratio	=	P/B	77.42%	100.06%	98.93%	170.79%	170.77%	159.51%	148.88%
Price-tangible book ratio	=	P/TB	77.42%	104.02%	103.94%	173.69%	172.98%	173.56%	162.87%
Price-assets ratio	=	P/A	12.85%	22.51%	22.06%	21.40%	16.99%	17.02%	14.72%

Valuation Parameters

Pre-Conversion Earnings (Y)	$256,000	(Yr End 6/04)	ESOP Stock Purchases (E)	8.00% (4)
Pre-Conversion Core Earnings	$263,000	(Yr End 6/04)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (B)	$8,069,000		ESOP Amortization (T)	15.00 years
Pre-Conv. Tang. Book Value (B)	$8,069,000		Stock Programs Amount (M)	4.00%
Pre-Conversion Assets (A)	$124,858,000		Stock Programs Vesting (N)	5.00 years (4)
Reinvestment Rate: (6/04 1 Yr. T-Bil	2.090%		Fixed Expenses	$500,000
Tax rate (TAX)	35.00%		Variable Expenses	1.00%
A-T Reinvestment Rate(R)	1.36%		Percent Sold	100.00%
Est. Conversion Expenses (2)(X)	3.66%		Foundation Cash Contrib. (C)	$0
Insider Purchases	$750,000		Foundation Stock Contrib. (D)	$0
Price/Share	$10.00		MHC Assets	$0
			Foundation Tax Benefit (Z)	$0

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $18,000,000

2. $V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$ V= $18,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-C-D)}$ V= $18,000,000

Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Aggregate Mark. Val of Stock Issued	Full Value of Total Shares
Supermaximum	0	2,380,500	0	2,380,500	$10.00	$23,805,000	$23,805,000
Maximum	0	2,070,000	0	2,070,000	10.00	20,700,000	$20,700,000
Midpoint	0	1,800,000	0	**1,800,000**	10.00	18,000,000	$18,000,000
Minimum	0	1,530,000	0	1,530,000	10.00	15,300,000	$15,300,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$15,300,000
Less: Estimated Offering Expenses	633,260
Net Conversion Proceeds	$14,666,740

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$14,666,740
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(1,836,000)
Net Proceeds Reinvested	$12,830,740
Estimated net incremental rate of return	1.36%
Earnings Increase	$174,306
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	53,040
Less: Stock Programs Vesting (3)	79,560
Net Earnings Increase	$41,706

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$256,000	$41,706	$297,706
12 Months ended June 30, 2004 (core)	$263,000	$41,706	$304,706

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$8,069,000	$12,830,740	$0	$20,899,740
June 30, 2004 (Tangible)	$8,069,000	$12,830,740	$0	$20,899,740

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$124,858,000	$12,830,740	$0	$137,688,740

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$18,000,000
Less: Estimated Offering Expenses	658,100
Net Conversion Proceeds	$17,341,900

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$17,341,900
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(2,160,000)
Net Proceeds Reinvested	$15,181,900
Estimated net incremental rate of return	1.36%
Earnings Increase	$206,246
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	62,400
Less: Stock Programs Vesting (3)	93,600
Net Earnings Increase	$50,246

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$256,000	$50,246	$306,246
12 Months ended June 30, 2004 (core)	$263,000	$50,246	$313,246

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$8,069,000	$15,181,900	$0	$23,250,900
June 30, 2004 (Tangible)	$8,069,000	$15,181,900	$0	$23,250,900

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$124,858,000	$15,181,900	$0	$140,039,900

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$20,700,000
Less: Estimated Offering Expenses	682,940
Net Conversion Proceeds	$20,017,060

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$20,017,060
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(2,484,000)
Net Proceeds Reinvested	$17,533,060
Estimated net incremental rate of return	1.36%
Earnings Increase	$238,187
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	71,760
Less: Stock Programs Vesting (3)	107,640
Net Earnings Increase	$58,787

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$256,000	$58,787	$314,787
12 Months ended June 30, 2004 (core)	$263,000	$58,787	$321,787

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$8,069,000	$17,533,060	$0	$25,602,060
June 30, 2004 (Tangible)	$8,069,000	$17,533,060	$0	$25,602,060

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$124,858,000	$17,533,060	$0	$142,391,060

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$23,805,000
Less: Estimated Offering Expenses	711,506
Net Conversion Proceeds	$23,093,494

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$23,093,494
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(2,856,600)
Net Proceeds Reinvested	$20,236,894
Estimated net incremental rate of return	1.36%
Earnings Increase	$274,918
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	82,524
Less: Stock Programs Vesting (3)	123,786
Net Earnings Increase	$68,608

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$256,000	$68,608	$324,608
12 Months ended June 30, 2004 (core)	$263,000	$68,608	$331,608

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$8,069,000	$20,236,894	$0	$28,305,894
June 30, 2004 (Tangible)	$8,069,000	$20,236,894	$0	$28,305,894

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$124,858,000	$20,236,894	$0	$145,094,894

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	2,404	-23	8	0	2,389	3,441	0.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	626	-76	26	0	576	5,899	0.10
GOV	Gouverneur Bcp MHC of NY(42.5)	832	-66	22	0	788	2,283	0.35
GCBC	Green Co Bcrp MHC of NY (43.9)	2,913	-4	1	0	2,910	2,054	1.42
JXSB	Jcksnville Bcp MHC of IL(46.8)	687	-306	104	0	485	1,952	0.25
ONFC	Oneida Fincl MHC of NY (42.4)	2,997	-645	219	0	2,571	7,488	0.34
PBHC	Pathfinder BC MHC of NY (35.3)	1,488	-704	239	0	1,023	2,448	0.42
ROME	Rome Bncp Inc MHC of NY (38.5)	1,516	595	-202	0	1,909	4,233	0.45
WCFB	Wbstr Cty Fed MHC of IA (39.0)	1,144	0	0	0	1,144	3,772	0.30
WFD	Westfield Finl MHC of MA(46.5)	5,764	-1,164	396	0	4,996	10,057	0.50

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Georgetown Savings Bank
Prices as of September 3, 2004

Final Valuation Pricing Multiple		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	66.94 x	**42.33x**	**40.79x**	20.35x	21.14x	17.60x	16.31x
Price-core earnings multiple	=	P/CE	65.24 x	**44.17x**	**44.20x**	23.42x	24.71x	19.55x	17.70x
Price-book ratio	=	P/B	124.03%	**219.57%**	**205.84%**	170.79%	170.77%	159.51%	148.88%
Price-tangible book ratio	=	P/TB	124.03%	**236.33%**	**232.54%**	173.69%	172.98%	173.56%	162.87%
Price-assets ratio	=	P/A	13.71%	**26.10%**	**24.87%**	21.40%	16.99%	17.02%	14.72%

Valuation Parameters (2)

Pre-Conversion Earnings (Y)	$255,321 (Yr End 6/04)	ESOP Stock Purchases (E)	8.00%	(4)
Pre-Conversion Core Earnings	$262,321 (Yr End 6/04)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B	$8,019,000	ESOP Amortization (T)	15.00	years
Pre-Conv. Tang. Book Value (I	$8,019,000	Stock Programs Amount (M)	4.42%	
Pre-Conversion Assets (A)	$124,808,000	Stock Programs Vesting (N)	5.00	years (4)
Reinvestment Rate:	2.09%	Fixed Expenses	**$600,000**	
Tax rate (TAX)	35.00%	Variable Expenses	**0.00%**	
A-T Reinvestment Rate(R)	1.36%	Percent Sold (PCT)	**45.0000%**	
Est. Conversion Expenses (1)(	7.41%	Foundation Cash Contrib. (C)	$0	
Insider Purchases	**$750,000**	Foundation Stock Contrib. (D)	$0	
Price/Share	$10.00	MHC Assets	**$50,000**	
		Foundation Tax Benefit (Z)	$0	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $18,000,000

2. $V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M-C-D)}$ V= $18,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-C-D)}$ V= $18,000,000

Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Aggregate Mark. Val of Stock Issued	Full Value of Total Shares
Supermaximum	1,309,275	1,071,225	0	2,380,500	$10.00	$10,712,250	$23,805,000
Maximum	1,138,500	931,500	0	2,070,000	10.00	9,315,000	$20,700,000
Midpoint	990,000	810,000	0	**1,800,000**	10.00	8,100,000	$18,000,000
Minimum	841,500	688,500	0	1,530,000	10.00	6,885,000	$15,300,000

(1) Estimated offering expenses at midpoint of the offering.
(2) Reflects reduction in earnings, equity and assets due to $50,000 contributed to the MHC.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$6,885,000
Less: Estimated Offering Expenses	600,000
Net Conversion Proceeds	$6,285,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$6,285,000
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(855,270)
Net Proceeds Reinvested	$5,429,730
Estimated net incremental rate of return	1.36%
Earnings Increase	$73,763
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	23,868
Less: Stock Programs Vesting (3)	39,581
Net Earnings Increase	$10,314

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$255,321	$10,314	$265,635
12 Months ended June 30, 2004 (core)	$262,321	$10,314	$272,635

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$8,019,000	$5,429,730	$0	$13,448,730
June 30, 2004 (Tangible)	$8,019,000	$5,429,730	$0	$13,448,730

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$124,808,000	$5,429,730	$0	$130,237,730

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$8,100,000
Less: Estimated Offering Expenses	600,000
Net Conversion Proceeds	$7,500,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$7,500,000
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(1,006,200)
Net Proceeds Reinvested	$6,493,800
Estimated net incremental rate of return	1.36%
Earnings Increase	$88,218
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	28,080
Less: Stock Programs Vesting (3)	46,566
Net Earnings Increase	$13,572

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$255,321	$13,572	$268,893
12 Months ended June 30, 2004 (core)	$262,321	$13,572	$275,893

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$8,019,000	$6,493,800	$0	$14,512,800
June 30, 2004 (Tangible)	$8,019,000	$6,493,800	$0	$14,512,800

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$124,808,000	$6,493,800	$0	$131,301,800

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$9,315,000
Less: Estimated Offering Expenses	600,000
Net Conversion Proceeds	$8,715,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$8,715,000
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(1,157,130)
Net Proceeds Reinvested	$7,557,870
Estimated net incremental rate of return	1.36%
Earnings Increase	$102,674
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	32,292
Less: Stock Programs Vesting (3)	53,551
Net Earnings Increase	$16,831

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$255,321	$16,831	$272,152
12 Months ended June 30, 2004 (core)	$262,321	$16,831	$279,152

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$8,019,000	$7,557,870	$0	$15,576,870
June 30, 2004 (Tangible)	$8,019,000	$7,557,870	$0	$15,576,870

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$124,808,000	$7,557,870	$0	$132,365,870

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Savings Bank
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$10,712,250
Less: Estimated Offering Expenses	600,000
Net Conversion Proceeds	$10,112,250

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$10,112,250
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(1,330,700)
Net Proceeds Reinvested	$8,781,551
Estimated net incremental rate of return	1.36%
Earnings Increase	$119,297
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	37,136
Less: Stock Programs Vesting (3)	61,584
Net Earnings Increase	$20,578

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$255,321	$20,578	$275,899
12 Months ended June 30, 2004 (core)	$262,321	$20,578	$282,899

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$8,019,000	$8,781,551	$0	$16,800,551
June 30, 2004 (Tangible)	$8,019,000	$8,781,551	$0	$16,800,551

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$124,808,000	$8,781,551	$0	$133,589,551

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 35%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 35%.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com